08047118

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Auburn Bancorp, Inc.
Exact name of registrant as specified in charter

000 1428802
Registrant CIK Number

Registration Statement on Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-149723
SEC file number, if available

S-____
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-____
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

____
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)
_XX_ Rule 202 (Continuing Hardship Exemption)
____ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of **Lewiston**, State of **Maine**, **May 9, 2008**.

Auburn Bancorp, Inc.
(Registrant)

By: **/s/ Allen T. Sterling**
(Name)

President and Chief Executive Officer
(Title)

Filings Made by Person Other Than the Registrant:
After reasonable inquiry and to the best of my knowledge and belief, I certify on _______________, 20__, that the information set forth in this statement is true and complete.

By: __________________________
(Name)

____
(Title)

1731587.1

List of Exhibits (filed previously unless otherwise noted)

1.1	Engagement Letter between Auburn Savings Bank and Keefe Bruyette & Woods, Inc.
1.2	Form of Agency Agreement
2.0	Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company and Stock Issuance Plan
3.1	Charter of Auburn Bancorp, Inc.
3.2	Bylaws of Auburn Bancorp, Inc.
4.0	Specimen Stock Certificate of Auburn Bancorp, Inc.
5.0	Opinion of Nutter McClennen & Fish LLP
8.1	Federal Tax Opinion of Nutter McClennen & Fish LLP
8.2	State Tax Opinion of Berry, Dunn, McNeil & Parker
10.1	Form of Auburn Savings Bank Employee Stock Ownership Plan and Trust
10.2	Form of ESOP Loan Commitment Letter and ESOP Loan Documents
10.3	Form of Employment Agreement between Auburn Savings Bank and Allen T. Sterling
16.0	Letter from Baker Newman Noyes LLC
21.1	Subsidiaries of Auburn Bancorp, Inc.
23.1	Consent of Nutter McClennen & Fish LLP (included in Exhibit 5.0)
23.2	Consent of Keller & Company, Inc.
23.3	Consent of Berry, Dunn, McNeil & Parker
23.4	Consent of Baker Newman Noyes LLC
24.0	Powers of Attorney (included in signature page)
99.1	Appraisal Report of Keller & Company, Inc. (P)
99.2	Marketing Materials
99.3	Subscription Order Form and Instructions
99.4	Additional Marketing Materials

(P) Supporting exhibits and financial schedules are filed herewith in paper format pursuant to Rule 202 and Rule 311 of Regulation S-T.

Exhibit 99.1

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL SCHEDULES TO THE APPRAISAL REPORT OF KELLER & COMPANY, INC. ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

1731568.1

Grant of Continuing Hardship Exemption

March 19, 2008

SEC
Mail Processing
Section

MAY 19 2008

Washington, DC
100

Applicant:	**Michelle L. Basil, Counsel**
Company Name:	**Auburn Bancorp Inc.**
Form Type:	**Form S-1**

Subject document[s]: Exhibit 99.1, parts of Appraisal Report

We considered your continuing hardship exemption request submitted via EDGAR on March 10, 2008 (Accession No. 0001019056-08-000381) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Cecile Peters
Chief, Office of Information Technology
Division of Corporation Finance

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Auburn Bancorp, Inc.
Auburn, Maine

As Of:
February 15, 2008

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Auburn Bancorp, Inc.
Auburn, Maine

As Of:
February 15, 2008

KELLER & COMPANY, INC.
Financial Institution Consultants
Investment and Financial Advisors

555 Metro Place North
Suite 524
Dublin, Ohio 43017

614-766-1426
614-766-1459 (fax)

March 10, 2008

Board of Directors
Auburn Savings Bank
256 Court Street
Auburn, Maine 04212

To the Board:

We hereby submit an independent appraisal ("Appraisal") of the pro forma market value of the to-be-issued stock of Auburn Bancorp, Inc. (the "Corporation"), which is the mid-tier holding company of Auburn Savings Bank, FSB, Auburn, Maine, ("Auburn Savings" or the "Bank"). Such stock is to be issued in connection with the application by the Corporation to complete a minority stock offering, with Auburn Bancorp, MHC, a federally chartered mutual holding company, to own approximately 55 percent of the shares of the Corporation and the remaining 45 percent of the shares of the Corporation will be offered to the public. This appraisal was prepared and provided to the Corporation in accordance with the appraisal requirements of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data and material provided to us by the Corporation, Auburn Savings and the independent auditors, Berry, Dunn, McNeil & Parker, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of the Corporation and the Bank, with the law firm of Nutter, McClennen & Fish LLP, the Bank's conversion counsel, and with Berry, Dunn, McNeil & Parker. Further, we viewed the Corporation's local economy and primary market area.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be updated as required and will give consideration to any new developments in the Corporation's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in such appraisal update.

It is our opinion that as of February 15, 2008, the pro forma market value or appraised value of Auburn Bancorp, Inc. was $5,900,000 at the midpoint of the valuation range, with a minority public offering of $2,655,000 or 265,500 shares at $10 per share.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

TABLE OF CONTENTS

TABLE OF CONTENTS

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this amended Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of Auburn Bancorp, Inc. (the "Corporation"), formed as a mid-tier holding company to own all of the common stock of Auburn Savings Bank, FSB ("Auburn" or the "Bank"), Auburn, Maine. Under the Plan of Conversion, the Corporation will be majority owned by Auburn Bancorp, MHC, which will own 55.0 percent of the Corporation. The Corporation will sell to the public 45.0 percent of the appraised value of the Corporation as determined in this Report in a minority stock offering.

The Application for Conversion is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). We have reviewed such Application for Conversion as well as the Prospectus and related documents, and have discussed them with the Bank's management and the Bank's conversion counsel, Nutter McClennen & Fish LLP, Boston, Massachusetts.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization", in accordance with the OTS application requirements of Regulation §563b and the OTS's Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion of each of the factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

We define the pro forma market value as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the five years ended June 30, 2007, and the unaudited financial statements for the six months ended December 31, 2006 and 2007, and discussed them with Auburn's management and with Auburn's independent auditors, Berry, Dunn, McNeill & Parker, Portland, Maine. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form S-1 and the Bank's preliminary Forms MHC-1 and MHC-2 and discussed them with management and with the Bank's conversion counsel.

To gain insight into the Bank's local market condition, we have visited Auburn's main office and branch office and have traveled the surrounding area in Androscoggin County. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank's primary market area relative to Maine and the United States. We have also examined the competitive market within which Auburn operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of Auburn to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based

Introduction (cont.)

on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the minority stock offering in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF AUBURN SAVINGS BANK, FSB

GENERAL

Auburn Savings Bank, FSB was organized in 1887 as a state-chartered mutual savings and loan association with the name Auburn Building and Loan Association. In 2006, Auburn converted to a federal mutual savings bank and changed its name to Auburn Savings Bank, FSB. The Bank will file for approval to form a mid-tier stock holding company with the name Auburn Bancorp, Inc., which will own all of the stock of the Bank. The Bank's planned mutual holding company, Auburn Bancorp, MHC, will own 55.0 percent of Auburn Bancorp, Inc.

Auburn conducts its business from its main office in Auburn and its branch office in Lewiston, Maine. The Bank's primary market area is focused on Androscoggin County. The Bank has no additional loan production offices. The Bank also has no active subsidiaries.

Auburn's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Deposit Insurance Fund ("DIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). Auburn is a member of the Federal Home Loan Bank (the "FHLB") of Boston and is regulated by the OTS and by the FDIC. As of December 31, 2007, Auburn had assets of $63,458,000, deposits of $44,991,000 and equity of $4,481,000.

Auburn has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area as a community-oriented institution. Auburn has been involved in the origination of residential mortgage loans secured by one- to four-family dwellings, which represented 34.2 percent of its loan originations during the year ended June 30, 2007. One- to four-family loan originations represented a lesser 31.1 percent of loan originations during the six months ended December 31, 2007.

At December 31, 2007, 57.3 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding home equity loans, compared to a larger 61.6

percent at June 30, 2006, with the primary sources of funds being retail deposits from residents in its local communities. The Bank is also an originator of multi-family and commercial real estate loans, construction loans, home equity loans, consumer loans, and commercial loans. Consumer loans include automobile loans, loans on deposit accounts and other secured and unsecured personal loans.

The Bank had cash and investments of $5.5 million, or a moderate 8.7 percent of its assets, excluding FHLB stock of $901,100 or 1.42 percent of assets at December 31, 2007. The Bank had $530,000 of its investments in mortgage-backed and related securities representing 0.8 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Bank's lending and investment activities.

The total amount of stock to be sold by the Corporation in the minority stock offering will be $2,655,000 or 265,500 shares at $10 per share, representing 45 percent of the midpoint fully converted appraised value of $5.9 million. The net conversion proceeds will be $2.0 million, net of conversion expenses of approximately $671,000. The actual cash proceeds to the Bank of $1.3 million will represent 64.9 percent of the net conversion proceeds. The ESOP will represent 7.6 percent of the gross shares issued in the minority offering or 20,237 shares at $10 per share, representing $202,370 or 3.43 percent of the total value. The Bank's net proceeds will be used to fund new loans and to invest in securities following their initial deployment to short term investments. The Bank may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP and to invest in short-term deposits.

The Bank has experienced a modest deposit increase over the past two fiscal years with deposits increasing 8.2 percent from June 30, 2005, to June 30, 2007, or an average of 4.1 percent per year. From June 30, 2007, to December 31, 2007, deposits then increased by $112,000 or 0.2 percent compared to a decrease of $30,000 or 0.3 percent in fiscal year 2007.

General (cont.)

The Bank has focused on strengthening its loan activity during the past two years, on monitoring its net interest margin and earnings, on controlling its nonperforming assets and on maintaining a reasonable equity to assets ratio. Equity to assets increased from 6.49 percent of assets at June 30, 2006, to 6.97 percent at June 30, 2007, and then increased to 7.06 percent at December 31, 2007. It should be noted that total equity increased in dollars from $4.2 million at June 30, 2006, to $4.5 million at December 31, 2007, and represented a higher ratio to assets due to an increase in equity combined with a decrease in assets during that period.

The primary lending strategy of Auburn has been to focus on the origination of residential real estate loans and commercial real estate loans, with a recent increase in commercial loan activity.

The Bank's share of one- to four-family residential mortgage loans decreased modestly from 61.6 percent of gross loans at June 30, 2006, to 57.3 percent as of December 31, 2007. Multi-family and commercial real estate loans increased from 11.5 percent of loans to 16.2 percent from June 30, 2006, to December 31, 2007. All types of real estate loans as a group experienced a minimal decrease, declining from 96.6 percent of gross loans at June 30, 2006, to 96.4 percent at December 31, 2007. The high share of real estate loans was offset by the Bank's minimal share of commercial and consumer loans, which exclude home equity loans. The Bank's share of consumer loans experienced a slight increase in their share of loans from 1.00 percent at June 30, 2006, to 1.01 percent at December 31, 2007, and the dollar balance of consumer loans increased from $542,000 to $552,000. The Bank's share of commercial loans increased from 2.39 percent at June 30, 2006, to 2.63 percent at December 31, 2007.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain higher general valuation allowances, but recognizing the Bank's lower balance of higher risk loans and lower charge-offs. At June 30, 2006, Auburn had $290,000 in its loan loss allowance or 0.54 percent of gross loans, and 305.3 percent of nonperforming assets with the allowance increasing to $309,000 and representing a higher 0.56 percent of gross loans and 249.2 percent of nonperforming assets at December 31, 2007.

The basis of earnings for the Bank has been interest income from loans and investments with the net interest margin being the key determinant of net earnings with less emphasis on noninterest income. With a primary dependence on net interest margin for earnings, current management will focus on striving to strengthen the Bank's net interest margin without undertaking excessive credit risk combined with controlling the Bank's interest risk position and striving to continue to increase noninterest income.

PERFORMANCE OVERVIEW

The financial position of Auburn at December 31, 2007, and at year end June 30, 2003 through 2007, is shown in Exhibits 1 and 2, and the earnings performance of Auburn for the six months ended December 31, 2006 and 2007, and for the years ended June 30, 2003 through 2007, is shown in Exhibits 3 and 4. Exhibit 5 provides selected financial data for Auburn at June 30, 2006 and 2007, and at December 31, 2007. It has been Auburn's objective to increase its loans, deposits, and equity from June 30, 2006, through December 31, 2007. The most recent impact of these trends, recognizing the stable trend in interest rates, was a modest decrease in assets, FHLB advances and investments with deposits remaining stable, partially offset by an increase in loans from June 30, 2006, to December 31, 2007. Auburn also experienced a modest increase in the dollar amount of equity during that period. The Bank's decrease in assets was $712,000 or 1.1 percent from June 30, 2006, to December 31, 2007.

During the past two fiscal years, the Bank experienced its larger dollar increase in assets of $5.0 million in fiscal year 2006, which represented a moderate 8.4 percent increase in assets due to a $5.8 million increase in loans, reduced by a $651,000 decrease in cash and investments. Such increase in assets was followed by a $1.8 million or 2.8 percent decrease in fiscal 2007 and then a $1.1 million or 1.7 percent increase in assets in the six months ended December 31, 2007.

Auburn's loan portfolio, which includes mortgage loans and nonmortgage loans, decreased from $54.0 million at June 30, 2006, to $53.1 million at June 30, 2007, and represented a total decrease of $870,000 or 1.6 percent. For the six months ended December 31, 2007, loans increased by $1.7 million or 3.2 percent to $54.9 million.

Auburn has obtained funds through deposits and through the use of FHLB advances. The Bank's competitive rates for deposits and two offices in its local market in conjunction with its focus on service have been the sources for attracting retail deposits. Deposits decreased a minimal $130,000 or 0.3 percent from June 30, 2006, to June 30, 2007. For the six months ended December 31, 2007, deposits increased by $112,000 or 0.2 percent. The Bank's largest deposit growth period was in the year ended June 30, 2006, when deposits increased $3.5 million or a moderate 8.4 percent.

The Bank experienced an increase in the dollar amount of its equity in fiscal years 2006 and 2007, and also experienced a modest increase in equity from June 30, 2007, through December 31, 2007. The dollar amount of equity increased 4.5 percent from June 30, 2006, to June 30, 2007, and then increased 3.0 percent from June 30, 2007, through December 31, 2007. At June 30, 2006, the Bank had equity of $4.2 million, representing a 6.49 percent equity to assets ratio and then increased to $4.3 million at June 30, 2007, representing a higher 6.97 percent equity to assets ratio due to the Bank's decrease in assets. At December 31, 2007, equity was a higher $4.5 million and a higher 7.06 percent of assets due to the Bank's increase in equity at December 31, 2007, compared to June 30, 2007.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Auburn, providing selected income and expense data in dollars for the fiscal years of 2006 and 2007 and for the six months ended December 31, 2006 and 2007.

Auburn experienced a modest increase in its dollar amount of interest income from fiscal 2006 to fiscal 2007. Interest income was $3.46 million in 2006 and a larger $3.91 million in 2007, representing an increase of $443,000 or 12.8 percent.

The Bank's interest expense also experienced an increase from fiscal year 2006 to 2007. Interest expense increased from $1.91 million in 2006 to $2.34 million in 2007, representing an increase of $429,000 or 22.5 percent, resulting in an increase in net interest income. Net interest income increased $13,000 from 2006 to 2007. In the six months ended December 31, 2007, compared to the six months ended December 31, 2006, there was a modest increase in interest income of $70,000, notwithstanding the increase in interest expense of $62,000, resulting in a dollar increase in net interest income of $8,000 or 7.8 percent for the six months ended December 31, 2007, and a minimal increase in net interest margin.

The Bank has made provisions for loan losses in each of the past two fiscal years of 2006 and 2007. The Bank had a credit to provisions in the six months ended December 31, 2007. The provisions were determined in recognition of the Bank's nonperforming assets, charge-offs, repossessed assets, and industry norms. The Bank had provisions of $61,500 and $34,000 in fiscal years 2006 and 2007, respectively, and a credit of $7,024 in the six months ended December 31, 2007. The Bank had no charge-offs in fiscal 2006, with net charge-offs of $1,000 in the other two periods. The impact of these provisions and net charge-offs has been to provide Auburn with a general valuation allowance of $309,000 at December 31, 2007, or 0.56 percent of gross loans and 249.2 percent of nonperforming assets.

Total other income or noninterest income indicated an increase from fiscal year 2006 to 2007. In the year ended June 30, 2006, noninterest income was $83,000 or 0.13 percent of assets. In the year ended June 30, 2007, noninterest income was a larger $112,000, representing a higher 0.18 percent of assets with the increase due primarily to a $19,000 gain on the sale of loans. For the six months ended December 31, 2007, noninterest income was $77,000 or 0.12 percent of assets, annualized. Noninterest income consists primarily of service charges, loan servicing fees, other income, and gains on the sale of investments and loans.

The Bank's general and administrative expenses or noninterest expenses increased from $1.41 million for the fiscal year of 2006 to $1.48 million for the fiscal year ended June 30, 2007, representing an increase of 4.46 percent. On a percent of average assets basis, operating expenses increased from 2.29 percent of average assets for the fiscal year ended June 30, 2006, to 2.33 percent for the fiscal year ended June 30, 2007, and then increased to 2.43 percent for the six months ended December 31, 2007, annualized.

Income and Expense (cont.)

The net earnings position of Auburn has indicated minimal volatility. The annual net income figures for the fiscal years ended June 30, 2006 and 2007, were $126,000 and $120,000, respectively, representing returns on average assets of 0.19 percent and 0.20 percent for fiscal years 2006 and 2007, respectively. For the six months ended December 31, 2007, Auburn had net income of a lesser $84,000, representing a return on average assets of 0.27 percent, annualized.

Exhibit 7 provides the Bank's normalized earnings or core earnings for the twelve months ended December 31, 2007. The Bank's normalized earnings eliminate any nonrecurring income and expense items. There was one adjustment to earnings, eliminating the Bank's $7,024 recovery to provision for loan losses and applying a tax rate of 29.88 percent, resulting in a change in Auburn's net income of $6,000 to a lower $129,000 from $135,000.

Key performance indicators, including asset quality ratios and capital ratios are shown in Exhibit 8. The Bank's return on assets decreased slightly from 0.21 percent in 2006, to 0.19 percent in fiscal year 2007 and then increased to 0.27 percent in the six months ended December 31, 2007, annualized.

The Bank's lower return on average equity decreased from 2006 to 2007. The return on average equity decreased from 3.01 percent in 2006 to 2.77 percent in fiscal year 2007 and than increased to a higher 3.73 percent for the six months ended December 31, 2007, annualized.

The Bank's net interest rate spread decreased from 2.49 percent in 2006 to 2.38 percent in 2007 and then increased to 2.39 percent for the six months ended December 31, 2007, annualized. The Bank's net interest margin indicated a similar trend, decreasing from 2.70 percent in 2006 to 2.67 percent in 2007, and then increased to 2.68 percent for the six months ended December 31, 2007. Auburn's net interest rate spread decreased 11 basis points from 2006 to 2007 and then increased 1 basis point in the first six months of fiscal 2008. The Bank's net interest margin followed a more stable trend, decreasing 3 basis points from 2006 to 2007 and then increased 1 basis point in the first six months of fiscal 2008.

Auburn's ratio of interest-earning assets to interest-bearing liabilities increased modestly from 106.50 percent at June 30, 2006, to 107.13 percent at December 31, 2007. The Bank's increase in its ratio of interest-earning assets to interest-bearing liabilities is primarily the result of the Bank's increase in its equity ratio.

As discussed previously, the Bank's ratio of noninterest expenses to average assets increased from 2.33 percent in fiscal year 2006 to 2.38 percent in fiscal year 2007 and to 2.43 percent for the six months ended December 31, 2007, annualized. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income, referred to as the "efficiency ratio." The industry norm is 59.9 percent with a lower ratio indicating greater efficiency. Historically, the Bank has been characterized by lower efficiency, reflected in its higher efficiency ratio, which increased from 86.32 percent in 2006 to 87.86 percent in 2007, decreasing slightly to 87.23 percent for the six months ended December 31, 2007, annualized.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming loans to total loans is a fundamental indicator of asset quality. Auburn experienced no change in its ratio of nonperforming assets to both loans and total assets from 2006 to 2007, and then a slight increase in the six months ended December 31, 2007. Nonperforming assets consist of real estate owned, loans delinquent 90 days or more but still accruing, and nonaccruing loans. At December 31, 2007, Auburn's nonperforming assets consisted of real estate owned. The ratio of nonperforming assets to total assets was 0.20 percent at December 31, 2007, increasing from 0.15 percent at June 30, 2006.

Income and Expense (cont.)

Two other indicators of asset quality are the Bank's ratios of allowance for loan losses to total loans and also to nonperforming loans. The Bank's allowance for loan losses was 0.54 percent of loans at June 30, 2006, and a higher 0.56 percent at December 31, 2007. Auburn's allowance for loan losses to nonperforming loans was not meaningful at June 30, 2006, and also at December 31, 2007, due to the absence of nonperforming loans.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal year of 2007 and the six months ended December 31, 2007. In fiscal year 2007, net interest income increased $31,000, due to an increase in interest income of $444,000, reduced by a $413,000 increase in interest expense. The increase in interest income was due to an increase due to volume of $116,000, accented by an increase due to rate of $328,000. The increase in interest expense was due to a $368,000 increase due to rate, accented by a $45,000 increase due to volume.

For the six months ended December 31, 2007, net interest income increased $11,000, due to an increase in interest income of $132,000, reduced by a $121,000 increase in interest expense. The increase in interest income was due to an increase due to rate of $180,000, reduced by a decrease due to volume of $48,000. The increase in interest expense was due to a $174,000 increase due to rate, reduced by a $53,000 decrease due to volume.

YIELDS AND COSTS

The overview of yield and cost trends for the fiscal years ended June 30, 2006 and 2007, the six months ended December 31, 2006 and 2007 and at December 31, 2007, can be seen in Exhibit 10, which offers a summary of yields on interest-earning assets and costs of interest-bearing liabilities.

Yields and Costs (cont.)

Auburn's weighted average yield on its loan portfolio increased 54 basis points from fiscal year 2006 to 2007, from 6.31 percent to 6.85 percent and then increased 30 basis points to 7.15 percent for the six months ended December 31, 2007. The yield on investment and mortgage-backed securities increased 28 basis points from fiscal year 2006 to 2007, from 4.47 percent to 4.75 percent and then decreased 43 basis points to 4.32 percent for the six months ended December 31, 2007. The yield on other interest-earning deposits increased 206 basis points from fiscal year 2006 to 2007, from 3.16 percent to 5.22 percent and then increased 103 basis points to 6.25 percent for the six months ended December 31, 2007. The combined weighted average yield on all interest-earning assets increased 61 basis points to 6.66 percent from fiscal year 2006 to 2007 and then increased 27 basis points to 6.93 percent for the six months ended December 31, 2007. The yield on all interest-earning assets then decreased 28 basis points from 6.93 percent for the six months ended December 31, 2007, to 6.65 percent at December 31, 2007.

Auburn's weighted average cost of interest-bearing liabilities increased 70 basis points to 4.27 percent from fiscal year 2006 to 2007, which was greater than the Bank's 61 basis point increase in yield, resulting in a decrease in the Bank's net interest rate spread of 9 basis points from 2.48 percent to 2.39 percent from 2006 to 2007. The Bank's net interest margin decreased from 2.70 percent in fiscal year 2006 to 2.67 percent in fiscal year 2007, representing a decrease of 3 basis points. In the six months ended December 31, 2007, the Bank's net interest rate spread increased 3 basis points to 2.42 percent, and the Bank's net interest margin increased 7 basis points to 2.74 percent. The Bank's net interest rate spread then decreased 5 basis points to 2.37 percent at December 31, 2007.

INTEREST RATE SENSITIVITY

Auburn monitors its interest rate sensitivity position and has focused on maintaining a moderate level of interest rate risk exposure. Auburn has adjustable-rate loans to reduce its interest rate risk exposure. Auburn recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and net portfolio value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in net portfolio value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance.

The Bank measures its interest rate risk through the use of its net portfolio value ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheets contracts. The NPV for the Bank is calculated on a quarterly basis, by the OTS, showing the Bank's NPV to asset ratio, the dollar change in NPV, and the change in the NPV ratio for the Bank under rising and falling interest rates. Such changes in NPV ratio under changing rates are reflective of the Bank's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, investment maturities, deposit maturities and deposit withdrawals.

Exhibit 11 provides the Bank's NPV levels and ratios as of December 31, 2007, based on the OTS' calculations and the changes in the Bank's NPV levels under rising and declining interest rates. The focus of this exposure table is a 200 basis point change in interest rates either up or down.

Interest Rate Sensitivity (cont.)

The Bank's change in its NPV at December 31, 2007, based on a rise in interest rates of 100 basis points was a 12.0 percent decrease, representing a dollar decrease in equity value of $697,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank's NPV was estimated to increase 8.0 percent or $444,000 at December 31, 2007. The Bank's exposure widens to a 28.0 percent decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $1,565,000. The Bank's exposure is a 13.0 percent increase based on a 200 basis point decrease in interest rates, representing a dollar increase of $708,000.

The Bank's post shock NPV ratio based on a 200 basis point rise in interest rates is 6.45 percent and indicates a 218 basis point decrease from its 8.63 percent based on no change in interest rates.

The Bank is aware of its moderate interest rate risk exposure under rapidly rising rates and minimal exposure under falling rates. Due to Auburn's recognition of the need to control its interest rates exposure, the Bank has also been a participant in the purchase of adjustable-rate mortgage-backed securities. The Bank plans to increase its balance and share of adjustable-rate commercial real estate loans as well as one-year and three-year ARM loans. The Bank will focus on increasing its post shock NPV ratio, recognizing the planned minority stock offering will immediately strengthen the Bank's post shock NPV ratio.

LENDING ACTIVITIES

Auburn has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, commercial real estate loans, multi-family loans, consumer and home equity loans and commercial loans. Exhibit 12 provides a summary of Auburn's loan portfolio, by loan type, at June 30, 2006 and 2007, and at December 31, 2007.

Lending Activities (cont.)

The primary and predominant loan type for Auburn has been residential loans secured by one- to four-family dwellings, representing a moderate 57.3 percent of the Bank's gross loans as of December 31, 2007. The share of this loan type has decreased from 61.6 percent at June 30, 2006, and decreased from 59.9 percent at June 30, 2007. The distant second largest real estate loan type as of December 31, 2007, was home equity loans and lines of credit, which constituted a moderate 19.9 percent of gross loans compared to 19.1 percent as of June 30, 2006, and 20.9 percent as of June 30, 2007. The third largest real estate loan category as of December 31, 2007, was commercial real estate and multi-family loans, which represented 16.2 percent of gross loans compared to a lesser 11.5 percent as of June 30, 2006. These three real estate loan categories represented a strong 93.4 percent of gross loans at December 31, 2007, compared to a lesser 92.2 percent of gross loans at June 30, 2006, and a larger 95.0 percent at June 30, 2007.

Nonmortgage consumer loans, which exclude home equity loans and lines of credit, represented a minimal 1.01 percent of gross loans at December 31, 2007, compared to 1.00 percent at June 30, 2006, and a slightly smaller 0.94 percent at June 30, 2007. The Bank's consumer loans include automobile loans, savings account loans and secured and unsecured personal loans.

Commercial loans represented a modest 2.6 percent of gross loans at December 31, 2007, compared to 2.5 percent at June 30, 2006, and 2.4 percent at June 30, 2007. The Bank's overall mix of loans has changed only slightly from June 30, 2006, to December 31, 2007, with the share of residential loans decreasing slightly, offset by increases in commercial real estate and multi-family loans, commercial business loans and home equity loans and lines of credit.

The focus of Auburn's residential mortgage loan activity is on properties located in Auburn's primary market area focused on Androscoggin County. The Bank offers fixed-rate residential mortgage loans and adjustable-rate residential mortgage loans. Fixed-rate residential mortgage loans have a maximum term of 30 years with most originations today having terms of

10, 15 or 30 years. The Bank's fixed-rate residential mortgage loans conform to FHLMC underwriting standards. The Bank's ARM residential loans have initial terms of one year or three years.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80.0 percent at Auburn, even though the Bank is permitted to make loans up to a 95.0 percent loan-to-value ratio for first mortgage loans on owner-occupied one- to four-family dwellings, including construction loans of the same type. While the Bank does make loans up to 95.0 percent of loan-to-value, the Bank may require private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio.

Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank also requires an escrow account for insurance and taxes on most loans.

Auburn has also been an originator of fixed-rate and adjustable-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. As previously indicated, the Bank had a combined total of $8.9 million in commercial real estate and multi-family loans at December 31, 2007, representing 16.2 percent of gross loans, compared to a lesser $6.2 million or 11.5 percent of gross loans at June 30, 2006. The major portion of commercial real estate and multi-family loans are secured by apartment buildings, small retail establishments and small office buildings, and other owner-occupied properties used for business. The multi-family and commercial real estate loans are fully amortizing with a term of up to 25 years. The maximum loan-to-value ratio does not exceed 80.0 percent.

The Bank also originates home equity loans and home equity lines of credit. Home equity loans normally have a term of 5, 10 or 15 years. Home equity lines of credit have an adjustable interest rate equal to one-half of a percentage point above the prime rate published by

Lending Activities (cont.)

The Wall Street Journal and a loan-to-value ratio of no more than 90.0 percent of value. Home equity lines of credit have a maturity of 40 years with a five-year draw period.

Auburn is an originator of other consumer loans, with all consumer loans totaling $552,000 at December 31, 2007, representing 1.0 percent of gross loans. The focus of the Bank's other consumer loans is automobile loans, savings account loans and secured and unsecured personal loans.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of Auburn's loans by fixed or adjustable-rate, indicating a predominance of fixed-rate loans. It should be noted, however, that a significant share of the loans classified as having fixed rates are residential mortgage loans with longer contractual maturities. At December 31, 2007, the Bank had a modest 8.8 percent of its loans due on or before December 31, 2008, or in one year or less, with a modest 12.2 percent due by December 31, 2012, in one to five years.

As indicated in Exhibit 14, Auburn experienced a moderate decrease in its one-to four-family loan originations and total loan originations from fiscal year 2006 to 2007 with no activity in loans purchased. Total loan originations in fiscal year 2006 were $22.0 million compared to a smaller $15.0 million in fiscal year 2007, reflective of decreases in residential and construction loans originated. Residential loans originated decreased from $9.5 million to $5.1 million. The decrease in residential real estate loan originations from 2006 to 2007 of $4.4 million represented 62.9 percent of the $7.0 million aggregate decrease in total loan originations from 2006 to 2007, with construction loan originations decreasing $2.9 million or 41.4 percent of the decrease in total loan originations from 2006 to 2007. Consumer loan originations increased $90,000 from 2006 to 2007.

Lending Activities (cont.)

Overall, loan originations exceeded principal payments, loan repayments and other reductions in fiscal 2006 fell short in 2007. In fiscal 2006, loan originations exceeded reductions by $5.8 million, and fell short of reductions by $1.1 million in fiscal 2007.

During the six months ended December 31, 2007, loan originations totaled $7.1 million. Loan originations exceeded principal repayments by $1.7 million for the six months ended December 31, 2007.

NONPERFORMING ASSETS

Auburn understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions through many regions of the country. A number of financial institutions have been confronted with rapid increases in their nonperforming assets and have been forced to recognize significant losses, setting aside major valuation allowances.

A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. Auburn experienced a minimal increase in nonperforming assets from June 30, 2006, to December 31, 2007.

It is normal procedure for Auburn's board to review all delinquent loans on a monthly basis, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 5 to 15 days, the Bank sends a notice to the borrower, accompanied by a subsequent phone call by the collections officer between 30 and 45 days after the due date. A second notice is sent up to 90 days after the due date. The Bank initiates both written and oral communication with the borrower if the loan remains delinquent.

Nonperforming Assets (cont.)

When the loan becomes delinquent at least 90 days, the Bank will send a letter to the borrower indicating that the loan will be referred to counsel for collection and foreclosure. Under certain circumstances, the Bank may arrange for an alternative payment structure through a workout agreement. A decision as to whether and when to initiate foreclosure proceedings is based on such factors as the amount of the outstanding loan, the extent of the delinquency and the borrower's ability and willingness to cooperate in curing the delinquency. The Bank generally initiates foreclosure when a loan has been delinquent 120 days and no workout agreement has been reached. The decision to foreclose is made by the Bank's senior loan officer.

Exhibit 15 provides a summary of Auburn's delinquent loans at June 30, 2006 and 2007, and at December 31, 2007. Delinquent loans include loans 30 to 59 days past due and loans 60 to 89 days past due. The Bank had $453,000 in delinquent loans at December 31, 2007, compared to a similar $429,000 at June 30, 2006. The delinquent loans included 72.4 percent in loans 60 to 89 days past due at December 31, 2007, compared to a lesser zero percent at June 30, 2006. The delinquent loans consisted of $95,000 in residential real estate loans, $316,000 in commercial real estate loans, and $43,000 in commercial loans at December 31, 2007.

Exhibit 16 provides a summary of Auburn's nonperforming assets at June 30, 2006 and 2007 and at December 31, 2007. Nonperforming assets are defined as loans 90 days or more past due, nonaccruing loans and real estate owned. The Bank carried a lower balance of nonperforming assets at June 30, 2006 and 2007, and at December 31, 2007. Auburn's nonperforming assets were $95,000 at June 30, 2006, and a higher $124,000 at December 31, 2007, which represented 0.15 percent of assets at June 30, 2006, and 0.20 percent at December 31, 2007. The Bank's nonperforming assets included $95,000 in nonaccrual loans with no real estate owned or loans 90 days or more past due at June 30, 2006, and $124,000 in real estate owned with no nonaccrual loans and no loans 90 days or more past due at December 31, 2007.

Auburn's nonperforming assets were greater than its classified assets at December 31, 2007, and less than its classified assets at June 30, 2006 and 2007. The classified assets include

Nonperforming Assets (cont.)

loans classified as substandard, doubtful and loss and do not include loans classified as special mention. The Bank's classified assets were 0.17 percent of assets at June 30, 2006, 0.01 percent at June 30, 2007, and 0.01 percent at December 31, 2007, as indicated in Exhibit 17. The Bank's classified assets consisted entirely of substandard assets, with no assets classified as doubtful or loss at June 30, 2006, June 30, 2007, and at December 31, 2007.

Exhibit 18 shows Auburn's allowance for loan losses at June 30, 2006 and 2007, and at December 31, 2007, indicating the activity and the resulting balances. Auburn indicated a modest increase in its balance of allowance for loan losses from $290,000 at June 30, 2006, to $309,000 at December 31, 2007. The Bank had provisions for loan losses of $62,000 in fiscal 2006, $34,000 in fiscal 2007, and a credit of $7,000 in the six months ended December 31, 2007.

The Bank had net charge-offs of $10,000 in fiscal 2006, $1,000 in fiscal 2007 and $2,000 during the six months ended December 31, 2007. The Bank's ratio of allowance for loan losses to gross loans was 0.54 percent at June 30, 2006, and a larger 0.56 percent at December 31, 2007. Allowance for loan losses to nonperforming assets was 305.26 percent at June 30, 2006, and a lesser 249.19 percent at December 31, 2007.

INVESTMENTS

The Bank's investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, corporate bonds, equity securities, investment securities and mortgage-backed securities. Exhibit 19 provides a summary of Auburn's investment portfolio and mortgage-backed securities at June 30, 2006 and 2007, and at December 31, 2007. Investment securities, including mortgage-backed securities, totaled $1.7 million at December 31, 2007, compared to $3.5 million at June 30, 2006, and $2.4 million at June 30, 2007. The Bank had $657,000 in mortgage-backed securities at December 31, 2007, and a larger balance of $734,000 at June 30, 2007, and $1.0 million at June 30, 2006.

Investments (cont.)

The primary component of the Bank's investments at December 31, 2007, was corporate bonds, representing 57.4 percent of total investments, excluding FHLB stock, compared to a lesser 30.7 percent at June 30, 2007, and 28.3 percent at June 30, 2006. The Bank also had cash and interest-bearing deposits totaling $3.8 million at December 31, 2007, compared to a lesser $3.4 million at June 30, 2006. The Bank had $901,000 in FHLB stock at December 31, 2007. The weighted average yield on investment securities was 5.50 at December 31, 2007, and a lower 4.47 percent yield on investment securities for the year ended June 30, 2006.

DEPOSIT ACTIVITIES

The mix of deposits by type at June 30, 2006 and 2007, and at December 31, 2007, is provided in Exhibit 20. There has been a moderate change in the Bank's total deposits and minimal change in the deposit mix during that eighteen month period. Total deposits increased from $42.7 million at June 30, 2006, to $44.4 million at June 30, 2007, followed by an increase to $45.3 million at December 31, 2007, representing a net eighteen month increase of $2.6 million or 6.1 percent and an annualized increase of 4.1 percent. Certificates of deposits increased from $25.1 million at June 30, 2006, to $28.9 million at December 31, 2007, representing an increase of $3.8 million or 15.1 percent, while savings, MMDA, demand and checking accounts decreased $1.2 million or 7.4 percent from $17.6 million at June 30, 2006, to $16.3 million at December 31, 2007.

The Bank's share of certificates of deposit to total deposits experienced an increase from 58.9 percent of deposits at June 30, 2006, to a modestly higher 63.9 percent of deposits at December 31, 2007, offset by a decrease in the share of savings, MMDA, demand and checking accounts, which decreased from 41.2 percent at June 30, 2006, to 36.1 percent at December 31, 2007.

Deposit Activities (cont.)

The deposit category experiencing the strongest growth in dollars from June 30, 2006, to December 31, 2007, was certificates of deposits, which increased $3.8 million during that time period; and the category experiencing the largest decrease from June 30, 2006, to December 31, 2007, was MMDA accounts, which declined $1.1 million.

Exhibit 20 provides a breakdown of certificates of deposit of $100,000 or more by maturity at December 31, 2007, and a breakdown of all certificates of deposit by rate and maturity. The Bank had a moderate $29.7 million in certificates of deposit, representing 63.9 percent of total deposits. The Bank had $25.4 million in certificates of deposit maturing in one year or less, representing 85.7 percent of certificates of deposit or more, with 9.1 percent maturing in one to two years, and 5.2 percent maturing in two years.

Exhibit 22 shows the Bank's deposit activity for the two years ended June 30, 2006, and 2007, and for the six months ended December 31, 2007. Including interest credited, Auburn experienced net increases in deposits in fiscal year 2006 and for the six months ended December 31, 2007, and a net decrease in fiscal year 2007. In fiscal year 2006, there was a net increase in deposits of $3,531,000, and then a net decrease of $130,000 in 2007. In the six months ended December 31, 2007, deposits increased $111,000.

BORROWINGS

As indicated in Exhibit 23, Auburn has made regular use of FHLB advances in the years ended June 30, 2006 and 2007, and during the six months ended December 31, 2007. The Bank had total FHLB advances of $13.7 million at December 31, 2007, with a weighted cost of 5.32 percent with outstanding balances of $14.8 million at June 30, 2006, and $12.9 million at June 30, 2007.

SUBSIDIARIES

Auburn has no active subsidiary corporations.

OFFICE PROPERTIES

Auburn had two offices at December 31, 2007, both owned by the Bank, with its home office located at 256 Court Street, Auburn, Maine, and its branch in Lewiston, Maine (reference Exhibit 24). At December 31, 2007, the Bank's investment in these office premises and equipment totaled $2.0 million, net of depreciation, or 3.1 percent of total assets.

MANAGEMENT

The president and chief executive officer of Auburn is Allen T. Sterling, who is not currently a director. Mr. Sterling became president and chief executive officer in June 1996 and will become a director of the Bank, the Corporation and the mutual holding company following the MHC reorganization. Prior to joining Auburn, Mr. Sterling was the chief financial officer of Skowhegan Savings Bank in Skowhegan, Maine, from 1973 to 1984. Rachel A. Haines is senior vice president and treasurer of the Bank and has served as treasurer since 2005. Ms. Haines joined the Bank in 1986. Bruce M. Ray is one of the Bank's senior vice presidents and senior loan officer, a position he has held since 1997. Mr. Ray joined the Bank in 1997. Prior to joining Auburn, Mr. Ray was vice president and lender at Mechanics Savings Bank from 1980 to 1996 and from 1972 to 1980 was loan officer at Skowhegan Savings Bank. Martha L. Adams is senior vice president and operations officer and has held these positions since 2005. Ms. Adams has been with the Bank since 2000. Jason M. Longley is vice president and a commercial loan officer, positions he has held since 2007 and 2005, respectively. Mr. Longley has been with Auburn since 2005. Prior to joining Auburn, Mr. Longley was a commercial loan analyst at Mechanics Savings Bank in Lewiston, Maine, from 2003 to 2005.

II. DESCRIPTION OF PRIMARY MARKET AREA

Auburn's market area encompasses Androscoggin County in Maine. The Bank's two offices are in Androscoggin County with one in the city of Auburn and one in the city of Lewiston.

Exhibit 25 provides a summary of key demographic data and trends for the cities of Auburn and Lewiston, Androscoggin County, Maine and the United States. From 1990 to 2000, population decreased in both Auburn and Lewiston as well as in Androscoggin County, while population increased in Maine and the United States. The population decreased by 4.5 percent in Auburn, by 10.2 percent in Lewiston and by 1.4 percent in Androscoggin County, while increasing by 3.8 percent in Maine and by 13.2 percent in the United States. The population reversed to growth in Auburn and Lewiston from 2000 to 2007. Compared to 2000, the population in 2007 indicated increases of 4.1 percent in both Auburn and Lewiston, an increase of 5.9 percent in Androscoggin County, while Maine indicated growth of 6.1 percent and the United States indicated growth of 8.9 percent. Projections indicate that population will continue to increase in all areas through 2012. The population in both Auburn and Lewiston is projected to increase by 3.6 percent and 3.2 percent, respectively, with a projected 4.2 percent increase in population in Androscoggin County. Maine and the United States are projected to have population growth of 3.8 percent and 6.3 percent, respectively.

Lewiston experienced a decrease in households of 3.4 percent from 1990 to 2000; but during those ten years, the number of households increased in Auburn by 2.3 percent, in Androscoggin County by 5.0 percent, in Maine by 11.4 percent and in the United States by 14.7 percent. The trend in household growth from 2000 to 2007 indicates an increase in Auburn of 6.0 percent and in Lewiston of 1.3 percent, in Androscoggin County by 7.6 percent, in Maine by 8.5 percent, and in the United States by 9.3 percent. From 2007 through the year 2012, households are projected to increase by 4.6 percent, 8.3 percent, 5.3 percent, 5.0 percent and 6.5 percent in Auburn, Lewiston, Androscoggin County, Maine and the United States, respectively.

Description of Primary Market Area (cont.)

In 1990, Auburn had a per capita income of $13,511 with lower per capita income of $12,277 in Lewiston. Androscoggin County, Maine and the United States, had per capita income of $12,397, $12,957 and $14,420, respectively. From 1990 to 2000, per capita income increased in all areas. Auburn's per capita income increased from 1990 to 2000 by 47.6 percent to $19,942. Per capita income increased by 45.8 percent in Lewiston to $17,905, by 51.1 percent to $18,734 in Androscoggin County, by 50.8 percent to $19,533 in Maine and by 49.7 percent to $21,587 in the United States. From 2000 to 2007, per capita income continued to increase by 27.6 percent, 18.0 percent, 20.5 percent, 26.1 percent and 29.3 percent to $25,452, $21,132, $22,583, $24,625 and $27,916 in Auburn, Lewiston, Androscoggin County, Maine and the United States, respectively.

The 1990 median household income of $27,493 in Auburn was higher than the median household income in Lewiston and Androscoggin County at $24,051 and $26,979, respectively. Maine's 1990 median household income was $27,854, slightly higher than Auburn's and the median household income of $30,056 in the United States was the highest of all areas. From 1990 to 2000, median household income increased in all areas, with Auburn indicating a 29.7 percent increase to $35,652, compared to a 21.4 percent increase to $29,191 in Lewiston, an increase of 32.7 percent to $35,793 in Androscoggin County, a 33.7 percent increase to $37,240 in Maine and a 39.7 percent increase to $41,994 in the United States. From 2000 to 2007, median household income in Auburn was estimated to have increased 22.8 percent to $43,793, while median household income in Lewiston and Androscoggin County increased by 18.8 percent and 19.8 percent to $34,668 and $42,866, respectively. Maine's median household income grew 22.1 percent to $45,463, and the United States' increase was 26.6 percent to $53,154 from 2000 to 2007. From 2007 to 2012, median household income is projected to increase by 13.4 percent in Auburn to $49,678, by 12.5 percent to $39,014 in Lewiston, by 14.7 percent to $49,152 in Androscoggin County, by 14.7 percent in Maine to $52,125, and by 17.6 percent in the United States to $62,503.

Description of Primary Market Area (cont.)

Exhibit 26 provides a summary of key housing data for Auburn, Lewiston, Androscoggin County, Maine and the United States. In 1990, Auburn had a rate of owner-occupancy of 57.0 percent, higher than Lewiston at 47.0 percent, with Androscoggin County at a higher 62.2 percent owner-occupancy rate. Maine and the United States had owner-occupancy rates of 70.5 percent and 64.2 percent, respectively. As a result, Auburn supported a higher rate of renter-occupied housing of 43.0 percent, compared to 53.0 percent in Lewiston, a lower 37.8 percent in Androscoggin County, 29.5 percent in Maine and 35.8 percent in the United States. In 2000, owner-occupied housing increased slightly in Auburn to 57.2 percent, and also increased slightly in Lewiston to 47.2 percent. Owner-occupied housing was 63.4 percent in Androscoggin County, 71.6 percent in Maine and 66.2 percent in the United States, respectively. Conversely, the renter-occupied rates decreased in Auburn to 42.8 percent, in Lewiston to 52.8 percent, in Androscoggin County to 36.6 percent and decreased in Maine and the United States to 28.4 percent and 33.8 percent, respectively.

Auburn's1990 median housing value was $86,800 with Lewiston having an $87,200 median housing value, and Androscoggin County, Maine and the United States at $86,400, $87,300 and $78,500, respectively . The 1990 median rent in Auburn was $396 compared to Lewiston at $361, Androscoggin County at $374, Maine at $419 and the United States at $374. In 2000, median housing values had decreased slightly in Auburn to $86,700 but had remained the same in Lewiston at $87,200. Androscoggin County, Maine and the United States all had increases in housing values to $89,900, $98,700 and $119,600, respectively. The 2000 median rents were $446 in Auburn, $408 in Lewiston, $433 in Androscoggin County, and $497 and $602 in Maine and the United States, respectively.

In 1990, the major source of employment in all areas, by industry sector, based on share of employment, was the services sector with 35.3 percent, 33.3 percent, 32.3 percent, 36.8 percent and 34.0 percent of the majority of employment in Auburn, Lewiston, Androscoggin County, Maine and the United States, respectively (reference Exhibit 27). The manufacturing sector was the second major employment source in the Auburn, Lewiston and Androscoggin

Description of Primary Market Area (cont.)

County at 22.5 percent, 26.0 percent and 25.4 percent, respectively, but accounted for a lower 19.7 percent in Maine and 19.2 percent in the United States. The wholesale/retail sector was the third largest major employer in Auburn, Lewiston and Androscoggin County at 22.4 percent, 22.9 percent and 22.5 percent, respectively, but second highest in Maine and in the United States at 22.1 percent and 27.5 percent. The construction sector, finance, insurance and real estate sector, transportation/utilities sector, and the agriculture/mining sector combined to provide 19.8 percent of employment in Auburn, 17.8 percent of employment in Lewiston, 19.8 percent of employment in Androscoggin County, 21.4 percent in Maine and 19.3 percent in the United States.

In 2000, the services industry, wholesale/retail trade and manufacturing industry provided the first, second and third highest sources of employment, respectively, for Auburn, Lewiston, Maine and the United States. The services industry accounted for 45.0 percent, 44.8 percent, 46.4 percent and 46.7 percent in Auburn, Lewiston, Maine and the United States, respectively. Wholesale/retail trade provided for 18.5 percent, 20.1 percent, 16.9 percent and 15.3 percent in Auburn, Lewiston, Maine and the United States, respectively. The manufacturing sector provided 17.5 percent, 17.4 percent, 14.2 percent and 14.1 percent of employment in Auburn, Lewiston, Maine and the United States, respectively. Androscoggin County's three highest employment sectors were only slightly different in 2000, with services at 42.7 percent, manufacturing at 19.3 percent and wholesale/retail at 18.7 percent providing the largest numbers. The remaining employment sectors of agriculture/mining, construction, transportation/utilities, information, and finance, insurance and real estate provided the remaining 19.0 percent, 17.7 percent, 19.3 percent, 22.5 percent, and 23.9 percent of employment in Auburn, Lewiston, Androscoggin County, Maine and the United States, respectively.

Description of Primary Market Area (cont.)

Some of the largest employers in the area are listed below.

Employer	Business
1,000 to 1,700 employees:	
Central Main Medical Center	Health and management services
St. Mary's Health Systems	Health and management services
500 to 999 employees:	
L.L. Bean	Retail, telemarketing
Wal-Mart	General merchandise stores
Banknorth Group-L-A, MSA	Banking
Lewiston School Dept.	Educational services, local gov't.
Bates College	Educational services, private
Auburn School Dept.	Educational services, local gov't.
Tambrands, Inc.	Paper manufacturer
Panolam (Pioneer Plastics)	Plastics manufacturer
300 to 499 employees:	
City of Lewiston	Local government
LiveBridge	Business services
Formed Tiber Technologies	Textile manufacturer
Tri-County Mental Health	Health services
County Kitchen (LePage Bakery)	Food manufacturer
Liberty Mutual	Insurance
Androscoggin Home Care & Hospice	Health services

Unemployment rates are another key economic indicator. Exhibit 28 shows the unemployment rates in Androscoggin County, Maine and the United States in 2003 through October of 2007. Androscoggin County has been generally characterized by similar unemployment rates compared to both Maine and the United States with both the county and state having lower rates than the United States. In 2003, Androscoggin County had an unemployment rate of 5.0 percent, compared to rates of 5.0 percent in Maine and 6.0 percent in the United States. Unemployment rates decreased in 2004, to 4.5 percent in Androscoggin County, to 4.6 percent in Maine and to 5.5 percent in the United States. In 2005, the county and state had increases in unemployment rates to 4.9 percent and 4.8 percent, respectively, with the United States having a decrease in its unemployment rate to 5.1 percent. In 2006, unemployment rates decreased to 4.2 percent, 4.6 percent, and 4.6 percent in Androscoggin County, Maine, and the United States, respectively. Through October of 2007, the unemployment rates in Androscoggin County, Maine and the United States were all at 4.4 percent.

Exhibit 29 provides deposit data for banks and thrifts in Androscoggin County. At June 30, 2007, Auburn's deposits represented 8.5 percent of the thrift deposits in Androscoggin County but a smaller 3.9 percent of the total deposits in Androscoggin County. It is evident from the size of the thrift and bank deposits that the market area has a moderate deposit base at $1.14 billion.

Exhibit 30 provides interest rate data for each quarter for the years 2003 through 2007. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2002 and then a basically flat trend in 2003. This trend indicates some increase in One-Year Treasury Bills and 30-Year Treasury Notes. Then rates have indicated constant increases in each quarter in 2005 and continuing at a strong pace in the first quarter of 2006 followed by decreases in longer term Treasury rates in the second quarter of 2006 and then stabilizing for the remainder of 2006. In 2007, rates on thirty-year Treasuries increased, while 90-day and one-year Treasury bills decreased significantly, resulting in a reversal of the inverted yield curve.

SUMMARY

Auburn and Lewiston experienced decreases in population from 1990 through 2000 as did Androscoggin County. All areas are projected to increase in population from 2007 through 2012. Auburn, Lewiston, Auburn County and Maine indicated lower per capita income and median household income than the United States. In 1990, the median housing values in Auburn, Lewiston and Auburn County were similar to Maine's but higher than the national average, while the median rent in all areas except Lewiston was higher than the national median.

Description of Primary Market Area (cont.)

In 2000, market area, county and state median housing values and median rent were below the national medians.

Androscoggin County has had similar unemployment rates compared to Maine with both the county and state having lower rates than that of the United States. Finally, the market area is a competitive financial institution market dominated by banks with a total market area deposit base for banks and thrifts of $1.1 billion.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of Auburn is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes various methodologies and parameters used in the selection of the group. The selection of the comparable group was based on the establishment of both general and specific parameters using financial condition, operating and asset quality characteristics of the Bank to indicate the overall appropriateness of each of the comparable group institutions and the full comparable group in aggregate. The parameters established and defined are considered to be both reasonable and reflective of the Bank's basic operations.

The various characteristics of the selected comparable group provide the primary basis for applying the necessary adjustments to the Bank's pro forma value relative to the comparable group. There is also a general recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the New England region.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, for the universe of 204 publicly-traded, FDIC-insured, fully converted thrifts in the United States ("all thrifts"), also subclassifying those thrifts by region, including the 19 publicly-traded New England thrifts ("New England thrifts"), and by trading exchange. At February 15, 2008, there were no publicly-traded thrift institutions in Maine. Exhibits 34 and 35 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, for the 74 publicly-traded, FDIC-insured mutual holding companies in the United States.

SELECTION PARAMETERS

Mutual Holding Companies

The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to just under 50 percent, since public ownership must be in the minority, causing them to demonstrate certain characteristic differences not only from fully converted, publicly-traded companies, but also among themselves. Mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and, in most cases, a lower book value per share. Mutual holding company trading volume in the aftermarket is often lower than fully converted companies, with the fewer public shares affording less liquidity to the issue. Additionally, there is a measure of speculation attached to mutual holding company pricing, in that mutual holding companies have more potential for remutualization than fully converted companies; and many mutual holding companies subsequently elect to offer to the public the majority of shares owned by the MHC in what is known as a second stage conversion. In a second stage conversion, the original minority public shareholders receive additional shares, known as exchange shares, in the fully converted company in order to maintain the same collective percentage ownership they held in the MHC. Such additional shares might increase the value of the minority shares, although recent short term price appreciation following second stage conversions has been generally modest.

The Corporation will be conducting a first stage mutual holding company minority offering and will be majority owned by a federally chartered mutual holding company, Auburn Bancorp, MHC. Inasmuch as, following the completion of its minority offering, the Bank will demonstrate the same structural characteristics and will be subject to similar market influences as other publicly-traded mutual holding companies, it is our opinion that an appropriate comparable group be comprised wholly of mutual holding companies. In order, however, to moderate the differences in ownership, pricing and trading characteristics among the comparable group companies and to recognize their differences from the larger universe of publicly-traded companies, we will derive their pricing ratios on a fully converted basis by applying pro forma second stage conversion parameters to their current financial structure. This process will discussed in greater detail in Section VI of this Appraisal.

Exhibit 36 presents prices and price trends for all FDIC-insured first step mutual holding company minority offerings completed since January 1, 2007.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for continued listing.

Of the 74 publicly-traded, FDIC-insured mutual holding companies, savings institutions, none is traded on the New York Stock Exchange, 1 is traded on the American Stock Exchange, 39 are traded on NASDAQ, 31 are traded on the OTC Bulletin Board and 3 are listed in the Pink Sheets. Comparable group institutions will be limited to the 40 companies traded on the American Stock Exchange and NASDAQ.

Asset Size

Asset size was another parameter used in the selection of the comparable group. The maximum total assets for any potential comparable group institution was $450 million, due to the general similarity of asset mix and operating strategies of institutions within this asset range. Auburn had assets of approximately $63.5 million at December 31, 2007.

Asset Size (cont.)

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction.

There are no other pending merger/acquisition transaction involving thrift institutions in the city, county or market area of Auburn, as indicated in Exhibit 37.

Second Stage Conversion/Secondary Offering

The comparable group will not include any mutual holding company that has announced or is in the process of a second stage conversion, or that has announced or has recently completed a secondary stock offering, due to the price impact of such a transaction.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of February 15, 2008, used in this Appraisal, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to January 1, 2007.

Geographic Location

The geographic location of an institution is a pertinent parameter due to the impact of various regional economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. The geographic location parameter has, therefore, eliminated regions of the United States distant to or incompatible with the Bank, including the western, northwestern and southwestern states. The geographic location parameter consists of the New England, Midwest and Mid-Atlantic states.

Core Return on Average Assets (Core ROAA)

The comparable group will not include any institutions with negative core earnings during their most recent four quarters, since negative core earnings result in a negative price to core earnings multiple. Such a negative multiple is infinite and not meaningful and, in our opinion, would unreasonably and unacceptably skew and distort the comparable group's average and median price to core earnings multiples, which are factors in the determination of value.

THE COMPARABLE GROUP

The comparable group was selected after the application of the foregoing parameters, as follows, with the outlined rows in Exhibit 38 indicating the institutions ultimately selected for the comparable group using the selection parameters established in this section.

1. Exhibit 38 in its entirety shows the 40 mutual holding companies remaining as comparable group candidates after applying the trading exchange parameter, thereby eliminating the 34 mutual holding companies listed on the OTC bulletin board or in the Pink Sheets.

The Comparable Group (cont.)

2. Of the 40 institutions within the trading exchange parameter, 26 institutions with total assets greater than $450 million were eliminated.

3. None of the 14 remaining institutions was eliminated due to involvement in a merger/acquisition transaction.

4. None of the remaining 14 institutions was eliminated due to an announced or ongoing second stage conversion.

5. None of the remaining 14 institutions was eliminated due to a geographic location out of the New England, Mid-Atlantic and Midwest regions.

6. Two of the remaining 14 institutions, LaPorte Bancorp, Inc. and MSB Financial Corp. were eliminated due to their IPO dates subsequent to January 1, 2007.

7. Two of the remaining 12 institutions were eliminated due to negative earnings for the twelve months ended December 31, 2007.

As outlined in Exhibit 38 and presented in Exhibit 39, the comparable group is comprised of the ten publicly-traded mutual holding companies not eliminated above, with average assets of $323.6 million, from a low of $132.2 million to a high of $424.5 million. The comparable group has an average of 6.7 offices, compared to Auburn with 2 banking offices. Nine of the comparable group companies are traded on NASDAQ and one is traded on the American Stock Exchange. Five of the comparable institutions are in New York, with one each in Illinois, Indiana, Kentucky, Ohio and Pennsylvania. Three of the comparable group institutions completed their MHC reorganizations in 1995, one in 1998, one in 1999, one in 2004, two in 2005 and two in 2006.

IV. ANALYSIS, COMPARISON AND VALIDATION OF THE COMPARABLE GROUP

BALANCE SHEET PARAMETERS

The following five balance sheet characteristics of the comparable group will examined as they relate and compare to Auburn:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. Total net loans to assets
4. Borrowed funds to assets
5. Equity to assets

The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate characteristics. Exhibits 40 and 41 include the above parameters as well as other pertinent comparative metrics.

Cash and Investments to Assets

Auburn's ratio of cash and investments to assets, excluding mortgage-backed securities, was 7.88 percent at December 31, 2007, considerably lower than national and regional averages. The comparable group's ratio of cash and investments to assets was 16.70 percent, higher than the Bank, higher than the national average of 13.85 percent and similar to the regional average of 17.93 percent. At December 31, 2006 and 2005, the comparable group's ratio of cash and investments to assets was 12.64 percent and 10.03 percent, respectively.

In our opinion, this characteristic of the comparable group, in the additional context of investment in mortgage-backed securities as discussed in the following section, is compatible with the Bank.

Mortgage-Backed Securities to Assets

At December 31, 2007, Auburn had mortgage-backed securities of representing a modest 0.83 percent of total assets. For the five calendar years ended December 31, 2007, the Bank's average ratio of mortgage-backed securities to total assets was 2.00 percent. The comparable group had a larger 8.95 percent share of mortgage-backed securities at December 31, 2007. The regional average was 11.82 percent and the national average was 8.53 percent for publicly-traded thrifts at December 31, 2007.

Many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles. As indicated above, the Bank's and the comparable group's combined shares of cash and investments and mortgage-backed securities have been only modestly disparate with fluctuating and intersecting trends. In our opinion, the Bank and the comparable group indicate general and adequate compatibility as to cash, investments and mortgage-backed securities.

Total Net Loans to Assets

At December 31, 2007, Auburn Savings had an 85.84 percent ratio of total net loans to assets, which was higher than both the national average of 72.15 percent and the regional average of 66.59 percent for publicly-traded thrifts. During the past five calendar years, the Bank's ratio of total net loans to assets increased modestly from 79.66 percent in 2003 to 84.32 percent in 2006 to 85.84 percent in 2007, averaging 83.51 percent for those five years. At December 31, 2007, the comparable group had a moderately lower 68.97 percent ratio of loans to assets, which correlates closely to its similar 94.62 percent combined shares of cash and investments and mortgage-backed securities relative to Auburn at 94.55 percent. The comparable group's five year average ratio was 72.24 percent, indicating a consistent relative trend, indicating no apparent disparate or changing lending strategy compared to the Bank.

Borrowed Funds to Assets

The Bank had borrowed funds equal to 21.51 percent of assets at December 31, 2007, compared to a lower 10.45 percent for the comparable group and a considerably higher 35.26 percent ratio for all thrifts. The three most recent calendar year average is 21.40 percent for the Bank, 9.53 percent for the comparable group and 35.24 percent for all thrifts. It is evident, therefore, that although the comparable group has a lower average ratio than Auburn, the Bank and the comparable group are both below the thrift population with smaller than average shares of borrowed funds. In our opinion, considering liability trends and relative liability mixes in the thrift industry, the Bank and the comparable group are within reasonable limits of compatibility.

Equity to Assets

Auburn Savings' total equity to assets ratio was 7.06 percent at December 31, 2007, with the comparable group at a higher 14.86 percent. At December 31, 2007, the Bank had Tier 1 capital equal to 7.09 percent of total assets, compared to the comparable group at a 14.22 percent. All thrifts indicated an average total equity ratio of 11.01 percent and an average Tier 1 equity ratio of 9.94 percent.

It should be noted that as a result of their capital and share structure, all publicly-traded mutual holding companies had a higher 14.21 percent total equity ratio at December 31, 2007, compared to fully converted companies at 11.01 percent as indicated above.

PERFORMANCE PARAMETERS

Introduction

Exhibits 42, 43 and 44 present three performance parameters identified as key comparative metrics to determine the comparability of the Bank and the comparable group. The primary performance indicator is the return on average assets (ROAA). The second performance indicator is net interest margin, which measures an institution's ability to generate net interest income. An institution's net noninterest margin comprises noninterest income and operating expenses or noninterest expenses as a combined net ratio to average assets. Net noninterest margin is a factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios; and also provides for the netting of specific and incremental revenues and expenses associated with an institution's ancillary services and consolidated subsidiary activities such as insurance and securities.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended December 31, 2007, Auburn's core ROAA was 0.20 percent based on core earnings after taxes of $127,000, as detailed in Item I and Exhibit 7 of this Appraisal. Since 2004, the Bank has experienced a very slightly decreasing trend in its core ROAA, which was 0.26 percent in 2004, 0.25 percent in 2005, 0.23 percent in 2006 and 0.20 in 2007, averaging 0.23 for the four years. The comparable group reported a core ROAA of 0.42 percent for the twelve months ended December 31, 2007, ranging from a high of 0.69 percent to a low of 0.42 percent; and indicated core ROAA of 0.69 percent in calendar 2004, 0.66 percent in calendar 2005, 0.58 percent in calendar 2006 and 0.42 in 2007, with a four year average of 0.59 percent. The national average core ROAA for publicly-traded thrifts was a similar 0.35 percent for the twelve months ended December 31, 2007, which was also similar to the regional average of 0.42 percent.

Net Interest Margin

Auburn Savings had a net interest margin of 2.65 percent for the twelve months ended December 31, 2007, representing net interest income as a percentage of average interest-earning assets. The Bank's interest margin has been generally constant in recent years, indicating 2.32 percent, 2.60 percent, 2.65 percent, 2.69 percent and 2.65 percent in 2003, 2004, 2005, 2006 and 2007, respectively. The comparable group experienced a slightly declining five year trend in net interest margin, which was 3.36 percent in 2003, 3.41 percent in 2004, 3.37 percent in 2005, 3.22 percent in 2006 and 3.01 percent in 2007, with a three year average of 3.27 percent. Like Auburn, the comparable group indicated a moderate decrease for the twelve months ended December 31, 2007, compared to calendar 2006. Industry and regional averages were 2.98 percent and 3.01 percent, respectively, for the twelve months ended December 31, 2007. Compared to the comparable group, the basis for the Bank's lower net interest margin was its higher yield on interest earning assets, partially offset by its higher cost of interest-bearing liabilities, resulting in a net interest spread very similar to the comparable group, but a moderately lower net interest margin due to Auburn's smaller asset base and larger share of interest-earning assets.

Net Noninterest Margin

Net noninterest margin represents the ratio of an institution's noninterest income less its noninterest expenses, net of provision for loan losses, to average total assets.

Compared to publicly-traded thrifts, the Bank has historically realized lower than average noninterest income. Auburn had a 0.45 percent ratio of noninterest income to average assets for the twelve months ended December 31, 2007, while the comparable group reported a higher ratio of 0.58 percent for the same period. All thrifts had a significantly higher 1.45 percent ratio of noninterest income to average assets for the twelve months ended December 31, 2007, with New England thrifts at 0.91 percent.

Net Noninterest Margin (cont.)

Compared to the national and regional averages of 2.89 percent and 2.72 percent, respectively, for the twelve months ended December 31, 2007, the Bank had a moderately lower 2.41 percent ratio of operating expense to average assets. The comparable group had a 2.73 percent ratio of noninterest expense to average assets for the twelve months ended December 31, 2007.

Based on total noninterest income of 0.45 percent of average assets and total noninterest expense of 2.41 percent of average assets, the Bank's net noninterest margin was (2.19) percent for the twelve months ended December 31, 2007, relative to the comparable group at (2.15) percent. In our opinion, such a variation of 4 basis points is well within a range of compatibility between the Bank and the comparable group, particularly considering the number and diversity of the components of noninterest income and expense.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used to confirm the validity of the comparable group are asset quality parameters, presented in Exhibit 39 and 44. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Total Assets

For the purposes of this analysis, nonperforming assets are defined as the sum of repossessed assets, loans delinquent ninety days or more but still accruing, and nonaccruing loans.

Nonperforming Assets to Total Assets (cont.)

Comprised wholly of repossessed assets, Auburn's ratio of nonperforming assets to assets was 0.20 percent at December 31, 2007, compared to the national average of 1.28 percent for publicly-traded thrifts and the much lower average of 0.37 percent for New England thrifts. The ratio of the comparable group was a higher 0.67 percent at December 31, 2007. The Bank's ratio of nonperforming assets to total assets was also significantly lower than industry and regional averages during the previous four years, indicating zero at December 31, 2004 and 2006, and 0.12 percent and 0.24 percent at December 31, 2004 and 2006, respectively. Auburn's five year average ratio of nonperforming assets to total assets is a modest 0.11 percent.

Repossessed Assets to Total Assets

As stated above, Auburn had repossessed assets equal to 0.20 percent of total assets at December 31, 2007, and was absent repossessed assets at the end of its four previous calendar years. The comparable group had repossessed assets equal to a lower 0.04 percent of total assets at December 31, 2007, and had ratios of 0.03 percent, 0.11 percent, 0.21 percent and 0.17 percent at December 31, 2006, 2005, 2004 and 2003, respectively. Although repossessed assets are a component of nonperforming assets, as evaluated above, the primary perspective of this analysis is to ensure that the interest-earning asset base of the comparable group has not been impaired by a greater presence of repossessed assets, which can affect certain operating ratios including net interest margin. The national and regional ratios of repossessed assets to total assets were 0.20 percent and 0.03 percent, respectively, at December 31, 2007.

Allowance for Loan Losses

The Bank had an allowance for loan losses of $309,000, representing ratios to total assets and total loans of 0.49 percent and 0.56 percent, respectively at December 31, 2007. The national average ratios were 0.70 percent of assets and 0.97 percent of loans, at December 31,

Allowance for Loan Losses (cont.)

2007, and the regional averages were 0.62 percent and 0.94 percent, respectively. The comparable group's ratio of allowance for loan losses to assets was similar to Auburn at 0.53 percent, but its ratio to loans was a higher 0.76 percent due to the comparable group's lower ratio of loans to assets.

CONCLUSION

Although no single institution or group of institutions can be precisely the same as any other, due to the abundance of variables related to the characteristics of an institution's condition, operations and environment, based on the foregoing parameters, as well as the detailed comparative metrics presented in Exhibits 39 through 44, it is our conclusion that the selected comparable is reasonable and valid, subject to the adjustments applied in the following section.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Auburn with the comparable group. These adjustments will take into consideration such key items as earnings performance, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Bank, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, due to charge-offs, the balance of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the amount and ratio of noninterest expenses.

As discussed earlier, the Bank's historical business model has focused on increasing its net interest income and net income; controlling its ratio of nonperforming assets; monitoring and maintaining its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby controlling its sensitivity measure and its overall interest rate risk; and maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs. The Bank has also closely monitored its overhead expenses. Auburn's ratio of noninterest expense to average assets has indicated a constant and stable trend during the past five years, and that ratio remains moderately lower than comparable group, regional and industry averages, which is additionally significant considering the Bank's smaller asset base. In the future, the Bank will focus on strengthening its net interest spread and net interest margin; increasing its noninterest income; increasing the amount and consistency of its net income; strengthening its recently lower return on assets; maintaining its lower balance of nonperforming assets; closely monitoring its ratio of interest sensitive assets relative to interest sensitive liabilities, and continuing to control its overhead expenses.

Earnings are often related to an institution's ability to generate loans. The Bank was an active originator of both mortgage and nonmortgage loans in fiscal years 2006 and 2007 and during the six months ended December 31, 2007. Auburn's highest volume of originations occurred in fiscal year 2006, when total originations of $22.0 million resulted in a net $4.6 million increase in loans. The Bank's largest origination category in fiscal year 2006 was $9.5 million of permanent 1-4 family residential mortgage loans, of which 86 percent were fixed-rate and 14 percent were adjustable-rate. The predominant component of those 1-4 family residential mortgage loan originations was the refinancing of existing loans and its balance of such loans indicated an increase of approximately $2.3 million or 6.2 percent in fiscal year 2006. Originations of equity lines of credit and construction loans were $4.9 million and $4.4 million, respectively, in fiscal year 2006. Auburn experienced shrinkage in loans of $1.1 million or 1.9 percent in fiscal year 2007, with total originations of $15.0 million offset by reductions of $16.1 million. Permanent 1-4 family residential mortgage loan originations of $5.1 million decreased by $4.3 million or 45.8 percent compared to fiscal year 2006 and continued to be predominantly refinancing of existing loans. Construction loan originations decreased significantly to $1.4 million in fiscal year 2007, while equity lines of credit decreased only modestly to $4.0 million. During the six months ended December 31, 2007, originations were only modestly lower on an annualized basis than in fiscal year 2007, with permanent 1-4 family residential mortgage loan originations of $2.2 million, construction loan originations of $1.9 million and equity line of credit originations of $1.5 million. Total loan growth during the six months ended December 31, 2007, was $1.7 million or 3.2 percent, annualized at $3.4 million or 6.4 percent.

Earnings Performance (cont.)

Overall, from July 1, 2005, to December 31, 2007, Auburn originated $16.8 million of 1-4 family residential mortgage loans, $6.7 million of commercial mortgage loans, $7.6 million of construction loans, $10.4 million of equity lines of credit, $2.0 million of commercial loans and $1.2 million of consumer loans, for total originations of $44.0 million. Net of reductions, those originations generated an increase in loans of $5.2 million during that period.

The impact of Auburn's primary lending efforts has been to generate a yield on average interest-earning assets of 6.70 percent for the twelve months ended December 31, 2007, compared to a lower 6.13 percent for the comparable group, 6.58 percent for all thrifts and 6.08 percent for New England thrifts. The Bank's ratio of interest income to average assets was 6.34 percent for the twelve months ended December 31, 2007, higher than the comparable group at 5.73 percent, and higher than all thrifts at 6.08 percent and New England thrifts at 5.68 percent, reflecting the Bank's lower shares of lower yielding cash and investments and mortgage-backed securities.

Auburn's 4.14 percent cost of interest-bearing liabilities for the twelve months ended December 31, 2007, was higher than the comparable group at 3.59 percent, all thrifts at 3.94 percent and New England thrifts at 3.56 percent. The Bank's resulting net interest spread of 2.56 percent for the twelve months ended December 31, 2007, was similar to the comparable group at 2.54 percent and New England thrifts at 2.52 percent, but modestly lower than all thrifts at 2.64 percent. The Bank's net interest margin of 2.65 percent, based on average interest-earning assets for the twelve months ended December 31, 2007, was lower than the comparable group at 3.01 percent, all thrifts at 2.98 percent and New England thrifts at 3.01 percent. Even with the impact of the conversion proceeds and the resultant increase in net interest margin of approximately 12 basis points as shown in the Business Plan pro formas, Auburn will still be characterized with a lower net interest margin than the comparable group.

The Bank's ratio of noninterest income to assets was 0.22 percent, including gains, for the twelve months ended December 31, 2007, substantially lower than the comparable group at 0.58

Earnings Performance (cont.)

Auburn's earnings stream will continue to be dependent on a combination of the overall trends in interest rates, the consistency, reliability and variation of its noninterest income and overhead expenses, its provisions for loan losses and any charge-offs that may be required. The Bank's noninterest income has remained generally stable from 2003, through 2007, while overhead expenses indicate a modest increase during that period, remaining lower than industry averages. The Bank's net interest margin, lower than the comparable group, has been the primary result of its higher cost of interest-bearing liabilities and its larger ratio of interest bearing liabilities to assets, partially offset by its higher yield on interest-earning assets.

The Bank's balance of nonperforming assets indicates a low five year 0.11 percent average ratio to assets and net charge-offs (recoveries) of $41,000 in 2003, -0- in 2003, -0- in 2004, $(10,000) in 2005, and -0- in 2006 and -0- in 2007.

In recognition of the foregoing earnings related factors, with consideration of Auburn's current performance measures, recognizing the upward impact of conversion proceeds on net interest margin offset by the cost impact of the ESOP and RRP expenses, a minimal downward adjustment has been made to the Corporation's pro forma market value for earnings performance.

MARKET AREA

Auburn's primary market area for both retail deposits and lending consists of Androscoggin County, Maine, the location of both its offices in the cities of Auburn and Lewiston. As discussed in Section II, from 1990 to 2000, this primary market area experienced a slight decrease in population and a modest increase in households. The market area had a similar per capita income and household income to Maine and the United States. From 2000 to 2007, the population of Androscoggin County increased by 5.9 percent and the county's households increased by a greater 7.6 percent, both growth rates being similar to Maine but modestly lower than the United States. Between 2007 and 2012, the population and households in Androscoggin County are projected to increase at somewhat slower rates of 4.2 percent and 5.3 percent, respectively. In both 1990 and 2000, the median housing values and median rents in the Bank's market area were lower than in both Maine and the United States. The average unemployment rate in Androscoggin County was 5.0 percent in 2003, compared to an identical 5.0 percent in Maine and 6.0 percent in the United States. By December of 2007, the county's unemployment rate decreased to 4.6 percent, which is the same as both Maine and the United States.

Approximately 82 percent of the Bank's deposits are in its Auburn office, with the remaining 18 percent in its Lewiston office. Although Lewiston has a larger population and number of households, Auburn indicates a higher per capita income and median household income than Lewiston. In the Bank's primary market area, the services sector represented the primary source of employment in 2000, followed by the wholesale/retail and manufacturing sectors, consistent with both state and national proportions.

The financial competition in Androscoggin County, based on total deposits, is fairly strong in the context of the county's population, demographics and economic base, with thrifts and commercial banks holding similar deposit balances. With deposits of $45.0 million at December 31, 2007, Auburn held modest market shares of thrift and total financial institution deposits.

In recognition of the foregoing factors, we believe that no adjustment is warranted for the Bank's primary market area relative to the comparable group.

FINANCIAL CONDITION

The financial condition of Auburn is discussed in Section I and shown in Exhibits 1, 2, 5, and 12 through 23, and is compared to the comparable group in Exhibits 41, 42 and 43. The Corporation's ratio of total equity to total assets was 7.06 percent at December 31, 2007, which was significantly lower than the comparable group at 14.88 percent, all thrifts at 11.01 percent and New England thrifts at 15.03 percent. With the minority offering completed at the midpoint of the valuation range, the Corporation's pro forma equity to assets ratio will increase to approximately 9.5 percent, and the Bank's pro forma equity to assets ratio will increase to approximately 8.3 percent.

The Bank's mix of assets and liabilities indicates both similarities to and variations from its comparable group. Auburn had a higher 85.8 percent ratio of net loans to total assets at December 31, 2007, compared to the comparable group at 69.0 percent. All thrifts indicated a lower 72.2 percent, as did New England thrifts at 66.6 percent. The Bank's 7.9 percent share of cash and investments was lower than the comparable group at 16.7 percent, while all thrifts were at 13.9 percent and New England thrifts were at 17.9 percent. Auburn's 0.83 percent ratio of mortgage-backed securities to total assets was much lower than the comparable group at 9.0 percent and all thrifts at 8.5 percent. The Bank's 70.9 percent ratio of deposits to total assets was very modestly lower than the comparable group at 73.1 percent, but higher than all thrifts at 51.5 percent and New England thrifts at 63.0 percent. Auburn's 21.5 percent ratio of borrowed funds to assets was higher than the comparable group at 10.5 percent, much lower than all thrifts at 35.3 percent and higher than New England thrifts at 13.5 percent.

Auburn had intangible assets of 0.11 percent of assets, consisting of mortgage servicing rights, and had repossessed real estate equal to 0.20 percent of assets, compared to ratios of 0.78 percent and 0.04 percent of intangible assets and real estate owned, respectively, for the comparable group. All thrifts had intangible assets of 0.73 percent and real estate owned of 0.20 percent. Apart from its 0.20 ratio to assets of repossessed real estate, the Bank had no additional nonperforming assets at December 31, 2007. The comparable group had a higher 0.78 percent ratio of nonperforming assets to total assets, as did all thrifts at 1.28 percent and New England thrifts at 0.37 percent. Historically, the Bank's ratio of nonperforming assets to total assets has been generally modest and lower than industry averages. The Bank's ratio of nonperforming assets to total assets was 0.12 percent, zero, 0.24 percent, zero, and 0.20 percent at December 31, 2003, 2004, 2005, 2006, and 2007, respectively, averaging 0.11 percent for the five years.

The Bank had a modestly higher 14.0 percent share of high risk real estate loans, compared to 12.1 percent for the comparable group and 10.3 percent for all thrifts. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties.

At December 31, 2007, Auburn had $309,000 of allowances for loan losses, which represented 0.49 percent of assets and 0.56 percent of total loans. The comparable group indicated allowances equal to a similar 0.53 percent of assets and a larger 0.762 percent of total loans. More significant, however, is an institution's ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets might eventually be charged off. Auburn's $309,000 of allowances for loan losses, represented a strong and favorable 249.19 percent of nonperforming assets at December 31, 2007, compared to the comparable group's much lower 83.73 percent, with all thrifts at a lower 146.89 percent and New England thrifts at a higher 326.24 percent. Auburn's higher ratio of allowance for losses to nonperforming assets was due to the Bank's much lower nonperforming assets. Auburn's ratio of net charge-offs to average total loans was less than 0.01 percent, compared to 0.12 percent for the comparable group, 0.15 percent for all thrifts and 0.08 percent for New England thrifts. This ratio reflects the Bank's maintenance of a modestly lower average ratio of reserves to loans, and a higher ratio of reserves to nonperforming assets, combined with the Bank's larger share of higher risk loans and much lower nonperforming assets.

Auburn has a moderate level of interest rate risk, evidenced by the decrease in its net portfolio value to assets ratio under conditions of rising interest rates. As discussed previously, the Bank's post shock NPV ratio based on a 200 basis point rise in interest rates is 6.45 percent and indicates a 218 basis point decrease from its 8.63 percent based on no change in interest rates. In order to moderate its interest rate risk, the Bank's strategy has been to originate and retain adjustable-rate mortgage loans, mortgage-backed securities and commercial loans. At the close of fiscal year 2007, approximately 25 percent of the Bank's mortgage loans and 80 percent of its commercial loans carried adjustable rates. The Bank also recognizes that the planned minority stock offering will immediately strengthen the Bank's post shock NPV ratio.

Compared to the comparable group, we believe that no adjustment is warranted for Auburn's current financial condition.

BALANCE SHEET AND EARNINGS GROWTH

During its most recent five calendar years, Auburn has been characterized by lower average rates of growth in assets, loans and deposits relative to its comparable group. The Bank's average annual asset growth rate from 2003 to 2007 was 2.2 percent, compared to a higher 8.0 percent for the comparable group, 9.2 percent for all thrifts, and 10.9 percent for New England thrifts. The Bank's lower asset growth rate is reflective primarily of its lower loan and deposit growth and lower than average earnings during that five year period. The Bank's loan portfolio indicates an average annual increase of 7.3 percent from 2003 to 2007, compared to average growth rates of 14.4 percent for the comparable group, 10.9 percent for all thrifts and 13.2 percent for New England thrifts.

Auburn's deposits indicate an average annual increase of 4.6 percent from 2003 to 2007. Annual deposit growth was from negative growth of 0.7 percent in 2007 to a high of 14.6 percent in 2005, compared to average five year growth rates of 5.9 percent for the comparable group, 8.3 percent for all thrifts and 7.7 percent for New England thrifts. In addition to its lower rate of deposit growth, the Bank had a higher 23.4 percent five average ratio of borrowed funds to assets, compared to the comparable group at 8.9 percent.

Balance Sheet and Earnings Growth (cont.)

The Bank's ability to maintain its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and deposit products, to maintain a high quality of service to its customers, to increase its market share and to continue its loan origination activity. Androscoggin County experienced a small decrease in population and a modest increase in households between 1990 and 2000, followed by modest increases in both population and households from 2000 to 2007. Those modest increases are projected to continue through 2012. The Bank's primary market area indicates 2000 and 2007 per capita income and median household income modestly lower than Maine and the United States. In 2000, the median housing value and median rent in Androscoggin County were also lower than Maine and the United States.

The Bank's historical dependence on its current primary market area could result in lower asset growth in the future as a result of its competitive operating environment in a market area with modest growth in population and households, as well as per capita and median household income lower than state and national levels. Auburn's internal projections indicate modest 2.8 percent deposit growth in 2008, partially reflecting the outflow of deposits to purchase stock, followed by continuing modest growth of 4.3 percent and 4.0 percent in 2009 and 2010, respectively. Total portfolio loans are projected to experience moderate growth in each of the next three years, as conversion proceeds are deployed, with cash and investments also rising modestly. Auburn's competitive operating environment, together with its projected deposit growth during the next few years, combined with moderate loan growth, should result in the continuation of lower asset, loan and deposit growth for the Bank relative to the comparable group.

As previously discussed, Auburn's historical net interest margin and net earnings have been lower than the comparable group, as well as regional and national averages. Based on the deployment of offering proceeds, the Bank's internal projections indicate that its volume of interest income and its yield on interest-earning assets will increase very modestly in 2008, 2009 and 2010, resulting in a very mildly increasing trend in ROAA and ROAE. It is anticipated, nevertheless, that Auburn's net interest margin and ROAA will not equal or exceed those of the comparable group within that three year horizon. Additionally, although the Bank's ratio of equity to assets will increase by between 100 basis points and 200 basis points following the completion of its minority offering, that ratio is projected to decrease modestly from 2008 to 2010 as a result of leveraging strategies and will remain significantly lower that the comparable group average.

Based on the foregoing factors, we have concluded that a downward adjustment to the pro forma value is warranted for the Bank's potential for balance sheet and earnings growth relative to the comparable group.

DIVIDEND PAYMENTS

The Corporation has not committed to pay an initial cash dividend on its common stock. The future payment of cash dividends will depend upon such factors as earnings performance, financial condition, capital position, growth, asset quality and regulatory limitations.

All ten of the comparable group institutions paid cash dividends during the twelve months ended December 31, 2007, for an average dividend yield of 3.08 percent and an average payout ratio of 160.25 percent. The average dividend yield is 1.97 percent for New England thrifts and 2.62 percent for all thrifts and the average payout ratio is 71.91 percent for New England thrifts and 69.84 percent for all thrifts. Such a higher payout ratio for the comparable group relates to the structure of mutual holding companies and the waiver of dividends on the majority shares owned by the mutual holding company.

In our opinion, no adjustment to the pro forma market value of the Bank is warranted at this time related to the dividend payment.

SUBSCRIPTION INTEREST

In 2007, investors' interest in new issues declined significantly compared to 2006 and subscription levels have been consistently lower. Overall, the reaction of IPO investors appears generally to be related to a number of factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, the anticipation of continuing merger/acquisition activity in the thrift industry, current aftermarket pricing activity and the indirect impact of the subprime market concerns and actual losses by many subprime lenders in bank stock prices. It has also been observed that in general, first and second stage mutual holding company offerings generate lower subscription levels than full conversions.

Auburn will direct its offering primarily to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $150,000 or 5.6 percent of the stock offered to the public based on the appraised midpoint valuation. The Bank will form an ESOP, which plans to purchase 3.43 percent of the total shares issued in the offering, including the shares issued to Auburn Bancorp, MHC, the mutual holding company. Additionally, the Prospectus restricts to 10,000 shares, based on the $10.00 per share purchase price, the total number of shares in the conversion that may be purchased by a single person, and to 15,000 shares by persons and associates acting in concert.

The Bank has secured the services of Keefe Bruyette & Woods, Inc., to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, recent market movement and current market conditions, local market interest, price activity in the aftermarket, the terms of the offering and recent subscription levels for initial mutual holding company offerings, we believe that a downward adjustment is warranted for the Corporation's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation will offer its shares through a subscription offering and, if required, a subsequent community offering with the assistance of Keefe Bruyette & Woods, Inc. The stock of the Corporation will be quoted on the OTC Bulletin Board.

The Bank's total public offering is modestly smaller in size to the average market value of the comparable group. The comparable group has an average market value of $69.1 million for the stock outstanding compared to a midpoint public offering of $2.7 million for the Corporation, less the ESOP and the estimated 15,000 shares to be purchased by officers and directors, which will reduce the Corporation's public market capitalization to approximately $2.3 million. Of the ten institutions in the comparable group, nine trade on NASDAQ and one trades on the American Stock Exchange.

In further examining and analyzing the market for publicly-traded thrift stocks, we compared various characteristics of the 74 mutual holding companies with the 204 fully converted stock companies. Our findings indicate that the fully converted companies have an average market capitalization of $355.8 million, while the mutual holding companies' average market capitalization is $242.6 or 32 percent smaller; and that mutual holding companies average 17.0 million shares, with fully converted stock companies averaging 25.4 million shares. We find it significant, therefore, that the average daily trading volume of mutual holding companies was 16,982 shares during the past twelve months, while fully converted stock companies indicated an average daily volume of 433,004 shares, 25.5 times higher than the mutual holding companies. The market capitalization of the mutual holding companies was only 32 percent smaller than the fully converted companies and their average number of shares outstanding was only 33.1 percent smaller than the fully converted companies, while their trading volume was 96.1 percent lower.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded mutual holding companies, we have concluded that a downward adjustment to the Corporation's pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

The president and chief executive officer of Auburn is Allen T. Sterling, who has served the Bank in that capacity since 1996 and will become a director of the Bank, the Corporation and the mutual holding company following the MHC reorganization. Mr. Sterling has been in bank management since 1973. Rachel A. Haines is currently senior vice president and treasurer of Auburn and has served as treasurer since 2005, joining the Bank in 1986. Bruce M. Ray has served as senior vice president and senior loan officer of Auburn since 1997 and was a loan officer at two other Maine savings institutions from 1972 to 1997.

During the past five years, Auburn has been able to increase its deposit base, total assets and total equity, maintain a stable equity to asset ratio, control nonperforming assets, classified loans and charge-offs, maintain a reasonable overhead expense position, particularly for a smaller institution, and slightly increase its market share in spite of strong competition. Although the Bank's earnings and return on assets are below comparable group and industry averages, its operating expenses have been similar or below to such averages and management is confident that its offices are well positioned for reasonable growth and higher profitability.

Overall, we believe the Bank to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's dependence on interest rate trends, recent volatility in the stock market and pending federal legislation related to the regulation of financial institutions. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual institution's ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

Based on prevailing market conditions, which have pressured the banking industry, particularly considering weaknesses in the aftermarket for initial financial institution offerings, we believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in current offerings and, in our opinion, applicable to this particular offering. Consequently, at this time we have made a downward adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION APPROACH, METHODS AND CONCLUSION

Valuation Approach

As indicated in Section 3 of this Appraisal, in order to moderate the differences among the twelve comparable group companies, all of which are mutual holding companies, we will derive their pricing ratios on a fully converted basis by applying pro forma second stage conversion assumptions to their current financial structure. Our application to the Corporation of the market value adjustments relative to the comparable group determined in Section 4 will be the basis for the pro forma market value of the Corporation on a fully converted basis, pursuant to regulatory guidelines.

Exhibit 45 presents the Comparable Group Financial and Per Share Data and Exhibit 46 presents the Comparable Group Share and Market Data reflecting the comparable group's current mutual holding company structure.

Exhibit 47 presents the adjusted Comparable Group Share and Market Data subsequent to our application of pro forma second stage conversion assumptions to the comparable group's current mutual holding company structure. Those assumptions include the sale of all MHC shares at their current trading price on February 15, 2008; the reduction of the gross proceeds to recognize the impact of exemplary and customary offering expenses and benefit plans; and the reinvestment of the net proceeds at reasonable and current market rates, tax effected, to determine the pro forma earnings impact of the net proceeds.

Valuation Methods

Historically, the method most frequently used by this firm to determine the pro forma market value of common stock for thrift institutions has been the price to book value ratio method, due to the volatility of earnings in the thrift industry in the early to mid-1990s. As earnings in the thrift industry stabilized and improved in the late 1990s, additional attention has been given to the price to core earnings method, particularly considering increases in stock prices during those years. During the past few years, however, as fluctuating interest rates have had varying effects on the earnings of individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful to the objective of discerning commonality and comparability among institutions. In our opinion, the price to book value method is the appropriate method upon which to place primary emphasis in determining the pro forma market value of the Corporation. Additional analytical and correlative attention will be given to the price to core earnings method and the price to assets method.

In applying each of the valuation methods, consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. Downward adjustments were made for the Bank's earnings performance, balance sheet and earnings growth, stock liquidity, subscription interest and for the marketing of the issue. No adjustments were made for financial condition, market area, dividend payments and management.

Valuation Range

In addition to the pro forma market value, we have defined a valuation range recognizing the 45 percent public offering and the 55 percent interest in the Corporation to be retained by Auburn Bancorp, MHC the Maine chartered mutual holding company parent of the Corporation. The pro forma market value or appraised value will also be referred to as the "midpoint value", with the remaining points in the valuation range based on the number of shares offered to the public. The number of public shares at the minimum will be 15 percent less than at the midpoint; increasing at the maximum to 15 percent over the midpoint; and further increasing at the maximum, as adjusted, commonly referred to as the supermaximum, to 15 percent over the maximum.

Price to Book Value Method

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition. Exhibit 48 shows the fully converted average and median price to book value ratios for the comparable group, which were 79.02 percent and 78.45 percent, respectively. The full comparable group indicated a moderately narrow range, from a low of 68.08 percent to a high of 93.13 percent. The comparable group had slightly higher average and median price to tangible book value ratios of 81.87 percent and 82.10 percent, respectively, with the same range of 68.08 percent to 93.13 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed modestly from a low of 69.51 percent to a high of 85.69; and the comparable group's price to tangible book value range narrowed modestly from a low of 75.91 percent to a high of 89.49 percent.

The Corporation's book value was $4,481,000 and its tangible book value was $4,499,000 at December 31, 2007. Considering the foregoing factors, in conjunction with the adjustments made in Section V, we have determined a fully converted pro forma price to book value ratio of 64.69 percent and a corresponding fully converted price to tangible book value ratio of 64.57 percent at the midpoint. The fully converted price to book value ratio increases from 60.25 percent at the minimum to 72.03 percent at the maximum, as adjusted, while the fully converted price to tangible book value ratio increases from 60.12 percent at the minimum to 71.91 percent at the maximum, as adjusted.

The Corporation's fully converted pro forma price to book value ratio of 64.59 percent at the midpoint, as calculated using the prescribed formulary computation indicated in Exhibit 49, is influenced by the Bank's capitalization and local markets, subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation's ratio of equity to assets after the completion of the public offering at the midpoint of the valuation range will be approximately 13.4 percent compared to 14.9 percent for the comparable group.

Price to Core Earnings Method

The foundation of the price to core earnings method is the determination of the core earnings base to be used, followed by the calculation of an appropriate price to core earnings multiple. The Corporation's after tax core earnings for the twelve months ended December 31, 2007, were $127,000 (reference Exhibit 7) and its net earnings were a higher $132,000 for that period. To opine the pro forma market value of the Corporation using the price to core earnings method, we applied the core earnings base of $127,000.

In determining the fully converted price to core earnings multiple, we reviewed the ranges of fully converted price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. As indicated in Exhibit 48, the average fully converted price to core earnings multiple for the comparable group was 35.51 while the median was a lower 30.74. The average price to net earnings multiple was a similar 33.57 and the median multiple was 29.27. The comparable group's fully converted price to core earnings multiple was moderately higher than the 30.42 average multiple for all publicly-traded, FDIC-insured thrifts and higher than their median of 19.66. The range of the fully converted price to core earnings multiple for the comparable group was from a low of 16.32 to a high of 68.35. The range in the fully converted price to core earnings multiple for the comparable group, excluding the high and low ranges, was from a low multiple of 22.05 to a high of 51.27 times earnings for eight of the ten institutions in the group, indicating a modest narrowing of the range.

Consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. In recognition of those adjustments, we have determined a fully converted price to core earnings multiple of 44.33 at the midpoint, based on the Corporation's core earnings of $127,000 for twelve months ended December 31, 2007. The Corporation's fully converted core earnings multiple of 44.33 is modestly higher than its net earnings multiple of 42.62 as a result of the earnings adjustments previously noted and detailed in Exhibit 7.

Price to Assets Method

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings performance. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock or incorporate any adjustment for intangible assets, returning a pro forma price to assets ratio below its true ratio following conversion.

Exhibit 48 indicates that the average fully converted price to assets ratio of the comparable group was 18.24 percent and the median was 15.81 percent. The range in the price to assets ratios for the comparable group varied from a low of 7.63 percent to a high of 35.43 percent. The range narrows modestly with the elimination of the two extremes in the group to a low of 8.49 percent and a high of 25.49 percent.

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 8.66 percent at the midpoint, which ranges from a low of 7.45 percent at the minimum to 11.18 percent at the maximum, as adjusted.

Valuation Analysis and Summary

Exhibits 49 through 53 present the pro forma valuation analysis and conclusions, pricing ratios, use of offering proceeds and a summary of the valuation premiums or discounts relative to the three valuation approaches based on the Corporation and the comparable group as fully converted.

Exhibit 54 presents the discounts or premiums of the Corporation's fully converted pricing ratios relative to those of the fully converted comparable group. Based on the Corporation's fully converted price to book value ratio and its equity of $4,481,000 at December 31, 2007, the Bank's price to book value ratio of 64.69 percent represents a midpoint discount relative to the fully converted comparable group of 18.13 percent. The Corporation's fully converted price to core earnings multiple of 44.33 and price to net earnings multiple of 42.62 times earnings represent midpoint premiums relative to the fully converted comparable group of 32.05 percent and 26.94 percent, respectively. Recognizing the Corporation's December 31, 2007, asset base of $63,458,000, the Bank's fully converted price to assets ratio of 8.66 percent represent a midpoint discount relative to the fully converted comparable group of 52.49 percent.

Exhibits 55 through 60 present the pro forma valuation analysis and conclusions, pricing ratios, use of offering proceeds and a summary of the valuation premiums or discounts relative to the three valuation approaches based on the Corporation's minority offering and the reported pricing ratios of the comparable group in their current mutual holding company structure.

Exhibit 61 presents the discounts or premiums of the Corporation's minority offering pricing ratios relative to those actually reported by comparable group. At the midpoint, the Corporation's minority offering price to book value ratio of 95.92 percent represents a discount of 30.95 percent relative to the comparable group and decreases to 18.76 percent at the maximum, as adjusted. The price to core earnings multiple of 47.04 for the Corporation at the midpoint value indicates a discount of 25.60 percent, decreasing to a smaller discount of 3.36 percent at the maximum, as adjusted. The Corporation's price to assets ratio of 9.06 percent at the midpoint represents a discount of 57.72 percent, decreasing to a discount of 44.73 percent at the maximum, as adjusted.

Valuation Conclusion

As presented in Exhibit 49, the fully converted pro forma valuation range of the Corporation is from a minimum of $5,015,000 or 501,500 shares at $10.00 per share to a maximum of $6,785,000 or 678,500 shares at $10.00 per share, with a maximum, as adjusted, of $7,802,750 or 780,275 shares at $10.00 per share. Exhibit 49 also presents in detail the total

Valuation Conclusion (cont.)

number of shares to be issued at each valuation range and the respective number of shares issued to the mutual holding company, the public and the foundation.

It is our opinion that, as of February 15, 2008, the pro forma market value of the Corporation was $5,900,000 at the midpoint, representing a total of 590,000 shares at $10.00 per share, including 225,675 shares or 45 percent of the total shares offered to the public and 324,500 shares or 55.00 percent of the total shares issued to Auburn Bancorp, MHC, the mutual holding company.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

AUBURN SAVINGS BANK, FSB
AUBURN, MAINE

Balance Sheets
At June 30, 2007 and December 31, 2007

	December 31, 2007 (unaudited)	June 30, 2007
ASSETS		
Cash and due from banks	$ 1,255,439	$ 884,546
Interest-bearing deposits	602,753	2,528,784
Total cash and cash equivalents	1,858,192	3,413,330
Certificates of deposit	1,965,150	594,000
Investment securities available-for-sale	1,706,658	2,364,564
Loans	54,784,446	53,116,112
Less allowance for loan losses	(309,214)	317,580
Net loans	54,475,232	52,798,532
Property and equipment		
Land and land improvements	407,780	404,436
Buildings	2,057,783	1,924,374
Furniture and fixtures	513,870	505,379
	2,979,433	2,834,189
Less accumulated depreciation	(885,005)	833,074
Net property and equipment	2,094,428	2,001,115
Federal Home Loan Bank stock, at cost	901,100	901,100
Prepaid expenses and other assets	182,096	54,270
Accrued interest receivable	275,326	277,533
Total assets	63,458,182	$ 62,404,444
LIABILITIES		
Demand accounts	$ 2,198,816	$ 2,791,567
Money market accounts	8,487,452	9,339,445
NOW accounts	1,980,216	2,240,626
Savings accounts	2,599,084	2,576,130
Certificates of deposit	29,714,910	27,906,047
Club accounts	10,287	25,111
Total deposits	44,990,765	44,878,926
Federal Home Loan Bank advances	13,650,000	12,900,000
Accrued interest and other liabilities	169,735	127,207
Deferred income taxes	166,537	148,510
Total liabilities	58,977,037	58,054,643
CAPITAL		
Retained earnings	4,499,427	4,362,193
Accumulated other comprehensive income	(18,282)	(12,392)
Total capital	4,481,145	4,349,801
Total liabilities and capital	$ 63,458,182	$ 62,404,444

Source: Auburn Savings Bank, FSB's unaudited and audited financial statements

EXHIBIT 2

AUBURN SAVINGS BANK, FSB
AUBURN, MAINE

Balance Sheets
At June 30, 2003, 2004, 2005 and 2006

	June 30, 2006	2005	2004	2003
ASSETS				
Cash and due from banks	$ 2,450,887	$ 1,281,427	$ 690,877	$ 1,294,718
Interest-bearing deposits	187,078	2,007,861	2,793,372	2,872,983
Total cash and cash equivalents	2,637,965	3,289,288	3,484,249	4,167,701
Certificates of deposit	795,501	1,584,000	293,000	686,000
Investment securities available-for-sale	3,454,822	2,701,955	4,738,898	9,925,132
Loans	54,139,864	48,364,380	46,414,416	40,994,673
Less allowance for loan losses	290,472	238,356	211,356	198,683
Loans, net	53,849,392	48,126,024	46,203,060	40,795,990
Property and equipment				
Land and land improvements	399,056	396,068	438,113	112,200
Construction in progress	--	--	421,548	242,169
Buildings	1,922,441	1,910,714	1,144,557	1,079,866
Furniture and fixtures	507,914	521,353	382,537	423,345
	2,829,411	2,828,135	2,386,755	1,857,580
Less accumulated depreciation	728,913	671,669	601,869	552,255
Net property and equipment	2,100,498	2,156,466	1,784,886	1,305,325
Federal Home Loan Bank stock, at cost	1,016,700	1,058,900	1,058,900	1,058,900
Prepaid expenses and other assets	66,954	66,615	31,584	31,010
Accrued interest receivable	247,695	212,367	211,298	267,803
Total assets	$ 64,169,527	$ 59,195,615	$ 57,805,875	$ 58,237,861
LIABILITIES AND CAPITAL				
LIABILITIES				
Demand accounts	$ 4,002,049	$ 2,813,396	$ 1,962,743	$ 2,620,284
Money market accounts	11,104,959	9,582,390	10,916,810	10,852,390
NOW accounts	1,293,842	1,049,038	628,973	832,498
Savings accounts	2,820,714	3,357,881	3,027,755	2,479,124
Certificates of deposit	18,507,055	16,508,358	14,312,197	14,343,357
Certificates of deposit of $100,000 and over	7,252,637	8,138,619	8,444,858	6,517,852
Club accounts	28,086	28,470	26,290	28,515
Total deposits	45,009,342	41,478,152	39,319,626	37,674,020
Federal Home Loan Bank advances	14,750,000	13,400,000	14,150,000	16,200,000
Accrued interest and other liabilities	183,218	195,012	218,856	227,564
Deferred income taxes	63,552	27,756	62,271	111,570
Total liabilities	60,006,112	55,100,920	53,750,753	54,213,154
CAPITAL				
Retained earnings	4,242,211	4,116,012	4,020,460	3,862,248
Accumulated other comprehensive income	(78,796)	(21,317)	34,662	162,459
Total capital	4,163,415	4,094,695	4,055,122	4,024,707
Total liabilities and capital	$ 64,169,527	$ 59,195,615	$ 57,805,875	$ 58,237,861

Source: Auburn Savings Bank, FSB's audited financial statements

EXHIBIT 3

AUBURN SAVINGS BANK, FSB
AUBURN, MAINE

Statements of Income
For the Six Months Ended December 31, 2006 and 2007, and
For the Year Ended June 30, 2007

	Six Months Ended December 31, 2007 (unaudited)	Six Months Ended December 31, 2006 (unaudited)	Year Ended June 30, 2007
Interest and dividend income			
Interest on loans	$ 1,860,600	$ 1,811,738	$ 3,615,936
Interest on investments and other interest-bearing deposits	132,829	107,856	227,223
Dividends on Federal Home Loan Bank stock	29,366	33,174	64,588
Total interest and dividend income	2,022,795	1,952,768	3,907,747
Interest expense			
Interest on deposits and escrow accounts	867,358	790,640	1,619,026
Interest on Federal Home Loan Bank advances	355,248	370,382	720,320
Total interest expense	1,222,606	1,161,022	2,339,346
Net interest income	800,189	791,746	1,568,401
Provision for loan losses	(7,024)	18,000	34,000
Net interest income after provision for loan losses	807,213	773,746	1,534,401
Noninterest income			
Net gain (loss) on sales of loans	9,325	11,646	18,872
Net gain (loss) on sales of investments	0	4,096	3,186
Other noninterest income	67,644	36,226	89,976
Total noninterest income	76,969	51,968	112,034
Noninterest expense			
Salaries and employee benefits	429,715	405,540	814,900
Occupancy and equipment	52,066	55,274	104,602
Depreciation	51,931	60,387	116,550
Federal insurance premiums	2,559	2,265	5,386
Computer charges	73,319	64,806	134,828
Advertising expense	23,225	16,249	35,543
Consulting expense	18,975	8,850	26,378
Other operating expenses	112,899	113,050	238,311
Total noninterest expense	764,689	726,421	1,476,498
Income before income tax	119,493	99,293	169,937
Income tax expense	35,700	29,800	49,955
Net income	$ 83,793	$ 69,493	$ 119,982

Source: Auburn Savings Bank, FSB's unaudited and audited financial statements

EXHIBIT 4

AUBURN SAVINGS BANK, FSB
AUBURN, MAINE

Statements of Income
For the Years Ended June 30, 2003, 2004, 2005 and 2006

	Year Ended June 30,			
	2006	2005	2004	2003
Interest and dividend income				
Interest on loans	$ 3,202,011	$ 2,767,541	$ 2,545,754	$ 2,546,346
Interest on investments and other interest-bearing deposits	214,724	186,693	317,096	520,962
Dividends on Federal Home Loan Bank stock	47,995	38,965	27,723	36,100
Total interest and dividend income	3,464,730	2,993,199	2,890,573	3,103,408
Interest expense				
Interest on deposits and escrow accounts	1,193,004	845,543	760,583	906,714
Interest on Federal Home Loan Bank advances	717,144	705,918	783,118	958,597
Total interest expense	1,910,148	1,551,461	1,543,701	1,865,311
Net interest income	1,554,582	1,441,738	1,346,872	1,238,097
Provision for loan losses	61,500	36,000	36,750	24,000
Net interest income after provision for loan losses	1,493,082	1,405,738	1,310,122	1,214,097
Noninterest income				
Net gain (loss) on sales of loans	(2,604)	19,665	44,825	63,807
Net gain (loss) on sales of investments	(772)	51,087	18,316	34,993
Other noninterest income	85,955	77,798	74,776	118,935
Total noninterest income	82,579	148,550	137,917	217,735
Noninterest expenses				
Salaries and employee benefits	763,815	773,200	690,905	647,465
Occupancy expense	97,594	85,594	83,014	74,476
Depreciation	121,378	106,801	77,458	79,110
Federal insurance premiums	5,458	6,505	7,382	5,605
Computer charges	122,081	117,554	98,185	91,693
Advertising expense	36,082	53,053	37,260	31,252
Consulting expense	35,654	42,375	42,630	50,351
Other operating expenses	231,400	231,691	196,993	195,170
Loss on sale of property and equipment	--	12,963	--	--
Total noninterest expense	1,413,462	1,429,736	1,233,827	1,175,122
Income before income tax	162,199	124,552	214,212	256,710
Income tax expense	36,000	29,000	56,000	89,000
Net income	$ 126,199	$ 95,552	$ 158,212	$ 167,710

Source: Auburn Savings Bank, FSB's audited financial statements

EXHIBIT 5

Selected Financial Information
At June 30, 2006 and 2007, and
At December 31, 2007
(In thousands)

	At December 31,	At June 30,	
	2007	2007	2006
Selected financial condition data:			
Total assets	$ 63,458	$ 62,404	$64,170
Cash and cash equivalents	1,858	3,413	2,638
Loans, net	54,475	52,799	53,849
Total investments	1,707	2,365	3,455
Deposits	44,991	44,879	45,009
Borrowings	13,650	12,900	14,750
Total capital	4,481	4,350	4,163

Source: Auburn Bancorp, Inc.'s, Prospectus

EXHIBIT 6

Income and Expense Trends
For the Fiscal Years Ended June 30, 2006 and 2007, and
For the Six Months Ended December 31, 2006 and 2007

	Six Months Ended December 31,		Fiscal Years Ended June 30,	
	2007	2006	2007	2006
	(In thousands)			
Selected Operating Data:				
Interest income and dividend income	$ 2,023	$ 1,953	$ 3,908	$3,465
Interest expense	1,223	1,161	2,339	1,910
Net interest income	800	792	1,569	1,555
Provision for loan losses	(7)	18	34	62
Net interest income after provision for loan losses	807	774	1,535	1,493
Noninterest income	68	36	90	86
Gain on sales of securities and loans, net	9	16	22	(3)
Noninterest expense	764	727	1,477	1,414
Income before income tax expense	120	99	170	162
Income tax expense	36	30	50	36
Net income	84	69	120	126

Source: Auburn Bancorp, Inc.'s, Prospectus

Normalized Earnings Trends
Auburn Bancorp, Inc.
For the Twelve Months Ended December 31, 2007

	Twelve Months Ended December 31, 2007 ($000)
Net income before taxes	$ 190
Recapture of provision for loan losses	(7)
Normalized earnings before taxes	183
Taxes [1]	56
Normalized earnings after taxes	$ 127

[1] Based on effective tax rate of 30.53 percent

EXHIBIT 8

Performance Indicators
At or for the Fiscal Years Ended June 30, 2006 and 2007, and
At or for the Six Months Ended December 31, 2006 and 2007

	Six Months Ended December 31,		Fiscal Year Ended June 30,	
	2007	2006	2007	2006
Performance Ratios: [1]				
Return on assets	0.27%	0.22%	0.19%	0.21%
Return on equity	3.73%	3.21%	2.77%	3.01%
Interest rate spread [2]	2.39%	2.40%	2.38%	2.49%
Net interest margin [3]	2.68%	2.68%	2.67%	2.70%
Efficiency ratio [4]	87.23%	86.02%	87.86%	86.32%
Noninterest expense to average total assets	2.43%	2.32%	2.38%	2.33%
Average interest-earning assets to average interest-bearing liabilities	107.13%	107.04%	107.24%	106.50%
Asset Quality Ratios:				
Nonperforming assets to total assets	0.20%	0.00%	0.00%	0.15%
Nonperforming loans to total loans	0.00%	0.00%	0.00%	0.18%
Allowance for loan losses to nonperforming loan	N/M	N/M	N/M	N/M
Allowance for loan losses to total loans	0.56%	0.58%	0.60%	0.54%
Capital Ratios:				
Tier 1 capital (to adjusted assets)	7.09%	6.93%	6.98%	6.54%
Tier 1 capital (to risk-weighted assets)	11.97%	11.89%	12.17%	11.16%
Total risk-based capital (to risk weighted assets)	11.15%	11.03%	11.29%	10.38%

(1) Ratio for the six-month periods ended December 31, 2006 and 2007 have been annualized.
(2) Represents the difference between the weighted-average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities for the period.
(3) Represents net interest income as a percent of average interest-earning assets for the period.
(4) Represents noninterest expense for the period divided by the sum of net interest income (before the loan loss provision) and noninterest income.

Source: Auburn Bancorp, Inc.'s, Prospectus

Volume/Rate Analysis
For the Year Ended June 30, 2007, and
For the Six Months Ended December 31, 2007

	Six Months Ended December 31, 2007 vs. 2006 Increase (Decrease) Due to			Years Ended June 30, 2007 vs. 2006 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)		
Interest-earning assets:						
Loans	$ 5	$ 44	$ 49	$ 153	$ 261	$ 414
Investment securities	(40)	20	(20)	(29)	13	(16)
Interest-earning deposits	45	(4)	41	5	40	45
Total interest-earning deposits	10	60	$ 70	129	314	$ 443
Interest-bearing liabilities:						
Savings deposits	(1)	0	(1)	(2)	(1)	(3)
NOW accounts	2	3	5	3	1	4
Money market accounts	(12)	0	(12)	(29)	96	67
Certificates of deposit	36	49	85	119	239	358
Total deposits	25	52	77	91	335	426
Federal Home Loan Bank of Boston advances	(15)	0	(15)	(27)	30	3
Total interest-bearing liabilities	10	52	62	64	365	429
Change in net interest income	$ 0	$ 8	$ 8	$ 65	$ (51)	$ 14

Source: Auburn Bancorp, Inc.'s, Prospectus

EXHIBIT 10

Yield and Cost Trends
For the Years Ended June 30, 2006 and 2007, and
For the Six Months Ended December 31, 2006 and 2007, and
At December 31, 2007

	At December 31,	Six Months Ended December 31,		Years Ended June 30,	
	2007	2007	2006	2007	2006
	Yield/Cost	Yield/Cost	Yield/Cost	Yield/Cost	Yield/Cost
Assets:					
Interest-earning assets:					
Loans	6.83%	6.99%	6.82%	6.85%	6.33%
Investment securities	5.50%	5.40%	4.48%	4.75%	4.45%
Interest-earning deposits	4.73%	4.80%	5.27%	5.22%	3.16%
Total interest-earning assets	6.68%	6.78%	6.61%	6.66%	6.08%
Liabilities and equity:					
Interest-bearing liabilities:					
Savings deposits	0.83%	0.84%	0.84%	0.83%	0.85%
NOW accounts	0.65%	0.89%	0.48%	0.55%	0.46%
Money market accounts	3.08%	3.36%	3.35%	3.43%	2.50%
Certificates of deposit	4.69%	4.78%	4.43%	4.55%	3.60%
Total interest-bearing deposits	3.95%	4.06%	3.79%	3.90%	3.01%
FHLB advances	5.35%	5.48%	5.48%	5.44%	5.22%
Total interest-bearing liabilities	4.29%	4.39%	4.21%	4.27%	3.58%
Interest rate spread	2.39%	2.39%	2.40%	2.39%	2.50%
Net interest margin	N/A	2.68%	2.68%	2.67%	2.73%
Average interest-earning assets to average interest-bearing liabilities	105.69%	107.13%	107.04%	107.24%	106.50%

Source: Auburn Bancorp, Inc.'s Prospectus

EXHIBIT 11

Net Portfolio Value (NPV)
At December 31, 2007

Change in Interest Rates (Basis Points)	Net Portfolio Value			NVP as % of Assets	
	$ Amount	$ Change	% Change	NVP Ratio	Change[1]
300	$ 3,035	$ (2,590)	(46)%	4.92%	(371)
200	4,061	(1,565)	(28)%	6.45%	(218)
100	4,928	(697)	(12)%	7.69%	(95)
50	5,301	(324)	(6)%	8.20%	(43)
0	5,625	--	--	8.63%	0
(50)	5,879	254	5%	8.96%	33
(100)	6,069	444	8%	9.20%	56
(200)	6,334	708	13%	9.50%	87

(1) Expressed in basis points

Source: Auburn Bancorp, Inc.'s, Prospectus

AUBURN SAVINGS BANK
Loan Maturity Schedule
At June 30, 2007

Due	One- to Four-Family Residential	Commercial	Construction	Equity Lines of Credit	Undisbursed Portion of Construction Loan	Commercial	Consumer	Total Loans
				(In thousands)				
Within 1 year	$ 12	$ --	$ 1,041	$ 2,969	$ 123	$ 744	$ 15	$ 4,904
After 1 year through 3 years	37	--	--	181	--	44	89	351
After 3 years through 5 years	27	294	--	674	--	358	127	1,480
After 5 years throgh 10years	571	4,796	--	3,024	--	111	129	8,631
After 10 years through 15 years	4,646	399	--	4,258	--	--	33	9,336
After 15 years	26,524	2,064	--	--	--	--	108	28,696
Total	$ 31,817	$ 7,553	$ 1,041	$ 11,106	$ 123	$ 1,257	$ 501	$ 53,398

	Due After June 30, 2008		
	Fixed	Adjustable	Total
		(In Thousands)	
Mortgage loans	$ 29,771	$ 10,171	$ 39,942
Commercial loans	1,386	6,680	8,066
Consumer loans	486	0	486
Total loans	31,643	16,851	48,494

Source: Auburn Bancorp, Inc.'s Prospectus

AUBURN SAVINGS BANK
Loan Maturity Schedule
At June 30, 2007

(In thousands)

Due	One- to Four-Family Residential	Commercial	Construction	Equity Lines of Credit	Undisbursed Portion of Construction Loan	Commercial	Consumer	Total Loans
Within 1 year	$ 12	$ --	$ 1,041	$ 2,969	$ 123	$ 744	$ 15	$ 4,904
After 1 year through 3 years	37	--	--	181	--	44	89	351
After 3 years through 5 years	27	294	--	674	--	358	127	1,480
After 5 years throgh 10years	571	4,796	--	3,024	--	111	129	8,631
After 10 years through 15 years	4,646	399	--	4,258	--	--	33	9,336
After 15 years	26,524	2,064	--	--	--	--	108	28,696
Total	$ 31,817	$ 7,553	$ 1,041	$ 11,106	$ 123	$ 1,257	$ 501	$ 53,398

Due After June 30, 2008 (In Thousands)

	Fixed	Adjustable	Total
Mortgage loans	$ 29,771	$ 10,171	$ 39,942
Commercial loans	1,386	6,680	8,066
Consumer loans	486	0	486
Total loans	31,643	16,851	48,494

Source: Auburn Bancorp, Inc.'s Prospectus

EXHIBIT 14

Loan Originations and Sales
For the Fiscal Years Ended June 30, 2006 and 2007, and
For the Six Months Ended December 31, 2007

	Six Months Ended December 31, 2007	Fiscal Year Ended June 30, 2007	Fiscal Year Ended June 30, 2006
	(In thousands)		
Originations by type:			
Adjustable-rate mortgage loans:			
One- to four-family residential	$ 590	$ 1,498	$ 1,333
Commercial	1,689	2,666	2,175
Construction	--	--	--
Equity lines of credit	345	586	1,489
Undisbursed portion of construction loans	--	--	--
Commercial loans	239	566	1,189
Consumer loans	--	--	--
Total adjustable-rate	2,862	5,316	4,997
Fixed-rate:			
One- to four-family residential	1,606	3,637	8,134
Commercial	--	150	--
Construction	1,874	1,406	4,352
Equity lines of credit	1,100	3,433	3,418
Undisbursed portion of construction loans	(584)	778	(449)
Commercial loans	--	--	--
Consumer loans	212	297	365
Total fixed-rate	4,208	9,701	15,820
Total originations	7,070	15,017	20,817
Sales and repayments:			
Sales and loan participations sold	324	2,464	1,499
Principal repayments	5,038	13,610	14,727
Total reductions	5,362	16,074	16,226
Net increase	$ 1,708	$ (1,057)	$ 4,591

Source: Auburn Bancorp, Inc.'s Prospectus

EXHIBIT 15

Delinquent Loans
At June 30, 2006 and 2007, and
At December, 2007

	At December 31, 2007		At June 30,			
			2007		2006	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
			(In thousands)			
Mortgage loans:						
One- to four-family residential	$ 95	$ --	$ 215	$ 102	$ 364	$ --
Commercial	--	316	108	--	--	--
Construction	--	--	--	--	--	--
Equity lines of credit	--	--	13	--	58	--
Undisbursed portion of construction loan	--	--	--	--	--	--
Commercial loans	31	12	14	--	--	--
Consumer loans	--	--	2	5	7	--
Total	$ 126	$ 328	$ 352	$ 107	$ 429	$ 0

Source: Auburn Bancorp, Inc.'s Prospectus

EXHIBIT 16

Nonperforming Assets
At June 30, 2006 and 2007, and
At December 31, 2007

	At December 31, 2007	At June 30, 2007	At June 30, 2006
	(Dollars in thousands)		
Nonaccrual loans:			
Mortgage loans:			
One- to four-family residential	$ --	$ --	$ 95
Commercial	--	--	--
Construction	--	--	--
Equity lines of credit	--	--	--
Undisbursed portion of construction loan	--	--	--
Commercial loans	--	--	--
Consumer loans	--	--	--
Total nonaccrual loans	--	--	$ 95
Loans greater than 90 days delinquent and still accruing			
Residential real estate	--	--	--
Commercial real estate	--	--	--
Construction	--	--	--
Commercial real estate	--	--	--
Mortgage loans:			
One- to four-family residential	--	--	--
Commercial	--	--	--
Construction	--	--	--
Equity lines of credit	--	--	--
Undisbursed portion of construction loan			
Commercial loans	--	--	--
Consumer loans	--	--	--
Total loans greater than 90 days delinquent and still accruing	--	--	--
Other real estate owned	124	--	--
Total nonperforming assets	$ 124	--	$ 95
Ratios:			
Nonperforming loans to total loans	0.00%	0.00%	0.18%
Nonperforming assets to total assets	0.20%	0.00%	0.15%

Source: Auburn Bancorp, Inc.'s Prospectus

EXHIBIT 17

Classified Assets
At June 30, 2006 and 2007, and
At December 31, 2007

	At December 31, 2007	At June 30, 2007	At June 30, 2006
	(In thousands)		
Substandard	$ 6	$ 9	$ 106
Doubtful	--	--	--
Loss	--	--	--
Total classified assets	$ 6	$ 9	$ 106

Source: Auburn Bancorp, Inc.'s Prospectus

EXHIBIT 18

Allowance for Loan Losses
For the Years Ended June 30, 2006 and 2007, and
For the Six Months Ended December 31, 2007

	Six Months Ended December 31, 2007	Year Ended June 30, 2007	Year Ended June 30, 2006
	(Dollars in thousands)		
Balance at beginning of year	$ 318	$ 290	$ 238
Charge-offs:			
Mortgage loans:			
One- to four-family residential	--	(5)	--
Commercial	--	--	(10)
Construction	--	--	--
Equity lines of credit	--	--	--
Undisbursed portion of construction loan	--	--	--
Commercial loans	(2)	--	--
Consumer loans	--	(1)	--
Total charge-offs	(2)	(6)	(10)
Recoveries:	--	--	--
Mortgage loans:			
One- to four-family residential	--	--	--
Commercial	--	--	--
Construction	--	--	--
Equity lines of credit	--	--	--
Undisbursed portion of construction loan	--	--	--
Commercial loans	--	--	--
Consumer loans	--	--	--
Total recoveries	--	--	--
Net charge-offs	(2)	(6)	(10)
Provision for loan loss	(7)	34	62
Balance at end of year	$ 309	$ 318	$ 290
Ratios:			
Net charge-offs to average loans outstanding	(0.004)%	(0.002)%	0.000%
Allowance for loan losses to nonperforming loans at end of period	N/M	N/M	N/M
Allowance for loan losses to total loans for end of period	0.56%	0.60%	0.54%

Source: Auburn Bancorp, Inc.'s Prospectus

EXHIBIT 19

Investment Securities
At June 30, 2006 and 2007, and at December 31, 2007

	At December 31,		At June 30,			
	2007		2007		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
Securities available-for-sale:						
U.S. government and agency obligations	$ --	$ --	$ 650	$ 648	$ 650	$ 641
Corporate bonds and other obligations	987	979	999	992	1,000	977
SBA pool securities	120	116	123	122	182	180
Mortgage-backed securities	537	538	611	603	858	829
Total debt securities	1,644	1,633	2,383	2,365	2,690	2,627
U.S. government securities	90	74	--	--	134	96
Preferred stock	--	--	--	--	750	732
Total marketable equity securities	90	74	--	--	884	828
Total available-for-sale	1,734	1,707	2,383	2,365	3,574	3,455
Restricted equity securities	--	--	--	--	--	--
FHLB stock	901	901	901	901	1,017	1,017
Total securities	$ 2,635	$ 2,608	$ 3,284	$ 3,266	$ 4,591	$ 4,472

Source: Auburn Bancorp, Inc.'s Prospectus

EXHIBIT 20

Mix of Deposits
At June 30, 2006 and 2007, and at December 31, 2007

	At December 31, 2007		At June 30, 2007		At June 30, 2006	
	(Dollars in thousands)					
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Deposit type:						
Demand deposits	$ 2,563	5.66%	$ 2,840	6.40%	$ 3,105	7.28%
Savings deposits	2,539	5.61%	2,662	6.00%	2,957	6.93%
Monty market	9,283	20.51%	9,505	21.43%	10,342	24.23%
NOW accounts	1,942	4.29%	1,627	3.67%	1,158	2.71%
Total transaction accounts	16,327	36.07%	16,634	37.50%	17,562	41.15%
Certificates of deposit	28,944	63.93%	27,726	62.50%	25,116	58.85%
Total deposits	$ 45,271	100.00%	$ 44,360	100.00%	$ 42,678	100.00%

Source: Auburn Bancorp, Inc.'s Prospectus

Time Deposits Classified by Maturity and Rate
At December 31, 2007
(Dollars in thousands)

	Certificates of Deposit
Maturity Period:	
Three months or less	$ 3,311
Over three through six months	2,707
Over six through one year	3,749
Over one year through three years	907
Over three years	100
Total	$ 10,774

	At December 31, 2007 Period to Maturity					
	Less than One Year	One to Two Years	Two to Three Years	More Than Three Years	Total	Percent of Total
	(Dollars in thousands)					
Interest Rate Range:						
2.00% and below	$ --	$ --	$ --	$ --	$ --	0.00%
2.01% to 3.00%	11	--	--	--	11	0.04%
3.01% to 4.00%	3,865	647	101	41	4,654	15.67%
4.01% to 5.00%	12,052	246	1,112	304	13,714	46.15%
5.01% to 6.00%	9,533	1,799	--	--	11,332	38.14%
6.01% and above	--	--	--	--	--	0.00%
Total	$ 25,461	$ 2,692	$ 1,213	$ 345	$ 29,711	100.00%

Source: Auburn Bancorp, Inc.'s Prospectus

EXHIBIT 22

Deposit Activity
For the Six Months Ended December 31, 2007, and
For the Years Ended June 30, 2006 and 2007

	Six Months Ended December 31, 2007	Year Ended June 30, 2007	Year Ended June 30, 2006
	(In thousands)		
Beginning balance	$ 44,879	$ 45,009	$ 41,478
Net deposits (withdrawals)	$ (756)	$ (1,749)	$ (2,338)
Interest credited	867	1,619	1,193
Net	111	(130)	3,531
Ending balance	$ 44,990	$ 44,879	$ 45,009

Source: Auburn Bancorp, Inc.'s Prospectus

EXHIBIT 23

Borrowed Funds
At or for the Fiscal Years Ended June 30, 2006 and 2007, and
At or for the Six Months Ended December 31, 2007

	At or for the Six Months Ended December 31, 2007		At or for the Fiscal Years Ended June 30,			
			2007		2006	
	Long-Term Borrowings	Short-Term Borrowings	Long-Term Borrowings	Short-Term Borrowings	Long-Term Borrowings	Short-Term Borrowings
			(Dollars in thousands)			
Balance at end of period	$ 13,650	--	$ 12,900	--	$ 12,750	$ 2,000
Average balance during period	12,921	--	11,765	1,313	13,081	354
Maximum outstanding at any month end	13,650	--	13,650	2,500	13,400	1,500
Weighted average interest rate at end of period	5.29%	0.00%	5.35%	0.00%	5.07%	5.11%
Average interest rate during year	5.32%	0.00%	5.32%	5.36%	5.14%	4.99%

EXHIBIT 24

OFFICES OF AUBURN SAVINGS BANK
AUBURN, MAINE
As of December 31, 2007

Location	Year Acquired	Net Book Value at December 31, 2007
		(Dollars in thousands)
256 Court Street Auburn, Maine 04212	1957	$ 569
Branch Office 325 Sabattus Street Lewiston, Maine 04240	2004	1,277

Source: Auburn Bancorp, Inc.'s Prospectus

EXHIBIT 25

DIRECTORS AND MANAGEMENT OF THE BANK
At December 31, 2007

Name	Position(s) Held with the Bank	Age	Director Since	Term Expires
M. Kelly Matzen	Director	60	2001	2008
Phillip R. St. Pierre	Director	52	1995	2008
Allen T. Sterling	President, Chief Executive Officer and Director	54	1996	2008
August M. Berta	Director	79	1981	2009
Peter E. Chalke	Director	58	1998	2009
Sharon A. Millett	Director	59	2004	2009
Ronnie G. Adams	Director	59	1998	2010
Claire D. Thompson	Director	59	1984	2010
Bruce M. Ray	Senior Vice President and Senior Loan Officer	58	--	--
Martha L. Adams	Senior Vice President and Operations Officer	44	--	--
Rachel A. Haines	Senior Vice President and Treasurer	41	--	--
Jason M. Langley	Vice President and Commercial Loan Officer	27	--	--

Source: Auburn Bancorp, Inc.'s Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Auburn, Lewiston, Androscoggin County, Massachusets and the United States
1990, 2000, 2007 and 2012

	1990	2000	1990-2000 % Change	2007	2000-2007 % Change	2012	2007-2012 % Change
Population							
Auburn	24,309	23,203	(4.5)%	24,154	4.1%	25,013	3.6%
Lewiston	39,757	35,690	(10.2)%	37,153	4.1%	38,331	3.2%
Androscoggin County	105,259	103,793	(1.4)%	109,928	5.9%	114,593	4.2%
Maine	1,227,928	1,274,923	3.8%	1,352,536	6.1%	1,404,394	3.8%
United States	248,709,873	281,421,906	13.2%	306,348,230	8.9%	325,526,298	6.3%
Households							
Auburn	9,547	9,764	2.3%	10,350	6.0%	10,828	4.6%
Lewiston	15,823	15,290	(3.4)%	15,489	1.3%	16,773	8.3%
Androscoggin County	40,017	42,028	5.0%	45,205	7.6%	47,584	5.3%
Maine	465,312	518,200	11.4%	562,502	8.5%	590,710	5.0%
United States	91,947,410	105,480,101	14.7%	115,337,039	9.3%	122,830,665	6.5%
Per Capita Income							
Auburn	$ 13,511	$ 19,942	47.6%	$ 25,452	27.6%	--	--
Lewiston	12,277	17,905	45.8%	21,132	18.0%	--	--
Androscoggin County	12,397	18,734	51.1%	22,583	20.5%	--	--
Maine	12,957	19,533	50.8%	24,625	26.1%	--	--
United States	14,420	21,587	49.7%	27,916	29.3%	--	--
Median Household Income							
Auburn	$ 27,493	$ 35,652	29.7%	$ 43,793	22.8%	$ 49,678	13.4%
Lewiston	24,051	29,191	21.4%	34,668	18.8%	39,014	12.5%
Androscoggin County	26,979	35,793	32.7%	42,866	19.8%	49,152	14.7%
Maine	27,854	37,240	33.7%	45,463	22.1%	52,125	14.7%
United States	30,056	41,994	39.7%	53,154	26.6%	62,503	17.6%

Source: Census Bureau and ESRI

EXHIBIT 27

Key Housing Data
Auburn, Lewiston, Androscoggin County,
Maine and the United States
1990 & 2000

Occupied Housing Units		1990	2000
Auburn		9,547	9,764
Lewiston		15,823	15,290
Androscoggin County		40,017	42,028
Maine		465,312	518,200
United States		91,947,410	105,480,101
Occupancy Rate			
Auburn			
	Owner-Occupied	57.0%	57.2%
	Renter-Occupied	43.0%	42.8%
Lewiston			
	Owner-Occupied	47.0%	47.2%
	Renter-Occupied	53.0%	52.8%
Androscoggin County			
	Owner-Occupied	62.2%	63.4%
	Renter-Occupied	37.8%	36.6%
Maine			
	Owner-Occupied	70.5%	71.6%
	Renter-Occupied	29.5%	28.4%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Auburn		$ 86,800	$ 86,700
Lewiston		87,200	87,200
Androscoggin County		86,400	89,900
Maine		87,300	98,700
United States		78,500	119,600
Median Rent			
Auburn		$ 396	$ 446
Lewiston		361	408
Androscoggin County		374	433
Maine		419	497
United States		374	602

Source: U.S. Census Bureau

EXHIBIT 28

Major Sources of Employment by Industry Group
Auburn, Lewiston, Androscoggin County,
Maine and the United States
1990 and 2000

	1990				
Industry Group	Auburn	Lewiston	Androscoggin County	Maine	United States
Agriculture/Mining	1.5%	0.8%	1.7%	2.8%	1.3%
Construction	7.5%	5.5%	6.9%	7.4%	4.8%
Manufacturing	22.5%	26.0%	25.4%	19.7%	19.2%
Transportation/Utilities	4.3%	4.4%	4.9%	5.6%	5.9%
Wholesale/Retail	22.4%	22.9%	22.5%	22.1%	27.5%
Finance, Insurance & Real Estate	6.5%	7.1%	6.3%	5.6%	7.3%
Services	35.3%	33.3%	32.3%	36.8%	34.0%

	2000				
	Auburn	Lewiston	Androscoggin County	Maine	United States
Agriculture/Mining	0.8%	0.4%	1.2%	2.6%	1.9%
Construction	5.3%	5.2%	6.4%	6.9%	6.8%
Manufacturing	17.5%	17.4%	19.3%	14.2%	14.1%
Wholesale/Retail	18.5%	20.1%	18.7%	16.9%	15.3%
Transportation/Utilities	3.7%	3.8%	3.7%	4.3%	5.2%
Information	2.9%	2.1%	2.1%	2.5%	3.1%
Finance, Insurance & Real Estate	6.4%	6.2%	6.0%	6.2%	6.9%
Services	45.0%	44.8%	42.7%	46.4%	46.7%

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
Androscoggin County
Maine and the United States
For the Years 2003 through 2007

Location	2003	2004	2005	2006	2007
Androscoggin County	5.0%	4.5%	4.9%	4.2%	4.6%
Maine	5.0%	4.6%	4.8%	4.6%	4.6%
United States	6.0%	5.5%	5.1%	4.6%	4.6%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 30

Market Share of Deposits
Androscoggin County Maine
June 30, 2007

	Androscoggin County Deposits ($000)	Auburn's Deposits ($000)	Auburn's Share (%)
Banks	$ 610,532	---	---
Thrifts	530,977	$ 44,957	8.5%
Total	$ 1,141,509	$ 44,957	3.9%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2003 - 3rd Quarter of 2007

	1st Qtr. 2003	2nd Qtr. 2003	3rd Qtr. 2003	4th Qtr. 2003
Prime Rate	4.00%	4.00%	4.00%	4.00%
90-Day Treasury Bills	1.02%	1.00%	1.98%	0.94%
1-Year Treasury Bills	1.13%	1.12%	1.10%	1.11%
30-Year Treasury Notes	4.62%	4.70%	4.78%	4.85%

	1st Qtr. 2004	2nd Qtr. 2004	3rd Qtr. 2004	4th Qtr. 2004
Prime Rate	4.00%	4.25%	4.50%	5.00%
90-Day Treasury Bills	0.93%	1.33%	2.25%	2.72%
1-Year Treasury Bills	1.44%	1.82%	2.13%	2.89%
30-Year Treasury Notes	5.48%	6.13%	6.13%	6.25%

	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005
Prime Rate	5.75%	6.00%	6.25%	6.75%
90-Day Treasury Bills	3.12%	3.46%	4.28%	4.71%
1-Year Treasury Bills	3.37%	3.99%	4.60%	4.93%
30-Year Treasury Notes	6.25%	5.38%	5.28%	5.19%

	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006
Prime Rate	7.50%	8.25%	8.25%	8.25%
90-Day Treasury Bills	4.87%	5.09%	5.12%	4.93%
1-Year Treasury Bills	5.23%	5.05%	4.88%	4.79%
30-Year Treasury Notes	5.26%	4.98%	4.66%	4.68%

	1st Qtr. 2007	2nd Qtr. 2007	3rd Qtr. 2007	4th Qtr. 2007
Prime Rate	8.25%	8.25%	7.75%	7.25%
90-Day Treasury Bills	4.87%	4.84%	4.19%	3.31%
1-Year Treasury Bills	4.75%	5.00%	4.16%	3.59%
30-Year Treasury Notes	4.72%	5.19%	5.26%	4.96%

Source: The Wall Street Journal

EXHIBIT 32

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 15, 2008

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTCBB	20.250	26.400	20.100	-1.22	-13.65	1.80	288.23	0.38	11.57	71.20	7.03	11.57
SIYF	Security Federal Bancorp Inc.	AL	Pink	10.010	17.500	10.010	0.00	-28.50	0.88	97.23	0.60	11.38	60.79	10.30	NA
SRNN	Southern Banc Co.	AL	OTCBB	10.500	15.400	9.550	2.44	-7.08	-0.31	130.14	0.35	NM	54.70	8.07	NM
SCBS	Southern Community Bancshares	AL	Pink	7.000	10.500	7.000	0.00	-20.90	NA	92.04	0.33	NA	55.07	7.61	NA
SZBI	SouthFirst Bancshares Inc.	AL	OTCBB	9.500	12.750	8.510	5.56	-5.00	-0.39	195.34	0.40	NM	65.36	4.86	NM
SUPR	Superior Bancorp	AL	NASDAQ	5.300	11.870	4.250	11.34	-24.29	0.21	71.95	0.00	26.50	60.78	7.36	25.77
FFBH	First Federal Bancshares of AR	AR	NASDAQ	14.750	25.400	11.790	13.55	-0.34	0.54	163.53	0.64	27.31	96.98	9.02	27.31
BOFI	Bofl Holding, Inc.	CA	NASDAQ	7.000	7.930	6.800	-0.28	0.00	0.34	125.51	0.00	20.59	80.74	5.60	22.83
BYFC	Broadway Financial Corp.	CA	NASDAQ	8.320	11.290	3.500	4.00	0.85	0.78	202.53	0.20	11.24	75.18	4.14	11.23
CFC	Countrywide Financial Corp.	CA	NYSE	6.930	42.240	4.250	19.28	-43.24	-2.03	366.04	0.60	NM	31.67	1.91	NA
DSL	Downey Financial Corp.	CA	NYSE	29.110	74.850	21.640	23.98	-5.36	-2.03	481.41	0.48	NM	60.76	6.05	NM
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	17.500	28.270	15.750	0.34	-20.58	0.81	174.96	0.72	21.88	87.76	9.52	21.88
FED	FirstFed Financial Corp.	CA	NYSE	33.850	66.950	27.820	7.15	-10.73	6.07	529.51	0.00	5.64	70.56	6.39	5.64
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	10.470	17.800	9.850	-7.51	-16.97	0.75	220.27	0.68	14.15	105.65	4.75	9.48
IMB	IndyMac Bancorp, Inc.	CA	NYSE	7.400	37.510	3.950	64.81	-30.52	-8.28	404.60	1.75	NM	44.55	1.83	NM
MLGF	Malaga Financial Corporation	CA	OTCBB	10.500	11.500	9.000	8.25	7.69	1.02	NA	0.32	10.40	NA	NA	10.40
PFB	PFF Bancorp Inc.	CA	NYSE	9.220	34.050	7.120	-10.92	2.44	-0.44	193.32	0.76	NM	63.94	4.77	NM
PROV	Provident Financial Holdings	CA	NASDAQ	17.030	28.740	12.000	29.31	-12.67	1.04	264.75	0.72	16.70	83.56	6.43	16.73
RMGC	RMG Capital Corporation	CA	OTCBB	16.000	24.250	16.000	-12.33	-13.04	1.55	NA	0.10	10.32	NA	NA	NA
SNLS	San Luis Trust Bank FSB	CA	OTCBB	8.000	11.750	7.900	-3.61	-11.11	0.92	69.51	0.30	8.70	118.87	11.51	8.70
HCBC	High Country Bancorp Inc.	CO	Pink	19.250	30.000	16.750	-4.94	-12.50	1.68	235.57	0.50	11.53	85.86	8.13	NA
UWBK	United Western Bancorp, Inc.	CO	NASDAQ	19.000	26.320	17.400	3.94	-9.78	1.40	288.55	0.24	13.57	121.72	6.59	NA
NAL	NewAlliance Bancshares Inc.	CT	NYSE	11.950	17.090	9.500	9.53	-6.57	0.23	75.43	0.26	51.96	92.42	15.84	28.53
PBCT	People's United Financial Inc.	CT	NASDAQ	17.340	21.891	14.290	8.58	5.86	0.52	45.41	0.52	33.35	112.38	36.86	34.51
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	7.500	11.000	4.520	15.38	-6.48	-1.41	102.59	0.00	NM	104.07	7.31	NM
WSFS	WSFS Financial Corp.	DE	NASDAQ	46.550	70.210	41.120	1.59	-15.16	NA	519.13	0.38	10.37	136.11	8.97	10.52
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	4.880	13.610	2.890	39.03	27.75	-0.52	113.76	0.13	NM	59.58	4.29	NM
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	5.440	27.030	3.010	32.36	-27.56	0.77	404.51	0.02	7.77	25.28	1.35	6.71
BFF	BFC Financial Corp.	FL	NYSE	1.300	6.270	0.500	1.56	-37.50	-0.75	156.76	0.00	NM	36.00	0.83	NA
FDT	Federal Trust Corp.	FL	AMEX	2.210	10.690	1.500	5.24	-36.86	-1.51	73.40	0.08	NM	52.37	3.01	NA
FCFL	First Community Bank Corp.	FL	NASDAQ	10.350	21.900	9.580	-1.43	-13.11	0.70	NA	0.00	14.79	NA	NA	NA
EBDC	ebank Financial Services Inc.	GA	OTCBB	0.480	1.010	0.250	20.00	-31.43	NA	NA	0.00	NA	NA	NA	NA
NTBKQ	NetBank Inc.	GA	Pink	0.020	3.790	0.002	-20.00	-4.76	-2.82	69.60	0.04	NM	0.46	0.03	NM
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	12.890	22.060	10.910	-1.00	-14.41	0.58	189.52	0.42	17.66	64.07	6.80	20.55

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 15, 2008

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
HZFS	Horizon Financial Svcs Corp.	IA	OTCBB	2.400	12.700	1.560	11.63	-5.88	-6.38	144.45	0.14	NM	29.83	1.66	NM
CASH	Meta Financial Group Inc.	IA	NASDAQ	27.000	42.000	27.000	-20.35	-33.58	0.52	264.92	0.52	60.00	145.40	10.19	NM
FFFD	North Central Bancshares Inc.	IA	NASDAQ	33.000	41.240	30.180	-2.19	-1.49	2.96	380.47	1.40	11.26	107.98	8.67	NA
HOME	Home Federal Bancorp	ID	NASDAQ	11.490	15.757	9.650	12.10	4.67	0.31	45.17	0.19	38.30	97.70	25.45	38.28
AFBA	Allied First Bancorp Inc.	IL	OTCBB	12.150	16.850	12.100	0.00	-18.18	0.09	317.95	0.00	NM	58.17	3.82	135.00
BFIN	BankFinancial Corp	IL	NASDAQ	15.500	17.940	13.010	1.84	-2.88	0.36	66.67	0.27	43.06	115.22	23.25	44.46
ESDF	East Side Financial Inc.	IL	Pink	39.000	39.000	37.000	0.00	2.63	1.55	504.91	0.20	25.16	87.07	7.72	24.19
FBTC	First BancTrust Corp.	IL	NASDAQ	9.040	12.250	9.030	-13.90	-11.46	0.57	135.94	0.24	17.06	76.16	6.65	17.85
FCLF	First Clover Leaf Fin Corp.	IL	NASDAQ	10.250	12.000	9.400	2.40	-0.97	0.30	43.72	0.24	34.17	99.42	23.45	34.74
GTPS	Great American Bancorp	IL	OTCBB	32.000	34.500	30.000	-1.54	0.79	1.79	234.65	0.46	17.98	120.98	13.64	17.98
MCPH	Midland Capital Holdings Corp.	IL	OTCBB	26.000	43.500	26.000	-3.70	-21.21	1.73	324.92	0.96	15.03	69.76	8.00	16.12
PFED	Park Bancorp Inc.	IL	NASDAQ	22.000	35.000	21.470	-2.61	-13.73	0.22	180.78	0.72	NM	84.94	11.82	121.59
RYFL	Royal Financial Inc.	IL	OTCBB	13.250	17.400	12.550	1.92	-5.36	-0.67	48.74	0.00	NM	108.51	27.19	NM
WFBS	Washington Fed Bank for Svgs	IL	Pink	19.000	NA	NA	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
WTWN	West Town Bancorp Inc.	IL	Pink	13.450	15.250	13.450	-3.93	-2.18	0.56	268.37	0.00	24.02	82.55	5.01	24.02
AMFC	AMB Financial Corp.	IN	OTCBB	11.250	15.750	9.500	-6.25	-18.48	0.05	177.57	0.35	NM	82.30	6.34	225.00
ASBI	Ameriana Bancorp	IN	NASDAQ	9.420	13.000	7.010	10.95	22.83	0.51	142.90	0.16	18.47	82.85	6.59	NA
BRBI	Blue River Bancshares Inc.	IN	Pink	5.000	6.600	1.490	-2.91	NA	0.35	69.97	0.09	14.29	93.28	7.15	67.74
CITZ	CFS Bancorp Inc.	IN	NASDAQ	14.250	15.150	13.040	2.44	-0.21	0.71	107.45	0.48	20.65	117.00	13.26	21.65
DSFN	DSA Financial Corp.	IN	OTCBB	10.550	14.250	10.550	-2.31	-8.26	0.29	NA	0.42	36.38	NA	NA	36.38
FFWC	FFW Corp.	IN	OTCBB	24.200	28.000	23.000	-1.22	-6.38	2.12	262.76	0.80	11.52	110.45	9.21	11.62
FDLB	Fidelity Federal Bancorp	IN	Pink	25.000	25.000	18.500	6.38	6.38	1.09	263.64	1.00	22.94	135.43	9.48	22.94
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	12.400	18.950	11.100	9.73	-13.29	0.30	201.66	0.60	44.29	65.82	6.15	32.24
FCAP	First Capital Inc.	IN	NASDAQ	15.990	18.245	15.160	-5.10	-0.37	1.21	NA	0.68	13.32	NA	NA	13.32
HWEN	Home Financial Bancorp	IN	OTCBB	3.500	5.500	3.440	-13.58	-26.32	0.13	52.33	0.12	29.17	63.29	6.69	NA
LOGN	Logansport Financial Corp.	IN	OTCBB	13.950	18.000	13.350	1.82	0.36	0.87	180.10	0.60	16.03	67.43	7.75	14.21
LSBI	LSB Financial Corp.	IN	NASDAQ	19.260	27.490	18.130	0.05	-19.75	0.99	219.52	0.90	19.45	88.43	8.77	19.50
MFBC	MFB Corp.	IN	NASDAQ	34.450	36.680	24.400	-1.54	34.20	1.84	385.25	0.69	19.25	110.77	8.94	18.03
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	13.230	20.980	12.510	0.30	-21.76	1.03	227.73	0.60	12.97	64.26	5.81	12.97
NIDB	Northeast Indiana Bancorp	IN	OTCBB	12.650	16.500	12.500	-1.94	-3.80	0.28	187.07	0.65	45.18	72.16	6.76	50.88
NWIN	NorthWest Indiana Bancorp	IN	OTCBB	29.900	31.450	23.100	29.44	13.90	2.00	223.81	1.44	15.03	159.13	13.36	NA
PFDC	Peoples Bancorp	IN	NASDAQ	14.756	20.200	14.010	-1.29	0.66	0.89	151.77	0.76	16.58	73.09	9.72	16.58
RIVR	River Valley Bancorp	IN	NASDAQ	17.050	20.000	13.750	0.29	5.90	1.36	214.00	0.81	12.54	108.53	7.97	NA
TDCB	Third Century Bancorp	IN	OTCBB	8.750	12.050	8.100	-5.41	-12.50	0.17	82.55	0.16	51.47	73.59	10.60	51.47

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 15, 2008

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFSL	First Independence Corp.	KS	OTCBB	17.920	20.500	17.000	0.96	2.99	1.71	226.01	0.70	10.60	90.46	7.93	10.60
CKFB	CKF Bancorp Inc.	KY	OTCBB	12.000	16.150	10.100	-4.95	-7.69	0.79	113.95	0.72	15.38	97.40	10.36	15.38
CFBC	Community First Bancorp Inc.	KY	OTCBB	10.000	10.500	6.460	0.00	32.45	NA	NA	0.00	NA	NA	NA	NA
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	13.900	16.360	13.020	-3.20	-4.14	1.15	225.10	0.48	12.19	89.45	6.17	12.20
FPBF	FPB Financial Corp.	LA	Pink	38.500	42.420	35.100	3.36	4.05	3.64	473.64	0.72	11.03	112.15	8.13	11.47
GLBP	Globe Bancorp Inc.	LA	OTCBB	17.070	25.000	15.500	-5.17	-5.17	NA	NA	0.35	NA	NA	NA	NA
GSLA	GS Financial Corp.	LA	NASDAQ	16.450	21.500	14.250	-4.86	-15.84	0.61	146.63	0.40	26.97	73.78	11.22	NA
LABC	Louisiana Bancorp Inc.	LA	NASDAQ	11.500	11.920	9.850	13.86	7.68	NA	NA	0.00	NA	NA	NA	NA
TSH	Teche Holding Company	LA	AMEX	37.750	49.500	35.000	3.42	-4.67	3.05	332.72	1.30	12.63	121.46	11.34	12.81
BFBC	Benjamin Franklin Bancorp Inc	MA	NASDAQ	14.180	15.690	11.500	7.75	0.71	0.48	114.95	0.22	30.17	103.73	12.34	34.41
BHLB	Berkshire Hills Bancorp Inc.	MA	NASDAQ	23.090	34.820	19.500	6.95	-17.21	1.47	239.53	0.58	18.03	74.13	9.64	NA
BRKL	Brookline Bancorp Inc.	MA·	NASDAQ	10.100	13.490	8.990	9.78	3.38	0.30	41.70	0.74	33.67	112.98	24.23	33.73
CEBK	Central Bancorp Inc.	MA	NASDAQ	21.750	32.000	18.250	7.94	-6.93	1.00	338.22	0.72	21.75	91.04	6.43	36.63
CBNK	Chicopee Bancorp Inc.	MA	NASDAQ	12.700	16.190	11.620	3.00	-6.13	0.24	63.62	0.00	52.92	88.70	19.96	80.10
DNBK	Danvers Bancorp Inc.	MA	NASDAQ	10.270	10.340	9.400	5.23	NA	NA	NA	0.00	NA	NA	NA	NA
HBNK	Hampden Bancorp Inc.	MA	NASDAQ	10.590	12.510	9.000	6.11	2.62	NA	66.50	0.09	NA	81.10	15.93	NA
HIFS	Hingham Instit. for Savings	MA	NASDAQ	31.600	37.350	28.050	12.66	-1.25	2.12	351.47	1.01	14.91	122.24	8.99	14.91
LEGC	Legacy Bancorp	MA	NASDAQ	14.180	16.390	11.870	11.92	3.50	0.14	100.05	0.16	NM	98.47	14.18	137.97
LSBX	LSB Corp.	MA	NASDAQ	16.340	17.490	15.300	2.51	-0.97	0.81	137.64	0.56	20.17	122.40	11.87	23.27
MASB	MASSBANK Corp.	MA	NASDAQ	38.050	39.960	32.300	5.26	4.97	1.80	189.02	1.13	21.38	148.11	20.13	21.88
MFLR	Mayflower Bancorp Inc.	MA	NASDAQ	11.250	13.770	10.000	-1.32	-10.07	0.46	115.33	0.40	25.00	120.32	9.76	25.33
UBNK	United Financial Bancorp	MA	NASDAQ	11.500	15.373	9.992	5.31	5.92	0.26	60.76	0.23	44.23	90.34	18.93	42.49
WFD	Westfield Financial Inc.	MA	NASDAQ	10.230	12.290	8.520	11.20	2.92	0.29	32.56	0.40	35.28	114.05	31.43	NA
ABKH	American Bank Holdings Inc.	MD	OTCBB	NA	NA	NA	0.00	-13.83	NA	NA	NA	NA	NA	NA	NA
PCGO	Prince George's FSB	MD	Pink	23.000	25.000	23.000	-8.00	-8.00	NA	NA	0.75	NA	NA	NA	NA
SVBI	Severn Bancorp Inc.	MD	NASDAQ	9.550	22.550	8.070	6.11	-1.55	1.10	NA	0.24	8.68	NA	NA	8.68
WSB	WSB Holdings Inc.	MD	NASDAQ	5.990	9.250	0.020	0.67	0.00	NA	59.69	0.20	NA	71.22	10.04	NA
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	12.625	27.530	10.800	10.75	-25.87	0.63	229.14	0.36	20.04	57.55	5.51	19.89
FFNM	First Fed of N Michigan Bncp	MI	NASDAQ	7.290	9.300	5.210	-1.49	-3.95	-0.03	91.02	0.20	NM	62.16	8.01	NM
FBC	Flagstar Bancorp Inc.	MI	NYSE	8.020	14.740	5.060	39.24	15.40	-0.64	262.03	0.35	NM	69.74	3.06	NM
STBI	Sturgis Bancorp	MI	OTCBB	14.700	15.900	12.750	-1.01	-5.16	1.43	153.05	0.53	10.28	120.49	9.61	10.28
HMNF	HMN Financial Inc.	MN	NASDAQ	25.100	35.550	21.180	11.56	-0.95	3.02	267.52	1.00	8.69	106.81	9.38	8.69
REDW	Redwood Financial Inc.	MN	Pink	15.000	18.600	14.250	-6.25	-7.12	0.48	288.48	0.00	31.91	81.71	5.20	31.91
WEFP	Wells Financial Corp.	MN	OTCBB	23.000	32.000	23.000	-8.69	-9.80	1.91	325.88	1.04	12.11	88.27	7.06	12.11

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 15, 2008

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CCFC	CCSB Financial Corp.	MO	OTCBB	14.200	14.400	13.960	0.21	-0.70	-0.05	115.94	0.00	NM	89.63	12.25	NM
FBSI	First Bancshares Inc.	MO	NASDAQ	14.000	17.510	13.010	-12.50	-9.39	0.33	156.98	0.00	42.42	79.68	8.92	54.24
LXMO	Lexington B&L Financial Corp.	MO	Pink	25.050	28.000	24.000	0.20	-2.64	1.53	215.45	0.50	16.48	101.12	11.63	16.48
LBCP	Liberty Bancorp Inc.	MO	NASDAQ	10.470	11.520	9.930	3.46	-0.29	0.42	76.36	0.10	24.93	97.44	13.71	24.93
NASB	NASB Financial Inc.	MO	NASDAQ	24.000	37.920	21.890	3.67	-24.67	1.57	194.31	0.90	15.48	126.12	12.35	15.48
PULB	Pulaski Financial Corp.	MO	NASDAQ	11.150	16.970	9.400	10.62	-3.71	0.95	124.93	0.36	12.25	133.37	8.91	12.42
CSBC	Citizens South Banking Corp.	NC	NASDAQ	10.390	13.400	9.210	8.00	-12.62	0.74	102.43	0.32	14.23	94.03	10.14	NA
CDLX	Coddle Creek Financial Corp.	NC	Pink	21.000	29.150	21.000	-11.39	-20.00	0.95	254.59	1.35	22.11	65.44	8.25	NA
KSBI	KS Bancorp Inc.	NC	OTCBB	26.000	35.000	20.000	4.00	-5.11	1.50	243.05	0.52	17.33	182.22	10.70	14.87
MTUC	Mutual Community Savings Bank	NC	OTCBB	5.050	13.000	5.050	0.00	-16.53	-4.68	229.52	0.00	NM	37.41	2.20	NM
SSFC	South Street Financial Corp.	NC	OTCBB	6.400	9.500	6.360	-1.54	-8.57	0.33	106.06	0.40	19.39	74.77	6.15	19.39
TONE	TierOne Corp.	NE	NASDAQ	17.400	33.020	16.110	-11.63	-16.98	1.02	196.22	0.30	17.94	86.52	8.87	18.47
GUAA	Guaranty Bancorp Inc.	NH	Pink	34.000	NA	NA	0.00	0.00	2.04	324.54	NA	16.67	126.50	10.48	NA
MNKB	Monadnock Bancorp, Inc.	NH	OTCBB	6.120	7.300	5.900	-1.29	0.33	0.07	85.60	0.00	NM	79.69	NA	213.43
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	12.360	16.330	10.430	5.64	2.49	0.93	145.85	0.52	13.43	97.32	8.48	NA
ABNJ	American Bancorp of New Jersey	NJ	NASDAQ	10.490	11.980	10.000	2.44	-0.85	0.03	49.41	0.16	NM	125.09	21.23	NM
CBNJ	Cape Bancorp Inc.	NJ	NASDAQ	10.050	10.150	9.500	NA	NA	NA	NA	NA	NA	NA	NA	NA
GCFC	Gateway Community Finl (MHC)	NJ	NASDAQ	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
HCBK	Hudson City Bancorp Inc.	NJ	NASDAQ	15.650	16.640	11.450	7.56	5.25	0.59	85.67	0.33	26.98	163.87	17.01	26.98
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	16.010	22.400	14.050	8.40	-2.14	0.09	156.12	0.80	NM	158.99	10.25	177.89
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	17.100	25.000	13.020	14.00	-15.72	0.87	132.13	0.92	19.66	145.04	12.94	19.66
PFS	Provident Financial Services	NJ	NYSE	12.760	18.500	11.620	0.87	-15.66	0.63	106.62	0.42	20.25	78.04	11.97	NA
RBLG	Roebling Financial Corp.	NJ	OTCBB	10.460	14.000	9.250	-9.04	-2.70	0.21	88.22	0.10	49.81	106.41	11.85	49.81
AF	Astoria Financial Corp.	NY	NYSE	25.710	29.990	19.750	16.81	5.80	1.38	226.88	1.04	18.90	191.01	10.65	17.26
BFED	Beacon Federal Bancorp Inc.	NY	NASDAQ	10.840	12.260	9.570	8.40	3.44	NA	118.69	0.00	NA	70.79	9.13	NA
CARV	Carver Bancorp Inc.	NY	NASDAQ	14.510	17.100	12.640	-1.29	0.07	1.91	322.61	0.38	7.80	66.68	4.50	8.00
CMSB	CMS Bancorp Inc.	NY	NASDAQ	9.750	12.000	9.260	-6.25	-7.05	NA	86.48	0.00	NA	82.47	11.27	NA
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	15.570	15.990	10.700	23.08	18.40	0.67	103.25	0.56	23.24	196.34	15.08	23.61
ESBK	Elmira Savings Bank	NY	NASDAQ	19.250	27.510	18.500	-1.28	-8.25	1.16	268.77	0.80	16.74	110.13	7.16	12.57
FNFG	First Niagara Finl Group	NY	NASDAQ	12.240	15.130	9.980	16.13	-4.45	0.82	77.28	0.54	15.11	91.28	15.26	NA
FFIC	Flushing Financial Corp.	NY	NASDAQ	16.240	18.680	12.510	17.60	0.50	1.03	157.33	0.48	15.92	148.18	10.32	13.82
GLK	Great Lakes Bancorp Inc.	NY	NYSE	12.120	14.970	11.350	-0.57	-7.34	NA	NA	0.00	NA	NA	NA	NA
NYB	New York Community Bancorp	NY	NYSE	17.450	19.870	14.440	11.93	-4.28	0.90	94.44	1.00	19.39	134.75	18.43	19.69
PFDB	Patriot Federal Bk	NY	OTCBB	13.200	15.000	12.010	0.00	-12.00	-0.85	39.41	0.00	NM	192.01	33.50	NM

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 15, 2008

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
PBNY	Provident New York Bancorp	NY	NASDAQ	12.970	14.650	11.080	9.27	1.01	0.52	69.76	0.21	24.94	129.44	18.58	24.94
ROME	Rome Bancorp Inc.	NY	NASDAQ	11.720	12.810	10.910	2.63	0.17	0.40	40.85	0.32	30.05	132.28	28.69	30.12
TRST	TrustCo Bank Corp NY	NY	NASDAQ	9.550	11.670	9.000	4.26	-7.46	0.53	44.84	0.64	18.02	303.44	21.30	18.08
AFNL	AmTrust Financial Corporation	OH	Pink	NA	NA	NA	0.63	-41.02	NA	NA	NA	NA	NA	NA	NA
ASBN	ASB Financial Corp.	OH	Pink	15.500	20.550	14.000	-3.12	-12.43	0.96	NA	0.52	16.15	NA	NA	16.15
CFBK	Central Federal Corp.	OH	NASDAQ	4.500	7.482	3.750	12.50	0.22	0.00	63.04	0.28	NM	72.93	7.14	NM
CENB	Century Commercial Bancorp	OH	NASDAQ	NA	NA	NA	NA	NA	NA	NA	0.00	NA	NA	NA	NA
CIBN	Community Investors Bancorp	OH	Pink	10.250	15.000	9.500	-6.82	-16.33	0.11	NA	0.41	NM	NA	NA	NA
FFDF	FFD Financial Corp.	OH	NASDAQ	15.500	17.990	13.610	5.08	6.90	1.42	162.94	0.59	11.07	91.16	9.51	11.07
FDEF	First Defiance Financial	OH.	NASDAQ	20.990	30.000	17.300	6.44	-2.24	1.96	227.99	1.01	10.82	89.28	9.21	10.87
FFHS	First Franklin Corp.	OH	NASDAQ	8.200	18.190	6.330	-18.00	-36.92	0.54	190.60	0.36	15.47	53.74	4.30	30.41
FNFI	First Niles Financial Inc.	OH	OTCBB	9.250	12.250	7.010	16.35	0.00	0.59	72.92	0.64	15.68	80.65	12.69	NA
FPFC	First Place Financial Corp.	OH	NASDAQ	13.400	23.030	9.850	7.11	-10.37	0.89	201.28	0.79	15.06	70.49	6.66	11.62
HCFL	Home City Financial Corp.	OH	OTCBB	11.350	16.490	10.150	1.79	-1.22	0.67	171.27	0.50	16.94	68.37	6.63	17.16
HLFN	Home Loan Financial Corp.	OH	OTCBB	13.100	15.500	12.800	2.34	-2.96	0.59	107.13	0.80	22.20	104.88	12.23	22.20
IDVB	Indian Village Bancorp Inc.	OH	OTCBB	12.400	21.250	10.500	-4.98	-16.50	-0.95	218.31	0.00	NM	65.50	5.43	NA
OCFL	OC Financial Inc	OH	OTCBB	8.250	11.030	6.800	-7.30	-23.26	-1.19	116.92	0.00	NM	75.26	7.06	NM
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	7.000	18.380	6.470	-50.14	-56.71	-0.88	186.45	0.60	NM	40.10	3.75	NM
PSFC	Peoples-Sidney Financial Corp.	OH	OTCBB	13.250	15.000	10.050	26.19	10.42	0.67	100.30	0.74	19.78	115.74	13.21	19.84
PFOH	Perpetual Federal Savings Bank	OH	OTCBB	16.850	28.000	16.300	-6.91	-25.11	1.13	NA	1.00	14.91	NA	NA	14.91
PVFC	PVF Capital Corp.	OH	NASDAQ	11.540	16.140	8.000	12.15	-16.44	0.37	112.63	0.30	31.19	124.63	10.25	31.19
UCFC	United Community Finl Corp.	OH	NASDAQ	5.970	11.800	4.280	15.47	-1.65	0.26	92.01	0.38	23.88	65.75	6.49	23.88
WAYN	Wayne Savings Bancshares	OH	NASDAQ	10.140	14.630	10.090	-5.67	-8.98	0.66	128.31	0.48	15.36	91.43	7.90	15.43
OSBK	Osage Bancshares Inc.	OK	NASDAQ	9.500	10.050	7.470	8.08	6.15	0.36	37.95	0.30	26.39	97.04	25.03	26.39
ABBC	Abington Bancorp Inc	PA	NASDAQ	10.090	12.744	8.500	10.88	11.74	0.31	44.16	0.17	33.63	98.71	22.85	33.63
ESBF	ESB Financial Corp.	PA	NASDAQ	10.150	11.460	9.550	3.57	-1.93	0.62	151.52	0.40	16.64	94.77	NA	16.51
ESSA	ESSA Bancorp Inc.	PA	NASDAQ	12.130	12.210	9.560	9.97	5.02	NA	54.80	0.00	NA	99.46	22.13	NA
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	16.440	19.500	12.690	17.43	6.68	1.22	240.75	0.56	13.48	105.43	6.83	13.18
FKFS	First Keystone Financial	PA	NASDAQ	12.000	20.590	8.500	30.01	-4.00	0.26	212.51	0.00	46.15	82.02	5.65	57.72
FSSB	First Star Bancorp Inc.	PA	Pink	15.500	18.000	15.500	-10.40	-13.89	2.88	472.70	0.10	6.49	47.42	3.28	NA
HARL	Harleysville Savings Financial	PA	NASDAQ	13.350	17.590	10.550	-0.45	0.75	0.87	212.45	0.68	15.52	105.37	6.29	16.01
NPBP	North Penn Bancorp Inc.	PA	OTCBB	8.500	14.194	8.000	-1.16	0.00	0.20	NA	0.11	42.50	NA	NA	NA
PVSA	Parkvale Financial Corp.	PA	NASDAQ	27.000	31.050	24.660	4.45	-6.57	2.45	334.92	0.86	11.16	115.09	8.06	11.33
QNTO	Quaint Oak Bancorp Inc.	PA	OTCBB	9.100	10.050	8.100	1.11	-5.21	NA	NA	0.00	NA	NA	NA	NA

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 15, 2008

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
SEFL	SE Financial Corp.	PA	Pink	9.000	12.850	8.150	-4.26	-11.33	-0.05	87.96	0.12	NM	71.09	8.59	NA
SOV	Sovereign Bancorp Inc.	PA	NYSE	12.600	26.700	8.710	22.93	2.86	-2.85	176.04	0.32	NM	89.24	7.17	NM
THRD	TF Financial Corp.	PA	NASDAQ	23.850	31.000	18.960	22.94	-9.14	1.78	248.06	0.80	13.40	93.60	9.07	13.40
WFBC	Willow Financial Bncp Inc.	PA	NASDAQ	8.080	13.480	7.500	2.54	-22.97	0.51	NA	0.46	16.16	NA	NA	NA
WVFC	WVS Financial Corp.	PA	NASDAQ	16.000	17.200	15.770	-0.37	-0.93	1.73	194.92	0.64	9.25	114.04	8.21	9.25
NFSB	Newport Bancorp Inc.	RI	NASDAQ	12.170	14.000	10.010	3.57	1.00	0.17	77.45	0.00	NM	96.30	15.71	71.59
FCPB	First Capital Bancshares Inc.	SC	Pink	11.000	13.000	10.100	0.00	1.38	1.10	101.18	0.00	10.00	108.36	10.87	NA
FFCH	First Financial Holdings Inc.	SC	NASDAQ	23.390	37.170	20.540	6.08	-16.58	1.87	241.73	1.01	12.64	145.55	9.67	12.68
PEDE	Great Pee Dee Bancorp Inc.	SC,	NASDAQ	20.520	24.990	15.050	1.33	3.36	0.65	122.13	0.64	32.06	133.86	16.80	26.97
SFDL	Security Federal Corp.	SC	OTCBB	23.000	25.250	22.750	0.00	-4.17	1.67	323.35	0.27	13.77	129.07	7.11	13.77
HFFC	HF Financial Corp.	SD	NASDAQ	16.210	18.490	1.590	7.00	3.25	1.20	257.33	0.42	13.97	99.75	6.30	13.97
FABK	First Advantage Bancorp	TN	NASDAQ	11.750	11.900	10.020	11.37	NA	NA	NA	0.00	NA	NA	NA	NA
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	11.530	12.970	9.020	15.30	15.18	0.21	54.57	0.24	54.90	99.57	21.13	54.90
SCYT	Security Bancorp Inc.	TN	OTCBB	37.000	37.750	35.250	0.00	0.00	3.81	NA	1.00	9.71	NA	NA	NA
SFBK	SFB Bancorp Inc.	TN	Pink	21.500	25.500	21.500	0.00	-6.93	NA	133.04	0.20	NA	78.50	16.16	NA
SFKT	State of Franklin Bcshs Inc.	TN	Pink	24.600	NA	NA	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
UNTN	United Tennessee Bankshares	TN	OTCBB	18.950	23.000	18.950	0.00	-9.76	0.81	NA	0.45	23.40	NA	NA	23.23
BAFI	BancAffiliated Inc.	TX	Pink	26.500	NA	NA	0.00	0.00	5.14	388.28	0.00	5.28	73.55	6.83	NA
ETFS	East Texas Financial Services	TX	OTCBB	14.750	18.000	14.200	0.34	-4.84	0.24	162.87	0.20	61.46	86.82	9.05	61.46
FBTX	Franklin Bank Corp.	TX	NASDAQ	4.190	19.760	3.430	1.45	-42.52	-1.86	225.57	0.00	NM	31.89	1.85	NA
GFG	Guaranty Financial Group Inc.	TX	NYSE	15.570	16.780	10.600	30.84	NA	2.20	474.73	0.00	7.08	48.41	3.28	NA
CFFC	Community Financial Corp.	VA	NASDAQ	9.000	12.750	7.250	12.50	-9.09	0.87	113.97	0.26	10.59	101.69	7.90	10.66
GAFC	Greater Atlantic Financial	VA	Pink	4.950	5.500	2.250	28.57	-3.88	0.33	77.90	0.00	NM	173.30	6.35	NM
FFNW	First Financial Northwest Inc	WA	NASDAQ	9.740	11.950	8.780	4.73	-9.31	NA	NA	NA	NA	NA	NA	NA
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	14.700	22.590	12.060	11.28	-9.65	0.64	135.91	0.26	22.97	102.87	10.16	22.35
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	12.580	17.750	10.000	16.59	-5.48	0.92	77.35	0.43	13.67	148.70	16.27	13.68
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	12.610	19.150	10.550	1.78	-13.98	1.18	93.47	0.38	11.06	116.33	13.49	11.12
WFSL	Washington Federal Inc.	WA	NASDAQ	23.590	27.440	18.260	21.04	2.39	1.54	120.91	0.84	15.32	153.78	19.51	15.32
WM	Washington Mutual Inc.	WA	NYSE	17.010	45.560	10.730	25.17	-16.74	-0.11	377.33	2.21	NM	69.29	4.52	56.15
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	20.340	29.300	19.450	-4.28	-18.57	1.60	221.47	0.70	12.87	127.28	9.19	12.88
BKMU	Bank Mutual Corp.	WI	NASDAQ	11.450	12.320	9.680	7.31	9.05	0.32	69.99	0.33	36.94	132.68	16.36	35.29
CZWI	Citizens Community Bncp	WI	NASDAQ	8.900	9.756	7.900	3.61	-1.11	0.20	60.08	0.20	44.50	80.05	14.81	44.50
SVBC	Sistersville Bancorp Inc.	WV	Pink	25.750	28.750	15.250	-2.83	-8.36	NA	NA	0.54	NA	NA	NA	NA
CRZY	Crazy Woman Creek Bancorp	WY	Pink	21.000	22.500	18.750	10.53	5.00	1.23	184.79	0.60	17.21	122.07	11.36	21.29

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 15, 2008

	State	Exchange	PER SHARE								PRICING RATIOS			
			Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL THRIFTS														
AVERAGE			14.951	20.528	12.692	4.30	-6.45	0.63	179.54	0.43	21.03	96.06	10.45	30.42
MEDIAN			12.825	17.445	10.715	2.34	-4.84	0.65	156.76	0.38	16.70	91.28	8.99	19.66
HIGH			46.550	74.850	41.120	64.81	34.20	6.07	530	2.21	61.46	303.44	36.86	225.00
LOW			0.020	1.010	0.002	-50.14	-56.71	-8.28	32.56	0.00	5.28	0.46	0.03	5.64
AVERAGE FOR STATE														
ME			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
AVERAGE BY REGION														
MIDWEST			15.171	20.309	13.272	0.51	-6.88	0.66	183.28	0.48	21.57	90.23	9.26	30.28
NEW ENGLAND			16.489	19.172	13.391	6.02	-0.81	0.74	137.14	0.40	28.73	103.80	16.18	57.06
MID ATLANTIC			14.391	18.608	12.244	6.09	-3.59	0.64	158.26	0.39	20.38	119.17	12.84	27.51
SOUTHEAST			12.694	17.877	10.613	5.84	-10.38	0.28	152.99	0.32	19.29	82.96	7.92	21.48
SOUTHWEST			19.169	24.659	16.323	4.19	-7.02	1.65	276.65	0.33	19.55	85.27	9.15	28.03
WEST			14.741	27.556	12.021	10.20	-9.55	0.38	229.24	0.57	15.61	89.75	8.98	18.54
AVERAGE BY EXCHANGE														
NYSE			14.118	29.980	10.621	18.85	-8.25	-0.42	269.26	0.58	20.54	75.86	6.73	25.45
AMEX			19.980	30.095	18.250	4.33	-20.77	0.77	203.06	0.69	12.63	86.92	7.18	12.81
NASDAQ			14.518	19.888	12.268	5.12	-5.46	0.77	159.32	0.43	21.72	102.32	11.78	27.88
OTC			14.079	18.337	12.940	0.66	-6.79	0.42	169.14	0.39	21.80	91.74	9.75	41.03
Pink Sheets			18.455	20.566	15.298	-1.30	-7.74	1.18	230.19	0.36	16.42	88.09	8.13	26.24

EXHIBIT 33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 15, 2008

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	185,220	18,278	18,278	0.63	0.63	6.41	6.41	07/01/99	OTCBB	642,609	13.01
SIYF	Security Federal Bancorp Inc.	AL	67,668	11,460	11,460	0.87	NA	5.41	NA	04/03/95	Pink	695,981	6.97
SRNN	Southern Banc Co.	AL	104,902	15,472	15,472	-0.24	-0.24	-1.65	-1.70	10/05/95	OTCBB	806,086	8.46
SCBS	Southern Community Bancshares	AL	58,821	8,123	8,123	0.46	0.46	3.41	3.41	12/23/96	Pink	639,077	4.47
SZBI	SouthFirst Bancshares Inc.	AL	137,037	10,196	9,873	-0.20	-0.42	-2.39	-5.18	02/14/95	OTCBB	701,526	6.66
SUPR	Superior Bancorp	AL	2,885,822	349,654	161,665	0.29	0.30	2.47	2.54	12/10/98	NASDAQ	40,108,317	212.57
FFBH	First Federal Bancshares of AR	AR	791,978	73,663	73,663	0.32	0.32	3.53	3.53	05/03/96	NASDAQ	4,843,000	71.43
BOFI	Bofl Holding, Inc.	CA	1,040,184	76,904	76,904	0.34	0.31	4.29	3.91	03/14/05	NASDAQ	8,287,590	58.01
BYFC	Broadway Financial Corp.	CA	356,807	22,049	22,049	0.46	0.46	6.92	6.93	01/09/96	NASDAQ	1,761,778	14.66
CFC	Countrywide Financial Corp.	CA	211,730,061	14,655,871	14,270,595	-0.34	NA	-4.77	NA	09/11/69	NYSE	578,434,243	4008.55
DSL	Downey Financial Corp.	CA	13,409,057	1,334,417	1,331,267	-0.38	-0.38	-3.92	-3.93	01/01/71	NYSE	27,853,783	810.82
FPTB	First PacTrust Bancorp Inc.	CA	770,476	83,577	83,577	0.42	0.42	4.05	4.05	08/23/02	NASDAQ	4,403,698	76.98
FED	FirstFed Financial Corp.	CA	7,223,035	654,425	653,961	1.17	1.17	13.37	13.37	12/16/83	NYSE	13,640,997	461.75
HWFG	Harrington West Finl Grp Inc	CA	1,223,402	55,042	48,844	0.36	0.54	6.29	9.38	11/05/02	NASDAQ	5,554,003	58.15
IMB	IndyMac Bancorp, Inc.	CA	32,734,468	1,343,824	NA	-1.71	-1.62	-31.10	-29.43	11/10/86	NYSE	80,905,000	598.70
MLGF	Malaga Financial Corporation	CA	704,000	NA	NA	0.87	0.87	NA	NA	NA	OTCBB	NA	61.49
PFB	PFF Bancorp Inc.	CA	4,373,875	326,281	325,014	-0.20	-0.19	-2.42	-2.32	03/29/96	NYSE	22,624,961	208.60
PROV	Provident Financial Holdings	CA	1,640,491	126,303	126,303	0.39	0.39	4.98	4.97	06/28/96	NASDAQ	6,196,434	105.53
RMGC	RMG Capital Corporation	CA	NA	NA	NA	NA	NA	NA	NA	NA	OTCBB	2,805,933	44.89
SNLS	San Luis Trust Bank FSB	CA	303,007	29,352	29,352	1.51	1.51	14.15	14.15	NA	OTCBB	4,359,344	34.87
HCBC	High Country Bancorp Inc.	CO	203,742	19,281	19,281	0.72	NA	7.64	NA	12/10/97	Pink	864,906	16.65
UWBK	United Western Bancorp, Inc.	CO	2,096,110	113,421	113,421	0.48	NA	8.91	NA	10/18/96	NASDAQ	7,264,224	138.02
NAL	NewAlliance Bancshares Inc.	CT	8,210,984	1,407,107	822,600	0.30	0.54	1.69	3.09	04/02/04	NYSE	108,851,592	1300.78
PBCT	People's United Financial Inc.	CT	13,554,800	4,445,400	4,341,400	1.18	1.14	4.23	4.09	04/16/07	NASDAQ	298,520,821	5939.09
IFSB	Independence Federal Svgs Bank	DC	159,260	11,188	11,188	-1.39	-1.39	-18.40	-18.40	06/06/85	NASDAQ	1,552,448	11.64
WSFS	WSFS Financial Corp.	DE	3,201,496	210,919	209,509	0.97	0.96	14.14	13.94	11/26/86	NASDAQ	6,167,000	287.07
BBX	BankAtlantic Bancorp Inc.	FL	6,378,817	459,321	383,435	-0.35	-0.55	-4.37	-6.98	11/29/83	NYSE	56,072,299	249.84
BKUNA	BankUnited Financial Corp.	FL	14,425,258	776,439	748,086	0.20	0.23	3.52	4.04	12/11/85	NASDAQ	35,660,820	191.39
BFF	BFC Financial Corp.	FL	7,445,885	186,489	110,253	-0.39	NA	-16.57	NA	NA	NYSE	47,499,033	61.75
FDT	Federal Trust Corp.	FL	690,264	39,686	39,686	-1.98	NA	-28.05	NA	12/12/97	AMEX	9,404,000	20.78
FCFL	First Community Bank Corp.	FL	436,000	NA	NA	0.69	0.69	NA	NA	05/16/03	NASDAQ	NA	42.25
EBDC	ebank Financial Services Inc.	GA	141,942	8,380	8,380	-0.98	-1.21	-14.13	-17.46	07/06/98	OTCBB	NA	3.47

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 15, 2008

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NTBKQ	NetBank Inc.	GA	3,687,453	229,007	185,283	-4.66	-2.62	-59.48	-33.41	07/29/97	Pink	52,982,000	1.04
FFSX	First Federal Bankshares Inc.	IA	625,982	66,440	47,966	0.38	0.33	3.49	2.97	04/14/99	NASDAQ	3,302,971	42.59
HZFS	Horizon Financial Svcs Corp.	IA	112,586	6,272	6,272	-3.97	-3.98	-63.18	-63.34	06/30/94	OTCBB	779,431	1.87
CASH	Meta Financial Group Inc.	IA	686,080	48,098	46,590	0.17	-0.17	2.69	-2.70	09/20/93	NASDAQ	2,589,717	69.92
FFFD	North Central Bancshares Inc.	IA	510,193	40,977	36,030	0.77	NA	9.57	NA	03/21/96	NASDAQ	1,340,948	44.25
HOME	Home Federal Bancorp	ID	782,569	203,845	203,845	0.67	0.67	4.04	4.04	12/20/07	NASDAQ	17,326,565	199.08
AFBA	Allied First Bancorp Inc.	IL	162,575	10,680	10,166	0.03	0.03	0.38	0.38	12/31/01	OTCBB	511,318	6.21
BFIN	BankFinancial Corp	IL	1,504,622	303,621	272,822	0.48	0.46	2.34	2.27	06/24/05	NASDAQ	22,569,377	344.79
ESDF	East Side Financial Inc.	IL	139,208	12,350	12,350	0.32	0.33	3.59	3.74	11/01/91	Pink	275,709	10.75
FBTC	First BancTrust Corp.	IL	302,858	26,443	25,211	0.40	0.38	4.61	4.40	04/19/01	NASDAQ	2,227,900	20.14
FCLF	First Clover Leaf Fin Corp.	IL	378,382	89,229	78,183	0.68	0.67	2.78	2.73	07/11/06	NASDAQ	8,654,996	87.62
GTPS	Great American Bancorp	IL	144,250	16,260	15,775	0.82	0.82	7.45	7.45	06/30/95	OTCBB	614,741	19.67
MCPH	Midland Capital Holdings Corp.	IL	121,065	13,888	13,888	0.52	0.46	4.69	4.37	06/30/93	OTCBB	372,600	9.69
PFED	Park Bancorp Inc.	IL	219,469	30,548	30,548	0.12	0.10	0.88	0.72	08/12/96	NASDAQ	1,213,979	26.71
RYFL	Royal Financial Inc.	IL	124,746	31,255	31,255	-1.24	-1.21	-5.05	-4.92	01/21/05	OTCBB	2,559,632	33.86
WFBS	Washington Fed Bank for Svgs	IL	75,324	7,283	7,283	1.06	1.06	11.43	11.43	03/01/95	Pink	NA	2.61
WTWN	West Town Bancorp Inc.	IL	57,702	3,503	3,503	0.21	0.21	3.46	3.46	03/01/95	Pink	215,007	2.89
AMFC	AMB Financial Corp.	IN	174,754	13,453	13,453	0.03	0.03	0.34	0.34	04/01/96	OTCBB	984,116	11.07
ASBI	Ameriana Bancorp	IN	427,134	33,989	33,146	0.36	NA	4.63	NA	03/19/90	NASDAQ	2,988,952	28.16
BRBI	Blue River Bancshares Inc.	IN	241,113	18,469	15,120	0.52	0.11	6.74	1.48	06/23/98	Pink	3,446,000	17.23
CITZ	CFS Bancorp Inc.	IN	1,150,278	130,414	129,180	0.62	0.59	5.78	5.52	07/24/98	NASDAQ	10,705,510	152.55
DSFN	DSA Financial Corp.	IN	110,610	16,512	16,512	0.44	0.44	3.18	3.18	07/30/04	OTCBB	NA	17.66
FFWC	FFW Corp.	IN	307,627	25,653	24,416	0.87	0.86	10.31	10.23	04/05/93	OTCBB	1,170,768	28.33
FDLB	Fidelity Federal Bancorp	IN	221,678	15,522	15,522	0.40	0.40	5.88	5.88	08/31/87	Pink	840,831	21.02
FBEI	First Bancorp of Indiana Inc.	IN	368,296	34,407	27,354	0.15	0.19	1.62	2.00	04/07/99	NASDAQ	1,826,315	22.65
FCAP	First Capital Inc.	IN	453,179	45,736	40,033	0.76	0.76	7.64	7.64	01/04/99	NASDAQ	NA	44.92
HWEN	Home Financial Bancorp	IN	71,415	7,550	7,550	0.22	NA	2.22	NA	07/02/96	OTCBB	1,364,726	4.78
LOGN	Logansport Financial Corp.	IN	156,817	18,012	18,012	0.49	0.55	4.40	4.96	06/14/95	OTCBB	870,701	12.15
LSBI	LSB Financial Corp.	IN	342,010	33,932	33,932	0.45	0.44	4.53	4.52	02/03/95	NASDAQ	1,557,968	30.01
MFBC	MFB Corp.	IN	513,792	41,479	37,686	0.48	0.51	5.92	6.30	03/25/94	NASDAQ	1,333,671	47.79
MFSF	MutualFirst Financial Inc.	IN	962,517	87,014	NA	0.44	0.44	4.84	4.84	12/30/99	NASDAQ	4,226,638	55.92
NIDB	Northeast Indiana Bancorp	IN	245,793	23,027	NA	0.16	0.14	1.60	1.42	06/28/95	OTCBB	1,313,917	16.61

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 15, 2008

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NWIN	NorthWest Indiana Bancorp	IN	628,900	52,800	52,800	0.91	NA	10.92	NA	NA	OTCBB	2,810,000	84.02
PFDC	Peoples Bancorp	IN	471,249	62,685	60,332	0.58	0.58	4.44	4.44	07/07/87	NASDAQ	3,104,990	45.82
RIVR	River Valley Bancorp	IN	350,100	25,700	25,669	0.65	0.65	8.98	9.03	12/20/96	NASDAQ	1,636,000	27.89
TDCB	Third Century Bancorp	IN	129,438	18,649	18,649	0.20	0.20	1.48	1.48	06/30/04	OTCBB	1,568,000	13.00
FFSL	First Independence Corp.	KS	195,214	17,112	17,112	0.78	0.78	8.95	8.95	10/08/93	OTCBB	863,723	15.48
CKFB	CKF Bancorp Inc.	KY	149,975	15,946	14,846	0.65	0.65	6.19	6.19	01/04/95	OTCBB	1,316,141	15.79
CFBC	Community First Bancorp Inc.	KY	79,893	3,437	3,437	-0.73	-0.73	-18.48	-18.48	06/27/03	OTCBB	NA	3.36
HFBC	HopFed Bancorp Inc.	KY	808,352	55,804	48,150	0.53	0.53	7.74	7.73	02/09/98	NASDAQ	3,591,000	49.91
FPBF	FPB Financial Corp.	LA	166,722	12,079	12,079	0.80	0.77	10.11	9.72	07/01/99	Pink	352,000	13.55
GLBP	Globe Bancorp Inc.	LA	29,259	5,662	5,662	0.40	NA	2.16	NA	07/10/01	OTCBB	NA	4.32
GSLA	GS Financial Corp.	LA	185,671	28,232	28,232	0.44	0.44	2.77	2.77	04/01/97	NASDAQ	1,266,268	20.83
LABC	Louisiana Bancorp Inc.	LA	270,999	89,870	89,870	1.08	1.09	4.47	4.49	07/10/07	NASDAQ	NA	72.98
TSH	Teche Holding Company	LA	735,430	68,690	64,894	0.95	0.93	10.20	10.06	04/19/95	AMEX	2,210,347	83.51
BFBC	Benjamin Franklin Bancorp Inc	MA	903,278	107,444	71,207	0.40	0.35	3.36	2.94	04/05/05	NASDAQ	7,857,827	111.42
BHLB	Berkshire Hills Bancorp Inc.	MA	2,513,432	326,837	144,385	0.60	NA	4.75	NA	NA	NASDAQ	10,493,000	242.28
BRKL	Brookline Bancorp Inc.	MA	2,418,510	518,708	469,829	0.75	0.75	3.23	3.23	07/09/02	NASDAQ	57,997,999	585.78
CEBK	Central Bancorp Inc.	MA	554,671	39,177	36,945	0.25	0.15	3.61	2.14	10/24/86	NASDAQ	1,639,951	35.67
CBNK	Chicopee Bancorp Inc.	MA	463,456	104,299	104,299	0.35	0.23	1.48	0.98	07/20/06	NASDAQ	7,284,368	92.51
DNBK	Danvers Bancorp Inc.	MA	1,448,303	73,496	NA	0.34	0.33	6.50	6.22	01/10/08	NASDAQ	NA	183.24
HBNK	Hampden Bancorp Inc.	MA	528,649	103,805	103,805	-0.23	-0.25	-1.33	-1.45	01/17/07	NASDAQ	7,949,879	84.19
HIFS	Hingham Instit. for Savings	MA	744,602	54,771	54,771	0.63	0.63	8.40	8.40	12/20/88	NASDAQ	2,118,550	66.95
LEGC	Legacy Bancorp	MA	924,541	133,092	123,405	0.15	0.11	0.88	0.64	10/26/05	NASDAQ	9,240,960	131.04
LSBX	LSB Corp.	MA	621,651	60,298	60,298	0.64	0.56	6.35	5.50	05/02/86	NASDAQ	4,516,561	73.80
MASB	MASSBANK Corp.	MA	801,799	108,961	107,871	0.95	0.92	7.21	7.04	05/28/86	NASDAQ	4,241,779	161.40
MFLR	Mayflower Bancorp Inc.	MA	241,788	19,605	19,561	0.40	0.39	4.94	4.88	NA	NASDAQ	2,096,506	23.60
UBNK	United Financial Bancorp	MA	1,079,281	226,120	225,876	0.42	0.44	2.99	3.11	12/04/07	NASDAQ	17,763,747	204.28
WFD	Westfield Financial Inc.	MA	1,039,784	286,532	286,532	0.86	NA	2.99	NA	01/04/07	NASDAQ	31,933,549	326.68
ABKH	American Bank Holdings Inc.	MD	NA	NA	NA	NA	NA	NA	NA	NA	OTCBB	1,501	28.52
PCGO	Prince George's FSB	MD	96,669	12,746	12,746	0.94	1.02	7.54	8.12	NA	Pink	NA	20.74
SVBI	Severn Bancorp Inc.	MD	NA	NA	NA	NA	NA	NA	NA	NA	NASDAQ	NA	96.14
WSB	WSB Holdings Inc.	MD	453,436	63,911	63,911	NA	NA	NA	NA	08/03/88	NASDAQ	7,597,135	45.47
CTZN	Citizens First Bancorp Inc.	MI	1,823,999	174,621	162,409	0.29	0.29	2.87	2.89	03/07/01	NASDAQ	7,960,091	103.83

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 15, 2008

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFNM	First Fed of N Michigan Bncp	MI	262,524	33,828	30,212	-0.04	-0.04	-0.31	-0.30	04/01/05	NASDAQ	2,884,249	21.03
FBC	Flagstar Bancorp Inc.	MI	15,792,736	692,978	692,978	-0.24	-0.18	-5.14	-3.72	04/30/97	NYSE	60,271,000	483.37
STBI	Sturgis Bancorp	MI	347,202	27,681	22,472	1.00	1.00	11.93	11.93	11/10/88	OTCBB	2,268,607	33.35
HMNF	HMN Financial Inc.	MN	1,117,054	98,128	94,327	1.03	1.03	11.53	11.53	06/30/94	NASDAQ	4,175,617	104.81
REDW	Redwood Financial Inc.	MN	134,270	8,544	5,438	0.19	0.19	1.78	1.78	07/10/95	Pink	465,444	6.72
WEFP	Wells Financial Corp.	MN	258,298	20,652	20,652	0.65	0.65	7.33	7.33	04/11/95	OTCBB	792,615	18.23
CCFC	CCSB Financial Corp.	MO	95,864	13,100	13,100	-0.05	-0.05	-0.36	-0.40	01/09/03	OTCBB	826,869	11.74
FBSI	First Bancshares Inc.	MO	243,446	27,252	26,991	0.21	0.16	1.91	1.48	12/22/93	NASDAQ	1,550,815	21.71
LXMO	Lexington B&L Financial Corp.	MO	135,204	15,546	14,757	0.71	0.71	6.31	6.31	06/06/96	Pink	627,528	15.27
LBCP	Liberty Bancorp Inc.	MO	339,112	47,717	47,717	0.60	0.60	3.89	3.89	07/24/06	NASDAQ	4,440,957	42.87
NASB	NASB Financial Inc.	MO	1,528,729	149,726	146,880	0.82	0.82	8.35	8.35	09/27/85	NASDAQ	7,867,614	188.82
PULB	Pulaski Financial Corp.	MO	1,250,907	83,572	79,169	0.84	0.83	11.17	11.03	12/03/98	NASDAQ	10,012,958	111.92
CSBC	Citizens South Banking Corp.	NC	779,140	84,033	52,996	0.75	NA	6.68	NA	10/01/02	NASDAQ	7,606,532	79.03
CDLX	Coddle Creek Financial Corp.	NC	155,564	19,608	19,608	0.36	NA	2.99	NA	12/31/97	Pink	611,045	12.83
KSBI	KS Bancorp Inc.	NC	318,269	18,685	18,685	0.65	0.75	8.31	9.69	12/30/93	OTCBB	1,309,501	34.05
MTUC	Mutual Community Savings Bank	NC	83,479	4,913	4,913	-1.98	-2.44	-28.81	-35.50	06/29/93	OTCBB	363,719	1.84
SSFC	South Street Financial Corp.	NC	292,862	24,201	24,201	0.35	0.35	4.33	4.33	10/03/96	OTCBB	2,761,200	17.67
TONE	TierOne Corp.	NE	3,542,677	363,077	313,842	0.49	0.48	4.66	4.52	10/02/02	NASDAQ	18,054,202	314.23
GUAA	Guaranty Bancorp Inc.	NH	315,259	26,109	26,109	0.66	0.58	7.87	6.87	NA	Pink	971,390	33.03
MNKB	Monadnock Bancorp, Inc.	NH	105,200	NA	NA	0.08	0.03	NA	NA	06/29/06	OTCBB	1,228,958	7.52
NHTB	New Hampshire Thrift Bncshrs	NH	834,230	72,667	NA	0.62	NA	7.82	NA	05/22/86	NASDAQ	5,719,772	70.70
ABNJ	American Bancorp of New Jersey	NJ	568,700	96,518	96,518	0.06	0.06	0.31	0.32	10/06/05	NASDAQ	11,509,716	119.15
CBNJ	Cape Bancorp Inc.	NJ	620,054	72,670	72,670	NA	NA	NA	NA	02/01/08	NASDAQ	NA	133.80
GCFC	Gateway Community Finl (MHC)	NJ	372,081	28,748	28,748	NA	NA	NA	NA	NA	NASDAQ	10,000	NA
HCBK	Hudson City Bancorp Inc.	NJ	44,423,971	4,611,307	4,448,974	0.74	0.74	6.23	6.23	06/07/05	NASDAQ	518,569,602	8115.61
OCFC	OceanFirst Financial Corp.	NJ	1,927,499	124,306	124,306	0.05	0.05	0.86	0.86	07/03/96	NASDAQ	12,346,465	197.67
PBCI	Pamrapo Bancorp Inc.	NJ	657,428	58,639	58,639	0.68	0.68	7.36	7.36	11/14/89	NASDAQ	4,975,542	85.08
PFS	Provident Financial Services	NJ	6,359,391	1,000,794	NA	0.62	NA	3.63	NA	01/15/03	NYSE	59,646,936	761.09
RBLG	Roebling Financial Corp.	NJ	151,609	16,890	16,890	0.24	0.24	2.10	2.10	10/01/04	OTCBB	1,718,473	17.98
AF	Astoria Financial Corp.	NY	21,719,368	1,211,344	1,026,193	0.58	0.63	10.39	11.38	11/18/93	NYSE	95,728,562	2481.18
BFED	Beacon Federal Bancorp Inc.	NY	877,886	113,254	113,254	0.36	NA	4.88	NA	10/02/07	NASDAQ	7,396,431	80.18
CARV	Carver Bancorp Inc.	NY	802,739	54,147	47,207	0.63	0.62	9.55	9.31	10/25/94	NASDAQ	2,488,258	36.02

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 15, 2008

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CMSB	CMS Bancorp Inc.	NY	175,289	23,965	23,965	-0.59	-0.59	-5.02	-5.02	04/04/07	NASDAQ	2,026,970	19.24
DCOM	Dime Community Bancshares Inc.	NY	3,501,175	268,852	213,214	0.69	0.68	8.11	7.99	06/26/96	NASDAQ	33,909,902	527.98
ESBK	Elmira Savings Bank	NY	390,020	25,364	25,203	0.44	0.59	6.86	9.12	03/01/85	NASDAQ	1,451,145	33.47
FNFG	First Niagara Finl Group	NY	8,096,228	1,353,179	603,108	1.05	NA	6.24	NA	01/21/03	NASDAQ	104,771,000	1282.40
FFIC	Flushing Financial Corp.	NY	3,354,519	233,654	214,717	0.66	0.76	9.15	10.54	11/21/95	NASDAQ	21,321,564	346.26
GLK	Great Lakes Bancorp Inc.	NY	903,747	131,493	131,249	NA	NA	NA	NA	NA	NYSE	10,826,198	131.21
NYB	New York Community Bancorp	NY	30,579,822	4,182,313	1,633,572	0.94	0.93	7.13	7.02	11/23/93	NYSE	323,812,639	5650.53
PFDB	Patriot Federal Bk	NY	34,049	5,940	5,696	-2.86	-2.86	-11.62	-11.62	12/31/05	OTCBB	864,028	11.41
PBNY	Provident New York Bancorp	NY	2,799,342	401,923	231,186	0.75	0.75	5.14	5.15	01/15/04	NASDAQ	40,125,457	520.82
ROME	Rome Bancorp Inc.	NY	318,151	69,009	69,009	1.00	0.99	4.14	4.13	03/30/05	NASDAQ	7,769,000	91.29
TRST	TrustCo Bank Corp NY	NY	3,377,551	237,068	236,515	1.20	1.19	16.93	16.87	NA	NASDAQ	75,325,868	719.36
AFNL	AmTrust Financial Corporation	OH	16,732,148	1,288,560	1,287,539	0.51	0.47	6.84	6.23	NA	Pink	NA	1206.23
ASBN	ASB Financial Corp.	OH	209,743	17,641	NA	0.73	0.73	8.82	8.82	05/11/95	Pink	NA	24.65
CFBK	Central Federal Corp.	OH	279,582	27,379	27,379	-0.01	0.15	-0.06	1.43	12/30/98	NASDAQ	4,434,787	19.96
CENB	Century Commercial Bancorp	OH	149,500	15,476	15,476	0.05	NA	0.53	NA	NA	NASDAQ	NA	NA
CIBN	Community Investors Bancorp	OH	147,822	10,873	10,873	0.07	NA	0.92	NA	02/07/95	Pink	NA	9.05
FFDF	FFD Financial Corp.	OH	176,241	18,392	18,392	0.90	0.90	8.61	8.61	04/03/96	NASDAQ	1,081,646	16.59
FDEF	First Defiance Financial	OH	1,609,404	165,954	125,583	0.90	0.90	8.48	8.44	10/02/95	NASDAQ	7,059,000	148.19
FFHS	First Franklin Corp.	OH	320,330	25,651	25,651	0.28	0.14	3.51	1.82	01/26/88	NASDAQ	1,680,684	13.78
FNFI	First Niles Financial Inc.	OH	100,917	15,879	15,879	0.82	NA	4.98	NA	10/27/98	OTCBB	1,384,000	12.80
FPFC	First Place Financial Corp.	OH	3,304,274	312,089	205,146	0.48	0.61	4.68	5.96	01/04/99	NASDAQ	16,416,029	219.97
HCFL	Home City Financial Corp.	OH	137,776	13,355	13,172	0.39	0.38	4.05	3.99	12/30/96	OTCBB	804,436	9.13
HLFN	Home Loan Financial Corp.	OH	160,305	18,691	18,691	0.56	0.56	5.05	5.05	03/26/98	OTCBB	1,496,341	19.60
IDVB	Indian Village Bancorp Inc.	OH	95,618	7,921	7,921	-0.39	NA	-5.02	NA	07/02/99	OTCBB	437,996	5.43
OCFL	OC Financial Inc	OH	65,499	6,141	6,141	-0.94	-0.94	-9.37	-9.37	04/01/05	OTCBB	560,198	4.62
PCBI	Peoples Community Bancorp Inc.	OH	902,221	84,467	55,925	-0.42	-0.42	-4.81	-4.81	03/30/00	NASDAQ	4,838,964	33.87
PSFC	Peoples-Sidney Financial Corp.	OH	136,507	15,582	15,582	0.64	0.64	5.73	5.71	04/28/97	OTCBB	1,361,048	18.03
PFOH	Perpetual Federal Savings Bank	OH	336,374	56,028	56,028	0.80	0.80	5.00	5.00	04/19/91	OTCBB	NA	41.62
PVFC	PVF Capital Corp.	OH	875,564	71,982	71,982	0.32	0.32	4.05	4.05	12/30/92	NASDAQ	7,773,823	89.71
UCFC	United Community Finl Corp.	OH	2,765,014	272,948	238,066	0.27	0.27	2.57	2.57	07/09/98	NASDAQ	30,051,773	179.41
WAYN	Wayne Savings Bancshares	OH	400,960	34,651	32,329	0.51	0.51	5.91	5.88	01/09/03	NASDAQ	3,125,006	31.69
OSBK	Osage Bancshares Inc.	OK	136,770	35,278	35,278	0.93	0.93	3.44	3.44	01/18/07	NASDAQ	3,603,590	34.23

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 15, 2008

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ABBC	Abington Bancorp Inc	PA	1,079,669	249,915	249,915	0.70	0.70	3.73	3.73	06/28/07	NASDAQ	24,449,526	246.70
ESBF	ESB Financial Corp.	PA	1,880,235	132,845	88,867	0.40	0.41	6.00	6.05	06/13/90	NASDAQ	12,409,064	125.95
ESSA	ESSA Bancorp Inc.	PA	930,636	207,097	207,097	-0.48	-0.48	-2.55	-2.55	04/04/07	NASDAQ	16,980,900	205.98
FSBI	Fidelity Bancorp Inc.	PA	724,843	46,948	44,218	0.51	0.53	8.11	8.29	06/24/88	NASDAQ	3,010,717	49.64
FKFS	First Keystone Financial	PA	517,047	35,596	35,596	0.12	0.10	1.76	1.40	01/26/95	NASDAQ	2,432,998	29.20
FSSB	First Star Bancorp Inc.	PA	559,413	39,088	39,088	0.60	0.50	8.94	7.40	05/15/87	Pink	1,183,438	18.34
HARL	Harleysville Savings Financial	PA	791,888	47,239	47,239	0.43	0.41	6.81	6.59	08/04/87	NASDAQ	3,727,477	49.87
NPBP	North Penn Bancorp Inc.	PA	122,532	20,230	20,230	0.25	NA	2.14	NA	10/02/07	OTCBB	NA	13.44
PVSA	Parkvale Financial Corp.	PA	1,828,508	128,080	97,297	0.75	0.74	10.62	10.46	07/16/87	NASDAQ	5,459,476	147.96
QNTO	Quaint Oak Bancorp Inc.	PA	73,545	17,569	17,569	0.73	0.80	4.30	4.69	07/05/07	OTCBB	NA	12.64
SEFL	SE Financial Corp.	PA	198,262	23,968	23,968	-0.05	NA	-0.38	NA	05/06/04	Pink	2,254,095	20.29
SOV	Sovereign Bancorp Inc.	PA	84,746,396	6,992,325	3,193,963	-1.62	-1.45	-15.40	-13.78	08/12/86	NYSE	481,400,000	6065.64
THRD	TF Financial Corp.	PA	702,000	68,059	63,517	0.73	0.73	7.24	7.24	07/13/94	NASDAQ	2,830,000	67.50
WFBC	Willow Financial Bncp Inc.	PA	1,575,278	206,396	97,384	0.50	NA	3.69	NA	04/04/02	NASDAQ	NA	126.60
WVFC	WVS Financial Corp.	PA	441,077	31,747	31,747	0.95	0.95	12.83	12.83	11/29/93	NASDAQ	2,262,813	35.74
NFSB	Newport Bancorp Inc.	RI	361,259	58,952	58,952	0.24	0.24	1.26	1.26	07/06/06	NASDAQ	4,664,689	56.77
FCPB	First Capital Bancshares Inc.	SC	57,004	5,719	5,719	1.06	1.06	11.39	11.39	10/29/99	Pink	563,378	6.20
FFCH	First Financial Holdings Inc.	SC	2,817,707	187,296	164,774	0.82	0.82	11.78	11.74	11/10/83	NASDAQ	11,656,592	272.68
PEDE	Great Pee Dee Bancorp Inc.	SC	221,435	27,799	27,398	0.50	0.60	4.09	4.92	12/31/97	NASDAQ	1,813,124	37.24
SFDL	Security Federal Corp.	SC	820,248	45,200	43,537	0.57	0.57	10.08	10.08	10/30/87	OTCBB	2,536,752	58.33
HFFC	HF Financial Corp.	SD	1,020,649	64,439	59,488	0.48	0.48	7.66	7.66	04/08/92	NASDAQ	3,966,345	64.29
FABK	First Advantage Bancorp	TN	219,034	33,121	33,121	NA	NA	NA	NA	11/30/07	NASDAQ	NA	61.86
JFBI	Jefferson Bancshares Inc.	TN	344,152	73,032	73,032	0.39	0.39	1.78	1.78	07/02/03	NASDAQ	6,306,889	71.97
SCYT	Security Bancorp Inc.	TN	140,101	14,456	14,456	1.15	1.15	12.14	12.14	06/30/97	OTCBB	NA	15.26
SFBK	SFB Bancorp Inc.	TN	60,967	12,551	12,551	1.01	1.00	4.91	4.88	05/30/97	Pink	458,270	9.85
SFKT	State of Franklin Bcshs Inc.	TN	370,699	28,793	28,793	0.69	0.69	8.65	8.61	NA	Pink	NA	25.22
UNTN	United Tennessee Bankshares	TN	135,113	13,813	13,340	0.53	0.54	5.10	5.14	01/05/98	OTCBB	NA	16.30
BAFI	BancAffiliated Inc.	TX	107,361	9,964	9,949	1.27	0.84	13.69	9.05	06/01/01	Pink	276,501	7.33
ETFS	East Texas Financial Services	TX	213,005	22,214	20,044	0.14	0.14	1.41	1.41	01/10/95	OTCBB	1,307,826	19.29
FBTX	Franklin Bank Corp.	TX	5,722,584	412,455	210,785	-0.71	NA	-8.57	NA	12/17/03	NASDAQ	25,369,078	106.30
GFG	Guaranty Financial Group Inc.	TX	16,796,000	1,138,000	968,000	NA	NA	NA	NA	NA	NYSE	35,380,385	550.87
CFFC	Community Financial Corp.	VA	491,316	38,146	38,146	0.80	0.79	9.69	9.63	03/30/88	NASDAQ	4,310,958	38.80

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 15, 2008

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
GAFC	Greater Atlantic Financial	VA	235,598	8,638	7,682	0.37	-0.65	12.29	-21.75	06/28/99	Pink	3,024,220	14.97
FFNW	First Financial Northwest Inc	WA	1,118,964	110,927	96,721	NA	NA	NA	NA	10/10/07	NASDAQ	NA	222.59
RPFG	Rainier Pacific Finl Group Inc	WA	878,864	86,820	83,786	0.43	0.44	4.33	4.45	10/21/03	NASDAQ	6,466,633	95.06
RVSB	Riverview Bancorp Inc.	WA	843,997	92,362	66,197	1.25	1.25	10.45	10.45	10/01/97	NASDAQ	10,911,773	137.27
TSBK	Timberland Bancorp Inc.	WA	646,594	74,989	68,181	1.25	1.24	10.35	10.30	01/13/98	NASDAQ	6,917,675	86.51
WFSL	Washington Federal Inc.	WA	10,576,641	1,342,031	1,235,362	1.35	1.35	10.32	10.32	11/17/82	NASDAQ	87,475,272	2063.54
WM	Washington Mutual Inc.	WA	327,913,000	24,584,000	NA	-0.02	0.09	-0.28	1.24	03/11/83	NYSE	869,036,000	14782.30
ABCW	Anchor BanCorp Wisconsin	WI	4,725,773	341,084	321,128	0.74	0.74	10.00	10.00	07/16/92	NASDAQ	21,337,957	434.05
BKMU	Bank Mutual Corp.	WI	3,488,046	430,035	375,037	0.49	0.51	3.57	3.74	10/30/03	NASDAQ	49,834,756	570.61
CZWI	Citizens Community Bncp	WI	409,427	75,769	68,851	0.38	0.38	1.69	1.69	10/31/06	NASDAQ	6,815,096	60.19
SVBC	Sistersville Bancorp Inc.	WV	51,876	8,231	8,231	0.46	0.46	2.98	2.98	06/26/97	Pink	NA	10.14
CRZY	Crazy Woman Creek Bancorp	WY	118,181	11,002	10,824	0.68	0.55	7.97	6.45	03/29/96	Pink	639,537	13.47

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 15, 2008

	State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS												
AVERAGE		5,169,094	442,908	261,804	-0.10	0.01	-1.20	0.12			28,269,516	355.78
MEDIAN		463,456	47,478	43,878	0.48	0.48	4.44	4.47			3,603,590.00	44.91
HIGH		327,913,000	24,584,000	14,270,595	1.51	1.51	16.93	16.87			869,036,000	14,782.30
LOW		29,259	3,437	3,437	-4.66	-3.98	-63.18	-63.34			1,501	1.04
AVERAGE FOR STATE												
ME		NA	NA	NA	NA	NA	NA	NA			NA	NA
AVERAGE BY REGION												
MIDWEST		1,041,406	87,521	82,657	0.35	0.34	4.07	3.94			5,692,638	82.68
NEW ENGLAND		1,883,274	430,178	415,167	0.71	0.67	3.54	3.33			30,794,310	486.54
MID ATLANTIC		5,660,800	557,738	349,397	-0.14	-0.13	-1.32	-1.23			51,630,604	691.59
SOUTHEAST		1,446,652	93,871	78,219	-0.40	-0.15	-6.10	-2.25			12,197,263	53.72
SOUTHWEST		2,221,971	162,929	131,458	0.68	0.14	7.93	1.66			7,789,513	88.99
WEST		29,455,852	2,261,615	1,041,726	-0.19	-0.01	-2.53	-0.11			87,812,191	1,097.99
AVERAGE BY EXCHANGE												
NYSE		49,769,790	3,768,811	1,964,852	-0.29	-0.14	-3.69	-1.75			179,498,977	2,411.69
AMEX		712,847	54,188	52,290	-0.52	0.47	-6.33	5.71			5,807,174	52.15
NASDAQ		1,872,926	223,861	201,317	0.64	0.59	5.39	4.95			19,610,594	279.32
OTC		194,342	18,069	17,628	0.47	0.33	5.24	3.68			1,309,172	19.14
Pink Sheets		911,314	69,802	69,765	-0.33	-0.06	-4.31	-0.73			3,569,318	57.46

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 15, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp (MHC)	CA	NASDAQ	11.160	20.080	7.610	27.54	-15.84	6.70	59.53	0.51	42.92	166.46	18.75	42.92
NVSL	Naugatuck Valley Finl (MHC)	CT	NASDAQ	9.800	12.900	8.510	4.14	-3.07	6.94	63.66	0.20	49.00	141.12	15.39	NA
PSBH	PSB Holdings Inc. (MHC)	CT	NASDAQ	9.400	11.300	7.570	7.43	0.86	7.68	74.06	0.26	30.32	122.40	12.69	30.15
RCKB	Rockville Financial Inc. (MHC)	CT	NASDAQ	11.310	15.900	9.750	-1.57	-23.22	8.13	69.39	0.17	30.57	139.04	16.30	32.41
SIFI	SI Financial Group Inc. (MHC)	CT	NASDAQ	9.750	13.940	9.150	0.52	-5.34	6.73	62.56	0.16	69.64	144.82	15.59	73.69
ACFC	Atlantic Coast Fed Corp (MHC)	GA	NASDAQ	9.990	20.060	8.100	-2.63	-23.21	6.64	66.96	0.57	41.62	150.48	14.92	41.25
CHFN	Charter Financial Corp. (MHC)	GA	OTCBB	35.750	54.000	30.750	-3.38	-16.76	9.05	47.53	4.50	NM	395.03	75.23	107.58
HBOS	Heritage Financial Group (MHC)	GA	NASDAQ	12.850	16.810	10.860	9.83	-10.45	NA	NA	0.25	45.89	NA	NA	42.53
WCFB	Webster City Fed Bncp (MHC)	IA	Pink	11.000	13.000	8.300	4.76	-0.45	4.99	28.21	0.60	NM	220.46	38.99	91.67
AJSB	AJS Bancorp Inc. (MHC)	IL	OTCBB	29.900	29.900	17.000	55.32	27.23	13.72	121.93	0.44	NM	217.93	24.52	87.94
BFFI	Ben Franklin Finl Inc. (MHC)	IL	OTCBB	8.650	11.050	7.500	8.12	-6.49	7.97	58.53	0.00	NA	108.55	14.78	NA
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	11.470	13.700	9.000	17.64	8.21	NA	NA	0.30	37.00	NA	NA	NA
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	OTCBB	11.600	14.000	10.050	0.43	-0.43	7.68	20.56	0.00	NM	151.03	56.41	100.87
OTTW	Ottawa Savings Bancorp (MHC)	IL	OTCBB	11.000	13.850	9.500	-4.35	8.91	9.66	93.26	0.20	15.71	113.89	11.80	NA
SUGR	Sugar Creek Financial (MHC)	IL	OTCBB	9.100	10.800	8.500	0.00	-4.21	10.06	98.23	0.00	NA	90.50	9.26	NA
LPSB	LaPorte Bancorp Inc (MHC)	IN	NASDAQ	7.100	10.060	6.360	-0.56	-12.67	NA	NA	0.00	NA	NA	NA	NA
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTCBB	15.000	20.990	14.850	0.00	-5.30	11.88	111.33	0.53	27.78	126.31	13.47	27.78
UCBA	United Community Bancorp (MHC)	IN	NASDAQ	10.400	12.670	8.500	-9.49	-16.06	7.30	47.23	0.32	NM	142.46	22.02	168.34
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	35.060	39.980	27.630	20.19	4.84	11.84	107.31	2.00	NM	296.11	32.15	83.48
KFFB	Kentucky First Federal (MHC)	KY	NASDAQ	10.050	10.590	9.500	1.52	1.52	7.86	32.62	0.40	NM	127.86	29.22	100.50
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	OTCBB	9.260	10.600	9.030	-2.53	-8.32	9.00	37.86	0.24	54.47	102.92	24.46	66.75
MDNB	Minden Bancorp Inc (MHC)	LA	OTCBB	21.500	25.500	21.500	0.00	0.00	15.56	91.56	0.40	25.60	138.17	22.77	25.60
GTWN	Georgetown Bancorp Inc. (MHC)	MA	OTCBB	6.950	9.300	6.560	2.51	-5.95	6.53	63.64	0.00	NM	106.39	10.92	NM
EBSB	Meridian Interstate Bncp (MHC)	MA	NASDAQ	9.500	9.750	8.210	NA	NA	NA	NA	0.00	NA	NA	NA	NA
SERC	Service Bancorp Inc. (MHC)	MA	OTCBB	15.750	33.750	15.100	-10.26	-23.17	17.95	250.09	0.00	NM	87.74	6.27	199.50
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	7.380	16.624	5.500	20.98	-2.25	6.02	104.98	0.00	NM	122.62	7.03	36.49
BVFL	BV Financial Inc. (MHC)	MD	OTCBB	7.300	9.250	6.850	0.00	-2.67	7.10	66.43	0.20	NM	102.77	10.99	NM
SFBI	SFSB Inc. (MHC)	MD	OTCBB	7.500	9.800	7.000	-9.09	-10.71	7.68	59.51	0.00	NM	97.63	12.60	NM
MSFN	MainStreet Financial Corp(MHC)	MI	OTCBB	6.200	10.000	5.550	10.71	-22.50	10.69	152.86	0.00	NA	57.97	4.06	NA
EBMT	Eagle Bancorp (MHC)	MT	OTCBB	28.250	34.000	26.000	8.65	-8.28	23.28	232.43	0.94	21.73	121.35	12.15	21.69
ASFE	AF Financial Group (MHC)	NC	OTCBB	16.000	19.000	12.500	10.73	13.07	15.21	254.20	0.20	8.79	105.23	6.29	8.79
WAKE	Wake Forest Bancshares (MHC)	NC	OTCBB	19.000	23.800	17.100	3.54	-1.55	17.54	93.50	0.77	13.57	108.35	20.32	13.57
EQFC	Equitable Financial Corp (MHC)	NE	OTCBB	9.000	10.800	6.550	26.76	2.86	7.01	57.71	0.00	NM	128.33	15.60	NM
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	NASDAQ	10.010	12.300	8.846	-0.50	-9.17	6.25	29.84	0.20	NM	160.22	33.55	111.22

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 15, 2007

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
COBK	Colonial Bkshrs Inc. (MHC)	NJ	NASDAQ	9.950	16.050	9.750	-6.57	-5.69	8.64	102.87	0.00	30.15	115.16	9.82	NA
DLNO	Delanco Bancorp Inc. (MHC)	NJ	OTCBB	7.500	10.250	6.400	3.45	17.19	8.47	80.31	0.00	NA	88.59	9.34	NA
ISBC	Investors Bancorp Inc. (MHC)	NJ	NASDAQ	14.920	15.750	11.460	11.43	2.61	7.82	54.18	0.00	NM	190.79	26.57	114.88
KRNY	Kearny Financial Corp. (MHC)	NJ	NASDAQ	10.900	15.000	10.400	-2.77	-14.84	6.68	28.64	0.20	NM	163.17	38.05	NM
LPBC	Lincoln Park Bancorp (MHC)	NJ	OTCBB	6.100	9.300	5.250	-2.40	-19.53	7.22	55.19	0.00	NM	84.54	11.05	83.08
MGYR	Magyar Bancorp Inc. (MHC)	NJ	NASDAQ	10.650	15.200	10.150	0.57	-1.30	8.51	84.22	0.00	NM	125.15	12.65	106.50
MSBF	MSB Financial Corp. (MHC)	NJ	NASDAQ	10.950	11.900	9.160	14.06	11.17	7.78	52.11	0.03	43.80	140.78	21.01	43.80
NFBK	Northfield Bancorp Inc. (MHC)	NJ	NASDAQ	10.380	12.000	9.450	1.67	-11.05	NA	NA	0.00	NA	NA	NA	NA
OSHC	Ocean Shore Holding Co. (MHC)	NJ	NASDAQ	10.200	13.830	9.500	1.69	0.00	NA	NA	0.00	30.00	NA	NA	30.00
ORIT	Oritani Financial Corp. (MHC)	NJ	NASDAQ	11.340	17.230	10.930	-10.00	-19.46	6.90	32.04	0.00	NA	164.24	35.39	NA
ROMA	Roma Financial Corp. (MHC)	NJ	NASDAQ	15.280	18.000	13.536	6.11	-11.06	7.01	27.62	0.24	61.12	217.97	55.33	61.12
WAWL	Wawel Savings Bank (MHC)	NJ	OTCBB	10.250	12.400	7.000	0.49	-2.84	7.52	42.47	0.30	24.40	136.30	24.15	24.40
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTCBB	20.750	40.000	20.750	-17.00	-38.97	22.07	107.08	0.76	NA	94.02	19.38	45.79
BFSB	Brooklyn Federal Bancorp (MHC)	NY	NASDAQ	13.580	15.500	12.000	9.52	6.51	6.46	30.18	0.19	52.23	210.11	44.99	52.23
FLTB	Flatbush Fed Bncp Inc. (MHC)	NY	OTCBB	5.070	7.850	4.450	4.54	-14.07	5.67	54.23	0.00	NM	89.42	9.35	NM
FSBC	FSB Cmty Bankshares Inc. (MHC)	NY	OTCBB	8.570	11.250	8.100	5.80	-2.17	11.75	97.74	0.00	NA	72.94	8.77	NA
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	9.100	20.000	7.530	4.00	-9.45	8.93	57.47	0.32	21.67	101.90	15.84	NA
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	12.750	15.500	10.500	6.25	7.50	8.83	83.00	0.54	27.13	144.39	15.32	27.13
HTWC	Hometown Bancorp Inc (MHC)	NY	OTCBB	7.200	10.050	7.050	-3.36	-5.26	7.67	54.56	0.00	NA	93.92	13.20	NA
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	NASDAQ	10.190	13.000	7.810	15.80	8.98	NA	NA	0.14	35.14	NA	NA	35.14
NECB	Northeast Community Bncp (MHC)	NY	NASDAQ	11.590	12.888	9.250	0.43	-2.61	8.19	24.02	0.06	12.46	141.45	48.25	NM
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	10.650	13.440	8.710	8.67	2.40	7.68	67.09	0.48	23.67	138.67	15.75	25.32
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	11.500	16.550	9.070	-4.17	21.05	8.75	129.13	0.41	25.56	131.43	8.91	NA
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	OTCBB	6.500	9.900	6.300	-7.14	-27.70	7.72	62.32	0.00	NA	84.16	10.43	NA
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	10.400	13.750	7.850	24.40	-11.56	NA	NA	0.32	NM	NA	NA	100.42
GVFF	Greenville Federal Finl (MHC)	OH	OTCBB	8.300	10.500	8.000	0.00	-7.78	9.90	56.00	0.28	26.77	83.87	14.82	26.77
TFSL	TFS Financial Corp (MHC)	OH	NASDAQ	12.300	13.200	10.430	13.16	0.90	6.04	31.53	0.05	NA	203.55	39.01	NA
ALLB	Alliance Bancorp of Penn (MHC)	PA	NASDAQ	9.050	9.840	6.890	23.97	14.12	NA	NA	0.21	39.35	NA	NA	NA
BNCL	Beneficial Mutual Bncp (MHC)	PA	NASDAQ	9.370	10.020	8.310	-4.19	-1.99	7.53	43.25	0.00	NA	124.50	21.66	NA
EKFC	Eureka Financial Corp (MHC)	PA	OTCBB	25.000	29.850	24.250	-5.84	-5.84	14.86	80.45	1.40	48.08	168.24	31.07	48.08
FFCO	FedFirst Financial Corp. (MHC)	PA	NASDAQ	8.550	9.690	8.500	-6.96	-5.52	NA	NA	0.00	NM	NA	NA	NM
FXCB	Fox Chase Bancorp Inc. (MHC)	PA	NASDAQ	11.730	14.319	10.270	5.30	-5.40	8.53	56.64	0.00	NM	137.51	20.70	125.65
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	27.680	30.160	23.500	10.59	-2.54	12.62	137.16	0.86	27.96	219.33	20.17	26.57
PBCP	Polonia Bancorp (MHC)	PA	OTCBB	10.270	10.270	8.050	11.63	14.11	7.13	60.43	0.00	NA	144.05	17.00	NA

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 15, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
PBIP	Prudential Bncp Inc. PA (MHC)	PA	NASDAQ	12.500	13.890	11.400	2.04	0.00	6.98	41.38	0.20	44.64	178.96	30.21	44.64
FSGB	First Federal of SC FSB (MHC)	SC	Pink	25.000	25.500	25.000	0.00	-1.96	10.48	116.36	0.00	59.52	238.63	21.49	62.14
VPFG	ViewPoint Financial Grp (MHC)	TX	NASDAQ	15.810	19.000	13.750	5.26	-12.41	NA	NA	0.21	NM	NA	NA	NA
SNFL	Sound Financial Inc. (MHC)	WA	OTCBB	9.300	10.000	9.000	3.33	NA	NA	NA	0.00	NA	NA	NA	NA
GFCJ	Guaranty Financial Corp. (MHC)	WI	Pink	78.000	141.000	78.000	-10.86	-30.36	92.65	967.39	1.50	NM	84.19	8.06	NA
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	NASDAQ	12.180	18.000	11.750	-0.41	-17.37	6.44	53.46	0.00	NM	189.17	22.78	120.95
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			13.449	17.998	11.821	4.24	-4.90	10.61	90.77	0.31	34.80	141.86	21.11	64.75
	MEDIAN			10.400	13.750	9.070	1.87	-4.21	7.86	62.56	0.20	30.32	131.43	15.84	45.79
	HIGH			78.000	141.000	78.000	55.32	27.23	92.65	967.39	4.50	69.64	395.03	75.23	199.50
	LOW			5.070	7.850	4.450	-17.00	-38.97	4.99	20.56	0.00	8.79	57.97	4.06	8.79

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 15, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp (MHC)	CA	830,385	93,525	89,303	0.46	0.46	3.94	3.94	03/31/04	NASDAQ	13,949,625	155.68
NVSL	Naugatuck Valley Finl (MHC)	CT	462,527	50,457	50,301	0.33	NA	2.82	NA	10/01/04	NASDAQ	7,265,901	71.21
PSBH	PSB Holdings Inc. (MHC)	CT	486,269	50,417	42,532	0.45	0.45	4.18	4.20	10/05/04	NASDAQ	6,566,194	61.72
RCKB	Rockville Financial Inc. (MHC)	CT	1,335,691	156,573	155,503	0.56	0.53	4.50	4.24	05/23/05	NASDAQ	19,248,810	217.70
SIFI	SI Financial Group Inc. (MHC)	CT	765,468	82,381	81,713	0.21	0.21	1.96	1.88	10/01/04	NASDAQ	12,236,100	118.86
ACFC	Atlantic Coast Fed Corp (MHC)	GA	915,748	90,793	87,940	0.36	0.36	3.42	3.45	10/05/04	NASDAQ	13,675,825	136.62
CHFN	Charter Financial Corp. (MHC)	GA	912,263	173,734	168,318	0.71	0.62	3.57	3.14	10/17/01	OTCBB	19,194,428	686.20
HBOS	Heritage Financial Group (MHC)	GA	467,470	65,592	64,592	0.66	0.71	4.55	4.91	06/29/05	NASDAQ	NA	139.21
WCFB	Webster City Fed Bncp (MHC)	IA	93,177	16,481	16,401	0.46	0.46	2.33	2.33	08/15/94	Pink	3,303,034	36.33
AJSB	AJS Bancorp Inc. (MHC)	IL	248,359	27,938	27,938	0.27	0.27	2.47	2.47	12/27/01	OTCBB	2,036,872	60.90
BFFI	Ben Franklin Finl Inc. (MHC)	IL	116,104	15,808	15,808	0.11	0.11	0.86	0.86	10/19/06	OTCBB	1,983,750	17.16
JXSB	Jacksonville Bancorp (MHC)	IL	288,500	22,600	19,833	0.23	NA	2.87	NA	04/21/95	NASDAQ	NA	22.79
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	74,156	27,698	27,698	0.60	0.58	1.59	1.53	04/06/06	OTCBB	3,606,179	41.83
OTTW	Ottawa Savings Bancorp (MHC)	IL	207,491	21,490	21,490	0.71	NA	7.16	NA	07/15/05	OTCBB	2,224,911	24.47
SUGR	Sugar Creek Financial (MHC)	IL	89,083	9,119	9,119	0.06	0.06	0.68	0.68	04/04/07	OTCBB	906,879	8.25
LPSB	LaPorte Bancorp Inc (MHC)	IN	250,167	26,891	26,891	NA	NA	NA	NA	10/15/07	NASDAQ	NA	33.96
MSVB	Mid-Southern Savings Bank(MHC)	IN	163,583	17,449	17,449	0.49	0.49	4.62	4.62	04/09/98	OTCBB	1,469,315	22.04
UCBA	United Community Bancorp (MHC)	IN	382,249	59,077	59,077	0.23	0.13	1.42	0.80	03/31/06	NASDAQ	8,092,642	84.13
CFFN	Capitol Federal Finl (MHC)	KS	7,945,586	862,579	862,579	0.40	0.40	3.58	3.58	04/01/99	NASDAQ	74,042,185	2,596.15
KFFB	Kentucky First Federal (MHC)	KY	266,111	60,817	45,764	0.30	0.30	1.31	1.31	03/03/05	NASDAQ	8,158,234	77.31
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	128,084	30,441	30,441	0.46	0.38	1.92	1.57	01/21/05	OTCBB	3,383,287	31.33
MDNB	Minden Bancorp Inc (MHC)	LA	125,863	20,743	20,743	0.98	0.98	5.79	5.79	07/02/02	OTCBB	1,374,593	29.55
GTWN	Georgetown Bancorp Inc. (MHC)	MA	168,576	17,305	17,305	-0.31	-0.31	-2.85	-2.85	01/06/05	OTCBB	2,648,987	18.41
EBSB	Meridian Interstate Bncp (MHC)	MA	937,769	114,216	114,216	NA	NA	NA	NA	01/23/08	NASDAQ	NA	218.50
SERC	Service Bancorp Inc. (MHC)	MA	413,192	29,547	29,547	0.08	0.03	1.19	0.42	10/08/98	OTCBB	1,652,193	26.02
BCSB	BCSB Bankcorp Inc. (MHC)	MD	622,523	35,688	33,223	-0.38	0.18	-7.55	3.54	07/08/98	NASDAQ	5,929,743	43.76
BVFL	BV Financial Inc. (MHC)	MD	163,104	17,441	NA	0.03	0.03	0.27	0.27	01/13/05	OTCBB	2,455,362	17.77
SFBI	SFSB Inc. (MHC)	MD	171,092	22,084	22,084	0.03	0.03	0.21	0.21	12/31/04	OTCBB	2,874,874	21.56
MSFN	MainStreet Financial Corp(MHC)	MI	115,572	8,086	7,190	-0.45	-0.45	-6.53	-6.53	12/27/06	OTCBB	756,068	4.69
EBMT	Eagle Bancorp (MHC)	MT	250,986	25,139	25,139	0.59	0.59	6.43	6.44	04/05/00	OTCBB	1,079,822	30.48
ASFE	AF Financial Group (MHC)	NC	267,118	15,978	14,402	0.77	0.77	12.81	12.81	10/07/96	OTCBB	1,050,804	16.81
WAKE	Wake Forest Bancshares (MHC)	NC	108,416	20,333	20,333	1.50	1.50	8.15	8.15	04/03/96	OTCBB	1,159,493	22.03
EQFC	Equitable Financial Corp (MHC)	NE	186,560	22,673	22,673	-0.65	-0.65	-5.15	-5.15	11/08/05	OTCBB	3,232,878	29.10

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 15, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	814,801	170,606	170,606	0.27	0.27	1.22	1.22	03/04/04	NASDAQ	27,307,385	273.35
COBK	Colonial Bkshrs Inc. (MHC)	NJ	457,885	39,053	39,053	0.34	NA	3.85	NA	06/30/05	NASDAQ	4,451,000	44.29
DLNO	Delanco Bancorp Inc. (MHC)	NJ	131,284	13,840	NA	-0.15	-0.18	-1.33	-1.60	04/02/07	OTCBB	1,634,725	12.26
ISBC	Investors Bancorp Inc. (MHC)	NJ	5,873,469	817,820	817,820	0.23	0.23	1.51	1.50	10/11/05	NASDAQ	108,399,923	1,612.69
KRNY	Kearny Financial Corp. (MHC)	NJ	2,030,886	473,522	391,186	0.15	0.15	0.61	0.64	02/24/05	NASDAQ	70,906,537	770.88
LPBC	Lincoln Park Bancorp (MHC)	NJ	101,846	13,314	13,262	0.15	0.14	1.08	1.01	12/20/04	OTCBB	1,845,290	11.26
MGYR	Magyar Bancorp Inc. (MHC)	NJ	487,744	49,308	49,308	0.12	0.12	1.21	1.21	01/24/06	NASDAQ	5,791,315	61.58
MSBF	MSB Financial Corp. (MHC)	NJ	292,900	43,717	43,717	0.47	0.47	3.40	3.40	01/05/07	NASDAQ	5,620,625	61.55
NFBK	Northfield Bancorp Inc. (MHC)	NJ	1,576,787	179,606	NA	NA	NA	7.81	5.99	11/08/07	NASDAQ	NA	465.06
OSHC	Ocean Shore Holding Co. (MHC)	NJ	629,509	63,047	63,047	0.47	0.47	4.42	4.42	12/22/04	NASDAQ	NA	85.76
ORIT	Oritani Financial Corp. (MHC)	NJ	1,299,427	279,993	279,993	0.94	0.91	4.45	4.32	01/24/07	NASDAQ	40,552,162	459.86
ROMA	Roma Financial Corp. (MHC)	NJ	876,885	222,570	221,998	0.89	0.89	3.34	3.34	07/12/06	NASDAQ	31,749,919	485.14
WAWL	Wawel Savings Bank (MHC)	NJ	91,092	16,137	16,137	0.90	0.90	5.36	5.36	04/01/04	OTCBB	2,144,701	21.98
ALMG	Alamogordo Finl Corp. (MHC)	NM	140,260	28,907	28,907	0.33	0.41	1.70	2.14	05/16/00	OTCBB	1,309,805	27.17
BFSB	Brooklyn Federal Bancorp (MHC)	NY	400,458	85,756	85,756	0.84	0.84	3.94	3.94	04/06/05	NASDAQ	13,268,058	179.97
FLTB	Flatbush Fed Bncp Inc. (MHC)	NY	148,839	15,562	15,562	0.06	-0.06	0.57	-0.59	10/21/03	OTCBB	2,744,597	13.92
FSBC	FSB Cmty Bankshares Inc. (MHC)	NY	167,630	20,149	20,149	-0.18	NA	-1.66	NA	08/15/07	OTCBB	1,715,000	14.70
GOV	Gouverneur Bancorp (MHC)	NY	132,195	20,546	20,546	0.73	NA	4.74	NA	03/23/99	AMEX	2,300,399	20.93
GCBC	Greene County Bncp Inc. (MHC)	NY	343,995	36,506	36,506	0.59	0.59	5.46	5.46	12/30/98	NASDAQ	4,144,454	52.75
HTWC	Hometown Bancorp Inc (MHC)	NY	129,869	18,250	18,250	NA	NA	9.74	10.20	06/29/07	OTCBB	2,380,500	17.14
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	357,800	53,464	53,464	0.52	0.52	3.41	3.41	04/04/06	NASDAQ	NA	65.87
NECB	Northeast Community Bncp (MHC)	NY	317,673	108,365	108,365	4.04	-0.12	11.97	-0.37	07/06/06	NASDAQ	13,225,000	153.28
ONFC	Oneida Financial Corp. (MHC)	NY	522,315	59,340	33,907	0.71	0.66	5.99	5.60	12/30/98	NASDAQ	7,785,196	82.91
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	320,691	21,734	17,894	0.36	NA	5.34	NA	11/16/95	NASDAQ	2,483,532	28.56
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	148,362	18,386	17,991	0.04	0.04	0.36	0.36	07/11/06	OTCBB	2,380,500	15.47
CHEV	Cheviot Financial (MHC)	OH	319,060	67,920	67,920	0.29	0.30	1.32	1.37	01/06/04	NASDAQ	NA	93.69
GVFF	Greenville Federal Finl (MHC)	OH	128,703	22,745	22,745	0.53	0.53	2.99	2.99	01/05/06	OTCBB	2,298,411	19.08
TFSL	TFS Financial Corp (MHC)	OH	10,476,910	2,008,137	1,998,405	0.29	0.24	1.68	1.37	04/23/07	NASDAQ	332,318,750	4087.52
ALLB	Alliance Bancorp of Penn (MHC)	PA	424,467	51,458	51,458	0.39	NA	3.34	NA	03/03/95	NASDAQ	NA	65.39
BNCL	Beneficial Mutual Bncp (MHC)	PA	3,558,184	619,118	479,584	-0.05	-0.03	-0.35	-0.22	07/16/07	NASDAQ	82,264,600	770.82
EKFC	Eureka Financial Corp (MHC)	PA	99,853	18,439	18,439	0.68	0.68	3.39	3.39	01/07/99	OTCBB	1,241,222	31.03
FFCO	FedFirst Financial Corp. (MHC)	PA	305,273	43,773	42,693	-0.69	-0.69	-4.30	-4.30	04/07/05	NASDAQ	NA	55.88
FXCB	Fox Chase Bancorp Inc. (MHC)	PA	812,919	122,371	122,371	0.26	0.17	1.54	1.02	10/02/06	NASDAQ	14,352,750	168.36
NWSB	Northwest Bancorp Inc. (MHC)	PA	6,663,516	612,878	429,482	0.73	0.77	8.18	8.61	11/07/94	NASDAQ	48,580,309	1344.70

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 15, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PBCP	Polonia Bancorp (MHC)	PA	199,781	23,571	23,571	-0.24	-0.24	-2.34	-2.34	01/16/07	OTCBB	3,306,250	33.96
PBIP	Prudential Bncp Inc. PA (MHC)	PA	470,495	79,424	79,424	0.66	0.66	3.72	3.72	03/30/05	NASDAQ	11,370,706	141.71
FSGB	First Federal of SC FSB (MHC)	SC	117,840	10,610	10,547	0.35	0.34	4.13	3.96	11/14/94	Pink	1,012,755	25.32
VPFG	ViewPoint Financial Grp (MHC)	TX	1,658,204	203,794	202,794	0.32	NA	2.39	NA	10/03/06	NASDAQ	NA	399.94
SNFL	Sound Financial Inc. (MHC)	WA	236,960	16,054	16,054	NA	NA	NA	NA	01/09/08	OTCBB	NA	27.42
GFCJ	Guaranty Financial Corp. (MHC)	WI	1,794,928	171,908	NA	-1.03	NA	-11.47	NA	06/21/93	Pink	1,855,431	144.72
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	1,679,644	202,291	202,291	0.21	0.21	1.55	1.56	10/05/05	NASDAQ	31,418,902	382.68
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		901,359	127,771	122,554	0.37	0.35	2.55	2.43			17,898,705	242.61
	MEDIAN		317,673	36,506	33,907	0.35	0.35	2.85	2.40			3,306,250.00	52.75
	HIGH		10,476,910	2,008,137	1,998,405	4.04	1.50	12.81	12.81			332,318,750	4,087.52
	LOW		74,156	8,086	7,190	-1.03	-0.69	-11.47	-6.53			756,068	4.69

EXHIBIT 36

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENT FIRST STAGE MUTUAL HOLDING COMPANY OFFERINGS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	1 Day % Change	1 Week After IPO ($)	1 Week % Change	1 Mo. After IPO ($)	1 Month % Change	**Closing Price on 02/15/08 ($)**	**02/15/08 % Change From IPO Price**
ORIT	Oritani Financial Corp. (MHC)	NJ	01/24/07	10.00	15.97	59.70	15.43	54.30	15.50	55.00	**11.34**	**13.40**
DLNO	Delanco Bancorp Inc. (MHC)	NJ	04/02/07	10.00	10.00	0.00	10.00	0.00	9.50	(5.00)	**7.50**	**(25.00)**
SUGR	Sugar Creek Financial (MHC)	IL	04/04/07	10.00	10.00	0.00	10.00	0.00	10.60	6.00	**9.10**	**(9.00)**
TFSL	TFS Financial Corp (MHC)	OH	04/23/07	10.00	11.79	17.90	11.80	18.00	12.34	23.40	**12.30**	**23.00**
HTWC	Hometown Bancorp Inc (MHC)	NY	06/29/07	10.00	10.00	0.00	10.00	0.00	9.50	(5.00)	**7.20**	**(28.00)**
BNCL	Beneficial Mutual Bncp (MHC)	PA	07/16/07	10.00	9.21	(7.90)	9.32	(6.80)	8.85	(11.50)	**9.37**	**(6.30)**
FSBC	FSB Cmty Bankshares Inc. (MHC)	NY	08/15/07	10.00	10.00	0.00	10.00	0.00	9.50	(5.00)	**8.57**	**(14.30)**
LPSB	LaPorte Bancorp Inc (MHC)	IN	10/15/07	10.00	9.19	(8.10)	8.62	(13.80)	7.90	(21.00)	**7.10**	**(29.00)**
NFBK	Northfield Bancorp Inc. (MHC)	NJ	11/08/07	10.00	10.45	4.50	11.30	13.00	10.49	4.90	**10.38**	**3.80**
SNFL	Sound Financial Inc. (MHC)	WA	01/09/08	10.00	9.00	(10.00)	9.00	(10.00)	9.15	(8.50)	**9.30**	**(7.00)**
EBSB	Meridian Interstate Bncp (MHC)	MA	01/23/08	10.00	9.60	(4.00)	9.48	(5.20)	NA	NA	**9.50**	**(5.00)**
			AVERAGE			4.74		4.50		3.33		**(7.58)**
			MEDIAN			0.00		0.00		(5.00)		**(7.00)**
			HIGH			59.70		54.30		55.00		**23.00**
			LOW			(10.00)		(13.80)		(21.00)		**(29.00)**

EXHIBIT 37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS

COUNTY, CITY OR MARKET AREA OF AUBURN SAVINGS BANK

NONE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 38

COMPARABLE GROUP SELECTION - MUTUAL HOLDING COMPANIES

Ticker	Company	City	State	Number of Offices	Exchange	IPO Date	Total Assets ($000)	Equity/ Assets ($000)	Net Interest Margin (%)	Core ROAA (%)
GOV	Gouverneur Bancorp (MHC)	Gouverneur	NY	2	AMEX	03/23/1999	132,195	15.54	3.37	0.67
LPSB	LaPorte Bancorp Inc (MHC)	La Porte	IN	7	NASDAQ	10/15/2007	250,167	10.75	NA	NA
KFFB	Kentucky First Federal (MHC)	Hazard	KY	4	NASDAQ	03/03/2005	266,111	22.85	2.09	0.30
JXSB	Jacksonville Bancorp (MHC)	Jacksonville	IL	8	NASDAQ	04/21/1995	288,500	7.83	2.54	0.19
MSBF	MSB Financial Corp. (MHC)	Millington	NJ	4	NASDAQ	01/05/2007	292,900	14.93	2.76	0.47
FFCO	FedFirst Financial Corp. (MHC)	Monessen	PA	9	NASDAQ	04/07/2005	305,273	14.34	2.43	-0.69
NECB	Northeast Community Bncp (MHC)	White Plains	NY	6	NASDAQ	07/06/2006	317,673	34.11	4.11	-0.12
CHEV	Cheviot Financial (MHC)	Cincinnati	OH	7	NASDAQ	01/06/2004	319,060	21.29	2.77	0.30
PBHC	Pathfinder Bancorp Inc. (MHC)	Oswego	NY	8	NASDAQ	11/16/1995	320,691	6.78	3.02	0.30
GCBC	Greene County Bncp Inc. (MHC)	Catskill	NY	11	NASDAQ	12/30/1998	343,995	10.61	3.51	0.59
LSBK	Lake Shore Bancorp Inc. (MHC)	Dunkirk	NY	8	NASDAQ	04/04/2006	357,800	14.94	2.92	0.52
UCBA	United Community Bancorp (MHC)	Lawrenceburg	IN	6	NASDAQ	03/31/2006	382,249	15.46	2.93	0.13
BFSB	Brooklyn Federal Bancorp (MHC)	Brooklyn	NY	4	NASDAQ	04/06/2005	400,458	21.41	4.39	0.84
ALLB	Alliance Bancorp of Penn (MHC)	Broomall	PA	9	NASDAQ	03/03/1995	424,467	12.12	2.60	0.36
COBK	Colonial Bkshrs Inc. (MHC)	Vineland	NJ	7	NASDAQ	06/30/2005	457,885	8.53	2.20	NA
NVSL	Naugatuck Valley Finl (MHC)	Naugatuck	CT	9	NASDAQ	10/01/2004	462,527	10.91	2.95	NA
HBOS	Heritage Financial Group (MHC)	Albany	GA	8	NASDAQ	06/29/2005	467,470	14.03	3.57	0.71
PBIP	Prudential Bncp Inc. PA (MHC)	Philadelphia	PA	7	NASDAQ	03/30/2005	470,495	16.88	2.59	0.66
PSBH	PSB Holdings Inc. (MHC)	Putnam	CT	7	NASDAQ	10/05/2004	486,269	10.37	2.34	0.45
MGYR	Magyar Bancorp Inc. (MHC)	New Brunswick	NJ	5	NASDAQ	01/24/2006	487,744	10.11	3.22	0.12
ONFC	Oneida Financial Corp. (MHC)	Oneida	NY	13	NASDAQ	12/30/1998	522,315	11.36	3.34	0.66
BCSB	BCSB Bankcorp Inc. (MHC)	Baltimore	MD	18	NASDAQ	07/08/1998	622,523	5.73	2.23	0.18
OSHC	Ocean Shore Holding Co. (MHC)	Ocean City	NJ	8	NASDAQ	12/22/2004	629,509	10.02	2.78	0.47
SIFI	SI Financial Group Inc. (MHC)	Willimantic	CT	20	NASDAQ	10/01/2004	765,468	10.76	2.99	0.21
FXCB	Fox Chase Bancorp Inc. (MHC)	Hatboro	PA	12	NASDAQ	10/02/2006	812,919	15.05	2.60	0.17
CSBK	Clifton Svngs Bncp Inc. (MHC)	Clifton	NJ	10	NASDAQ	03/04/2004	814,801	20.94	1.86	0.27
KFED	K-Fed Bancorp (MHC)	Covina	CA	9	NASDAQ	03/31/2004	830,385	11.26	2.36	0.46
ROMA	Roma Financial Corp. (MHC)	Robbinsville	NJ	10	NASDAQ	07/12/2006	876,885	25.38	3.41	0.89
ACFC	Atlantic Coast Fed Corp (MHC)	Waycross	GA	13	NASDAQ	10/05/2004	915,748	9.91	2.70	0.36
EBSB	Meridian Interstate Bncp (MHC)	East Boston	MA	13	NASDAQ	01/23/2008	937,769	12.18	NA	NA
ORIT	Oritani Financial Corp. (MHC)	Township of Washing	NJ	20	NASDAQ	01/24/2007	1,299,427	21.55	2.85	0.91
RCKB	Rockville Financial Inc. (MHC)	Vernon Rockville	CT	20	NASDAQ	05/23/2005	1,335,691	11.72	3.06	0.53
NFBK	Northfield Bancorp Inc. (MHC)	Avenel	NJ	18	NASDAQ	11/08/2007	1,576,787	11.39	NA	NA
VPFG	ViewPoint Financial Grp (MHC)	Plano	TX	29	NASDAQ	10/03/2006	1,658,204	12.29	2.87	NA
WAUW	Wauwatosa Holdings Inc. (MHC)	Wauwatosa	WI	10	NASDAQ	10/05/2005	1,679,644	12.04	2.25	0.21
KRNY	Kearny Financial Corp. (MHC)	Fairfield	NJ	26	NASDAQ	02/24/2005	2,030,886	23.32	2.49	0.15
BNCL	Beneficial Mutual Bncp (MHC)	Philadelphia	PA	73	NASDAQ	07/16/2007	3,558,184	17.40	3.17	-0.03
ISBC	Investors Bancorp Inc. (MHC)	Short Hills	NJ	50	NASDAQ	10/11/2005	5,873,469	13.92	1.61	0.23
NWSB	Northwest Bancorp Inc. (MHC)	Warren	PA	167	NASDAQ	11/07/1994	6,663,516	9.20	3.10	0.77
CFFN	Capitol Federal Finl (MHC)	Topeka	KS	38	NASDAQ	04/01/1999	7,945,586	10.86	1.37	0.40

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	AUBURN BANCORP, INC.	**Auburn**	**ME**	**2**	-	-	**63,458**	**60,039**	**54,475**	**70**	**44,991**	**4,481**
COMPARABLE GROUP												
CHEV	Alliance Bancorp, Inc. of PA (MHC)	Broomall	PA	9	NASDAQ	03/03/95	424,467	397,441	256,932	0	330,788	51,458
COBK	Brooklyn Federal Bancorp, Inc. (MHC)	Brooklyn	NY	4	NASDAQ	04/06/05	400,458	370,582	289,668	0	299,605	85,756
GOV	Cheviot Financial Corp. (MHC)	Cincinnati	OH	7	NASDAQ	01/06/04	319,060	298,933	249,832	0	219,526	67,920
GCBC	Gouverneur Bancorp, Inc. (MHC)	Gouverneur	NY	2	AMEX	03/23/99	132,195	121,071	108,261	0	75,450	20,546
HBOS	Greene County Bancorp, Inc. (MHC)	Catskill	NY	11	NASDAQ	12/30/98	343,995	315,234	222,462	0	297,191	36,506
JXSB	Jacksonville Bancorp, Inc. (MHC)	Jacksonville	IL	8	NASDAQ	04/21/95	288,500	262,813	175,927	2,767	245,700	22,600
KFFB	Kentucky First Federal Bancorp (MHC)	Hazard	KY	4	NASDAQ	03/03/05	266,111	124,083	174,476	15,053	136,991	60,817
MGYR	Lake Shore Bancorp, Inc. (MHC)	Dunkirk	NY	8	NASDAQ	04/04/06	357,800	322,871	218,711	0	240,828	53,464
NVSL	Pathfinder Bancorp, Inc. (MHC)	Oswego	NY	8	NASDAQ	11/16/95	320,691	280,903	221,000	3,840	251,085	21,734
ONFC	United Community Bancorp (MHC)	Lawrenceburg	IN	6	NASDAQ	03/31/06	382,249	346,001	288,032	0	320,495	59,077
	Average			6.70			323,553	283,993	220,530	2,166	241,766	47,988
	Median			7.50			332,343	307,084	221,731	0	248,393	52,461
	High			11.00			424,467	397,441	289,668	15,053	330,788	85,756
	Low			2.00			132,195	121,071	108,261	0	75,450	20,546

EXHIBIT 40

KELLER & COMPANY
Columbus, Ohio
614-766-1426

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

		Total Assets ($000)	Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
			As a Percent of Total Assets											
SUBJECT														
	AUBURN BANCORP, INC.	**63,458**	**7.88**	**0.83**	**85.84**	**0.49**	**0.20**	**0.11**	**5.44**	**14.03**	**0.20**	**94.61**	**92.45**	**0.11**
COMPARABLE GROUP														
ALLB	Alliance Bancorp of Penn (MHC)	424,467	27.99	8.72	60.53	0.66	0.00	0.00	4.83	10.66	0.49	93.76	79.03	0.00
BFSB	Brooklyn Federal Bancorp (MHC)	400,458	5.12	18.32	72.33	0.47	0.00	0.00	4.23	17.81	0.01	94.82	71.62	0.00
CHEV	Cheviot Financial (MHC)	319,060	13.66	3.56	78.30	0.16	0.15	0.00	4.48	16.68	0.37	93.99	70.89	0.00
GOV	Gouverneur Bancorp (MHC)	132,195	7.48	3.75	81.89	0.68	0.00	0.00	6.83	16.08	0.90	93.01	79.29	0.00
GCBC	Greene County Bncp Inc. (MHC)	343,995	19.94	10.55	64.67	0.49	0.00	0.00	4.84	9.73	0.51	92.59	75.75	0.00
JXSB	Jacksonville Bancorp (MHC)	288,500	29.59	4.06	60.98	0.61	0.11	0.96	3.94	7.18	0.44	89.44	81.25	0.00
KFFB	Kentucky First Federal (MHC)	266,111	20.52	5.75	65.57	0.25	0.01	5.66	2.50	9.59	0.36	93.54	73.42	0.00
LSBK	Lake Shore Bancorp Inc. (MHC)	357,800	13.13	20.42	61.13	0.36	0.01	0.00	5.45	12.35	0.44	90.83	76.61	0.00
PBHC	Pathfinder Bancorp Inc. (MHC)	320,691	16.79	7.56	68.91	0.53	0.10	1.20	5.42	7.31	0.75	89.53	82.45	0.00
UCBA	United Community Bancorp (MHC)	382,249	12.77	6.80	75.35	1.09	0.00	0.00	5.03	13.96	2.39	94.20	82.33	0.00
	Average	323,553	16.70	8.95	68.97	0.53	0.04	0.78	4.75	12.13	0.67	92.57	77.26	0.00
	Median	332,343	15.22	7.18	67.24	0.51	0.00	0.00	4.84	11.50	0.47	93.28	77.82	0.00
	High	424,467	29.59	20.42	81.89	1.09	0.15	5.66	6.83	17.81	2.39	94.82	82.45	0.00
	Low	132,195	5.12	3.56	60.53	0.16	0.00	0.00	2.50	7.18	0.01	89.44	70.89	0.00
ALL THRIFTS														
	Average	5,169,094	13.85	8.53	72.15	0.70	0.20	0.73	4.38	10.31	1.28	92.15	80.89	0.23
NEW ENGLAND THRIFTS														
	Average	1,883,274	17.93	11.82	66.59	0.62	0.03	1.28	3.93	11.53	0.37	89.60	72.97	0.00

EXHIBIT 41

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Risk-Based Capital (%)
				As a Percent of Assets										
SUBJECT														
	AUBURN BANCORP, INC.	**58,977**	**4,481**	**70.90**	**21.51**	**0.53**	**0.00**	**7.06**	**(0.03)**	**7.09**	**7.06**	**7.09**	**7.09**	**11.97**
COMPARABLE GROUP														
ALLB	Alliance Bancorp of Penn (MHC)	373,009	51,458	77.93	8.73	1.22	0.00	12.12	0.00	7.01	12.12	12.12	10.07	17.13
BFSB	Brooklyn Federal Bancorp (MHC)	314,702	85,756	74.82	1.79	1.98	0.00	21.41	(0.02)	12.91	21.41	21.41	17.73	25.50
CHEV	Cheviot Financial (MHC)	251,140	67,920	68.80	8.98	0.92	0.00	21.29	0.00	10.03	21.29	21.29	16.55	32.40
GOV	Gouverneur Bancorp (MHC)	111,649	20,546	57.07	24.74	2.65	0.00	15.54	0.10	13.18	15.54	15.54	15.28	27.57
GCBC	Greene County Bncp Inc. (MHC)	307,489	36,506	86.39	2.62	0.38	0.00	10.61	0.14	8.18	10.61	10.61	10.06	18.72
JXSB	Jacksonville Bancorp (MHC)	265,900	22,600	85.16	3.47	1.71	0.00	7.83	0.00	5.56	7.83	6.94	6.76	11.69
KFFB	Kentucky First Federal (MHC)	205,294	60,817	51.48	24.86	0.81	0.00	22.85	(0.02)	10.49	22.85	18.23	17.62	60.54
LSBK	Lake Shore Bancorp Inc. (MHC)	304,336	53,464	67.31	15.78	1.97	0.00	14.94	0.00	8.68	14.94	14.94	11.90	23.77
PBHC	Pathfinder Bancorp Inc. (MHC)	298,957	21,734	78.29	13.58	1.34	0.00	6.78	0.00	6.14	6.78	5.65	7.29	12.29
UCBA	United Community Bancorp (MHC)	323,172	59,077	83.84	0.00	0.70	0.00	15.46	0.03	8.70	15.46	15.46	15.46	20.56
	Average	275,565	47,988	73.11	10.45	1.37	0.00	14.88	0.02	9.09	14.88	14.22	12.87	25.02
	Median	301,647	52,461	76.37	8.86	1.28	0.00	15.20	0.00	8.69	15.20	15.20	13.59	22.17
	High	373,009	85,756	86.39	24.86	2.65	0.00	22.85	0.14	13.18	22.85	21.41	17.73	60.54
	Low	111,649	20,546	51.48	0.00	0.38	0.00	6.78	-0.02	5.56	6.78	5.65	6.76	11.69
ALL THRIFTS														
	Average	4,775,186	442,908	51.51	35.26	3.59	0.55	7.89	(0.01)	5.07	11.01	10.44	9.57	13.09
NEW ENGLAND THRIFTS														
	Average	1,546,607	430,178	62.97	13.50	1.43	0.00	21.70	(0.00)	5.75	15.03	14.78	13.91	23.57

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT																
AUBURN BANCORP, INC.	**3,978**	**2,401**	**1,576**	**9**	**15**	**137**	**0**	**0**	**1,515**	**0**	**190**	**58**	**132**	**0**	**132**	**127**
COMPARABLE GROUP																
ALLB Alliance Bancorp of Penn (MHC)	24,340	13,999	10,341	120	814	1,344	0	0	9,808	0	1,757	135	1,622	0	1,622	1,622
BFSB Brooklyn Federal Bancorp (MHC)	27,289	10,560	16,729	100	83	3,032	0	0	14,505	0	5,156	1,824	3,332	0	3,332	3,332
CHEV Cheviot Financial (MHC)	17,791	9,499	8,292	116	493	545	0	0	7,317	50	1,354	428	926	0	926	959
GOV Gouverneur Bancorp (MHC)	8,099	3,898	4,201	0	0	639	0	(19)	3,444	0	1,492	527	965	0	965	1,100
GCBC Greene County Bncp Inc. (MHC)	18,072	7,246	10,826	446	0	4,103	0	0	11,797	0	2,686	743	1,943	0	1,943	1,943
JXSB Jacksonville Bancorp (MHC)	15,600	9,000	6,554	155	0	2,332	80	35	8,102	0	629	10	619	0	619	544
KFFB Kentucky First Federal (MHC)	13,277	8,108	5,169	0	404	179	129	0	4,161	0	1,187	377	810	0	810	810
LSBK Lake Shore Bancorp Inc. (MHC)	18,622	9,133	9,489	105	213	2,002	0	0	9,118	0	2,268	451	1,817	0	1,817	1,817
PBHC Pathfinder Bancorp Inc. (MHC)	17,309	8,642	8,667	365	0	3,042	182	0	9,838	0	1,506	384	1,122	0	1,122	936
UCBA United Community Bancorp (MHC)	22,546	11,846	10,700	1,860	23	1,788	0	5	9,788	0	1,427	555	872	0	872	490
Average	18,295	9,193	9,097	327	203	1,901	39	2	8,788	5	1,946	543	1,403	0	1,403	1,355
Median	17,932	9,067	9,078	118	53	1,895	0	0	9,453	0	1,499	440	1,044	0	1,044	1,030
High	27,289	13,999	16,729	1,860	814	4,103	182	35	14,505	50	5,156	1,824	3,332	0	3,332	3,332
Low	8,099	3,898	4,201	0	0	179	0	(19)	3,444	0	629	10	619	0	619	490
ALL THRIFTS																
Average	319,984	203,241	115,608	38,352	13,828	76,529	10,156	4,676	151,484	847	(4,354)	921	(4,982)	(303)	(5,288)	623
NEW ENGLAND THRIFTS																
Average	98,875	44,687	54,188	1,521	25,085	16,186	1,035	0	48,638	185	19,166	6,525	12,631	75	12,706	14,047

EXHIBIT 43

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON AS A PERCENTAGE OF AVERAGE ASSETS

TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																
AUBURN BANCORP, INC.	**6.34**	**3.83**	**2.51**	**0.01**	**0.02**	**0.22**	**0.00**	**0.00**	**2.41**	**0.00**	**0.30**	**0.09**	**0.21**	**0.00**	**0.21**	**0.20**
COMPARABLE GROUP																
ALLB Alliance Bancorp of Penn (MHC)	5.79	3.33	2.46	0.03	0.00	0.32	0.00	0.00	2.33	0.00	0.42	0.03	0.39	0.00	0.39	0.36
BFSB Brooklyn Federal Bancorp (MHC)	6.86	2.66	4.21	0.03	0.00	0.76	0.00	0.00	3.65	0.00	1.30	0.46	0.84	0.00	0.84	0.84
CHEV Cheviot Financial (MHC)	5.64	3.01	2.63	0.04	0.00	0.17	0.00	0.00	2.32	0.02	0.43	0.14	0.29	0.00	0.29	0.30
GOV Gouverneur Bancorp (MHC)	6.12	2.94	3.17	0.00	0.00	0.48	0.00	(0.01)	2.60	0.00	1.13	0.40	0.73	0.00	0.73	0.67
GCBC Greene County Bncp Inc. (MHC)	5.50	2.20	3.29	0.14	0.00	1.19	0.00	0.00	3.59	0.00	0.82	0.23	0.59	0.00	0.59	0.59
JXSB Jacksonville Bancorp (MHC)	5.70	3.29	2.39	0.06	0.00	0.81	0.03	0.01	2.96	0.00	0.23	0.00	0.23	0.00	0.23	0.19
KFFB Kentucky First Federal (MHC)	4.94	3.02	1.92	0.00	0.00	0.07	0.05	0.00	1.55	0.00	0.44	0.14	0.30	0.00	0.30	0.30
LSBK Lake Shore Bancorp Inc. (MHC)	5.31	2.60	2.70	0.03	0.00	0.56	0.00	0.00	2.60	0.00	0.65	0.13	0.52	0.00	0.52	0.52
PBHC Pathfinder Bancorp Inc. (MHC)	5.55	2.77	2.78	0.12	0.00	0.95	0.06	0.00	3.16	0.00	0.48	0.12	0.36	0.00	0.36	0.30
UCBA United Community Bancorp (MHC)	5.92	3.11	2.81	0.49	0.15	0.47	0.00	0.00	2.57	0.00	0.37	0.15	0.23	0.00	0.23	0.13
Average	5.73	2.89	2.84	0.09	0.02	0.58	0.01	(0.00)	2.73	0.00	0.63	0.18	0.45	0.00	0.45	0.42
Median	5.67	2.98	2.74	0.03	0.00	0.52	0.00	0.00	2.60	0.00	0.46	0.14	0.37	0.00	0.38	0.33
High	6.86	3.33	4.21	0.49	0.15	1.19	0.06	0.01	3.65	0.02	1.30	0.46	0.84	0.00	0.84	0.84
Low	4.94	2.20	1.92	0.00	0.00	0.07	0.00	(0.01)	1.55	0.00	0.23	0.00	0.23	0.00	0.23	0.13
ALL THRIFTS																
Average	6.08	3.30	2.79	0.74	0.26	1.45	0.18	0.04	2.89	0.02	(0.08)	0.02	(0.10)	(0.01)	(0.10)	0.01
NEW ENGLAND THRIFTS																
Average	5.68	2.86	2.82	0.09	1.19	0.91	0.05	0.00	2.72	0.01	1.07	0.37	0.71	0.00	0.71	0.67

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
	AUBURN BANCORP, INC.	**6.70**	**4.14**	**2.56**	**2.65**	**0.21**	**0.20**	**3.01**	**2.90**
COMPARABLE GROUP									
ALLB	Alliance Bancorp of Penn (MHC)	6.25	4.11	2.14	2.60	0.39	0.36	3.34	3.08
BFSB	Brooklyn Federal Bancorp (MHC)	7.06	3.68	3.38	4.39	0.84	0.84	3.94	3.94
CHEV	Cheviot Financial (MHC)	6.04	3.65	2.39	2.77	0.29	0.30	1.32	1.37
GOV	Gouverneur Bancorp (MHC)	6.55	3.68	2.87	3.37	0.73	0.67	4.74	4.36
GCBC	Greene County Bncp Inc. (MHC)	5.89	2.93	2.96	3.51	0.59	0.59	5.46	5.46
JXSB	Jacksonville Bancorp (MHC)	6.09	3.84	2.25	2.54	0.23	0.19	2.87	2.36
KFFB	Kentucky First Federal (MHC)	5.41	3.55	1.86	2.09	0.30	0.30	1.31	1.31
LSBK	Lake Shore Bancorp Inc. (MHC)	5.73	3.35	2.38	2.92	0.52	0.52	3.41	3.41
PBHC	Pathfinder Bancorp Inc. (MHC)	6.06	3.27	2.79	3.02	0.36	0.30	5.34	4.45
UCBA	United Community Bancorp (MHC)	6.19	3.85	2.34	2.93	0.23	0.13	1.42	0.80
	Average	6.13	3.59	2.54	3.01	0.45	0.42	3.32	3.05
	Median	6.08	3.67	2.39	2.93	0.38	0.33	3.38	3.25
	High	7.06	4.11	3.38	4.39	0.84	0.84	5.46	5.46
	Low	5.41	2.93	1.86	2.09	0.23	0.13	1.31	0.80
ALL THRIFTS									
	Average	6.58	3.94	2.64	2.98	0.35	0.35	3.21	3.25
NEW ENGLAND THRIFTS									
	Average	6.08	3.56	2.52	3.01	0.48	0.42	4.12	3.68

* Based on average interest-earning assets.

EXHIBIT 45

KELLER & COMPANY
Dublin, Ohio
614-766-1426

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

		DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD				
		12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT										
	AUBURN BANCORP, INC.	**0.00**	**0.00**	**0.00**	**0.00**	**0.56**	**249.19**	**< 0.01**	**NM**	**30.53**
COMPARABLE GROUP										
ALLB	Alliance Bancorp of Penn (MHC)	0	0.21	2.65	91.30	1.08	133.33	0.00	1,090.91	4.15
BFSB	Brooklyn Federal Bancorp (MHC)	0	0.19	2.06	73.08	0.64	NM	0.00	NM	37.00
CHEV	Cheviot Financial (MHC)	0	0.32	3.08	320.00	0.20	43.24	0.37	34.02	31.62
GOV	Gouverneur Bancorp (MHC)	0	0.32	3.52	76.19	0.82	75.13	0.06	0.00	33.80
GCBC	Greene County Bncp Inc. (MHC)	0	0.54	4.71	114.89	0.76	95.92	0.07	355.26	28.62
JXSB	Jacksonville Bancorp (MHC)	0	0.30	2.62	96.77	0.99	138.64	0.15	82.03	(15.89)
KFFB	Kentucky First Federal (MHC)	0	0.40	3.98	400.00	0.37	69.44	0.15	0.00	31.94
LSBK	Lake Shore Bancorp Inc. (MHC)	0	0.14	1.57	48.28	0.59	81.82	0.04	477.27	16.79
PBHC	Pathfinder Bancorp Inc. (MHC)	0	0.41	3.57	91.11	0.76	70.67	0.13	209.77	32.73
UCBA	United Community Bancorp (MHC)	0	0.32	3.08	290.91	1.42	45.42	0.22	428.57	NM
	Average	0.00	0.32	3.08	160.25	0.76	83.73	0.12	297.54	22.31
	Median	0.00	0.32	3.08	94.04	0.76	75.13	0.10	209.77	31.62
	High	0.00	0.54	4.71	400.00	1.42	138.64	0.37	1,090.91	37.00
	Low	0.00	0.14	1.57	48.28	0.20	43.24	0.00	0.00	(15.89)
ALL THRIFTS										
	Average	64.70	0.41	2.62	69.84	0.97	146.89	0.15	172.17	28.96
NEW ENGLAND THRIFTS										
	Average	0.00	0.38	1.97	71.91	0.94	326.24	0.08	211.89	32.16

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP FINANCIAL AND PER SHARE DATA
Current Mutual Holding Company Structure

		Total Assets ($000)	Total Equity ($000)	Tangible Equity ($000)	Net Earnings ($000)	Core Earnings ($000)	Per Share: Assets ($)	Per Share: Book Value ($)	Per Share: Tangible Book Value ($)	Per Share: Net Earnings ($)	Per Share: Core Earnings ($)
COMPARABLE GROUP											
ALLB	Alliance Bancorp of Penn (MHC)	424,467	51,458	51,458	1,622	1,622	58.75	7.12	7.12	0.22	0.22
BFSB	Brooklyn Federal Bancorp (MHC)	400,458	85,756	85,756	3,332	3,332	30.22	6.47	6.47	0.25	0.25
CHEV	Cheviot Financial (MHC)	319,060	67,920	67,920	926	959	35.42	7.54	7.54	0.10	0.11
GOV	Gouverneur Bancorp (MHC)	132,195	20,546	20,546	965	1,100	57.47	8.93	8.93	0.42	0.48
GCBC	Greene County Bncp Inc. (MHC)	343,995	36,506	36,506	1,943	1,943	83.15	8.82	8.82	0.47	0.47
JXSB	Jacksonville Bancorp (MHC)	288,500	22,600	19,833	619	544	145.21	11.38	9.98	0.31	0.27
KFFB	Kentucky First Federal (MHC)	266,111	60,817	45,764	810	810	34.59	7.91	5.95	0.11	0.11
LSBK	Lake Shore Bancorp Inc. (MHC)	357,800	53,464	53,464	1,817	1,817	55.36	8.27	8.27	0.28	0.28
PBHC	Pathfinder Bancorp Inc. (MHC)	320,691	21,734	17,894	1,122	936	129.13	8.75	7.21	0.45	0.38
UCBA	United Community Bancorp (MHC)	382,249	59,077	59,077	872	490	47.25	7.30	7.30	0.11	0.06
	Average	323,553	47,988	45,822	1,403	1,355	67.65	8.25	7.76	0.27	0.26
	Median	332,343	52,461	48,611	1,044	1,030	56.41	8.09	7.42	0.27	0.26
	High	424,467	85,756	85,756	3,332	3,332	145.21	11.38	9.98	0.47	0.48
	Low	132,195	20,546	17,894	619	490	30.22	6.47	5.95	0.10	0.06

EXHIBIT 47

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SHARE AND MARKET DATA
Current Mutual Holding Company Structure

		Total Shares (000)	MHC Shares (000)	Minority Shares (000)	Minority Ownership (%)	Share Price ($)	Price/ Earnings (X)	Price/ Core Earnings (X)	Price/ Book (%)	Price/ Tang. Book (%)	Price/ Assets (%)
COMPARABLE GROUP											
ALLB	Alliance Bancorp of Penn (MHC)	7,225,000	3,973,897	3,251,103	45.00%	9.05	39.35	39.40	131.60	131.60	15.65
BFSB	Brooklyn Federal Bancorp (MHC)	13,252,738	9,257,500	3,995,238	30.15%	13.58	52.23	52.23	210.11	210.11	44.99
CHEV	Cheviot Financial (MHC)	9,008,180	5,455,313	3,552,867	39.44%	10.40	NM	100.42	161.40	161.40	34.82
GOV	Gouverneur Bancorp (MHC)	2,300,399	1,311,222	989,177	43.00%	9.10	21.67	29.42	101.90	101.90	15.84
GCBC	Greene County Bncp Inc. (MHC)	4,137,138	2,304,632	1,832,506	44.29%	12.75	27.13	27.13	144.39	144.39	15.32
JXSB	Jacksonville Bancorp (MHC)	1,986,804	1,038,738	948,066	47.72%	11.47	37.00	44.64	113.13	129.61	8.81
KFFB	Kentucky First Federal (MHC)	7,692,200	4,727,938	2,964,262	38.54%	10.05	NM	100.50	127.86	169.92	29.22
LSBK	Lake Shore Bancorp Inc. (MHC)	6,463,719	3,636,875	2,826,844	43.73%	10.19	35.14	35.14	124.90	124.90	18.68
PBHC	Pathfinder Bancorp Inc. (MHC)	2,483,532	1,583,239	900,293	36.25%	11.50	25.56	35.04	131.43	159.63	8.91
UCBA	United Community Bancorp (MHC)	8,089,744	4,655,200	3,434,544	42.46%	10.40	NM	168.34	142.46	142.46	22.02
	Average						34.01	63.23	138.92	147.59	21.43
	Median						35.14	42.02	131.52	143.43	17.26
	High						52.23	168.34	210.11	210.11	44.99
	Low						21.67	27.13	101.90	101.90	8.81

EXHIBIT 48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SHARE AND MARKET DATA
Pro Forma Second Stage Conversion

		Share Price ($)	Per Share: Assets ($)	Per Share: Book Value ($)	Per Share: Tangible Book Value ($)	Per Share: Net Earnings ($)	Per Share: Core Earnings ($)	Price/ Assets (%)	Price/ Book (%)	Price/ Tang. Book (%)	Price/ Earnings (X)	Price/ Core Earnings (X)
COMPARABLE GROUP												
ALLB	Alliance Bancorp of Penn (MHC)	9.05	63.01	11.38	11.38	0.30	0.30	14.36	79.5	79.54	30.10	30.10
BFSB	Brooklyn Federal Bancorp (MHC)	13.58	38.33	14.58	14.58	0.40	0.40	35.43	93.1	93.13	34.24	34.24
CHEV	Cheviot Financial (MHC)	10.40	40.80	12.92	12.92	0.20	0.20	25.49	80.5	80.47	52.21	51.27
GOV	Gouverneur Bancorp (MHC)	9.10	61.90	13.37	13.37	0.50	0.56	14.70	68.1	68.08	18.24	16.32
GCBC	Greene County Bncp Inc. (MHC)	12.75	89.22	14.90	14.90	0.58	0.58	14.29	85.6	85.59	22.05	22.05
JXSB	Jacksonville Bancorp (MHC)	11.47	150.34	16.50	15.11	0.40	0.37	7.63	69.5	75.91	28.44	31.37
KFFB	Kentucky First Federal (MHC)	10.05	39.88	13.19	11.23	0.20	0.20	25.20	76.2	89.49	50.29	50.29
LSBK	Lake Shore Bancorp Inc. (MHC)	10.19	60.26	13.17	13.17	0.37	0.37	16.91	77.4	77.35	27.63	27.63
PBHC	Pathfinder Bancorp Inc. (MHC)	11.50	135.40	15.02	13.47	0.56	0.49	8.49	76.6	85.35	20.39	23.51
UCBA	United Community Bancorp (MHC)	10.40	52.37	12.42	12.42	0.20	0.15	19.86	83.7	83.74	52.16	68.35
	Average							18.24	79.02	81.87	33.57	35.51
	Median							15.81	78.45	82.10	29.27	30.74
	High							35.43	93.13	93.13	52.21	68.35
	Low							7.63	68.08	68.08	18.24	16.32

EXHIBIT 49

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS - FULL CONVERSION

Stock Prices as of February 15, 2008

	Market Data				Pricing Ratios				
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)
AUBURN BANCORP, INC.									
Appraised value - midpoint	**5.90**	**10.00**	**0.23**	**15.46**	**42.62**	**64.69**	**8.66**	**64.57**	**44.33**
Minimum	5.02	10.00	0.26	16.60	36.63	60.25	7.45	60.12	38.12
Maximum	6.79	10.00	0.20	14.62	48.49	68.42	9.85	68.30	50.41
Maximum, as adjusted	7.80	10.00	0.17	13.88	55.08	72.03	11.18	71.91	57.24
ALL THRIFTS									
Average	355.78	144.48	0.57	32.58	21.03	96.06	10.45	108.05	30.42
Median	44.91	12.93	0.63	14.32	16.70	91.28	8.99	100.10	19.66
MAINE THRIFTS (1)									
Average	NA	NA	NA	NA	NA	NA	NA	NA	NA
Median	NA	NA	NA	NA	NA	NA	NA	NA	NA
COMPARABLE GROUP - FULLY CONVERTED									
Average	69.14	10.85	0.37	13.74	33.57	79.02	18.24	81.87	35.51
Median	65.63	10.40	0.38	13.28	29.27	78.45	15.81	82.10	30.74
COMPARABLE GROUP - FULLY CONVERTED									
ALLB Alliance Bancorp of Penn (MHC)	65.39	9.05	0.30	11.38	30.10	79.54	14.36	79.54	30.10
BFSB Brooklyn Federal Bancorp (MHC)	179.97	13.58	0.40	14.58	34.24	93.13	35.43	93.13	34.24
CHEV Cheviot Financial (MHC)	93.69	10.40	0.20	12.92	52.21	80.47	25.49	80.47	51.27
GOV Gouverneur Bancorp (MHC)	20.93	9.10	0.50	13.37	18.24	68.08	14.70	68.08	16.32
GCBC Greene County Bncp Inc. (MHC)	52.75	12.75	0.58	14.90	22.05	85.59	14.29	85.59	22.05
JXSB Jacksonville Bancorp (MHC)	22.79	11.47	0.40	16.50	28.44	69.51	7.63	75.91	31.37
KFFB Kentucky First Federal (MHC)	77.31	10.05	0.20	13.19	50.29	76.21	25.20	89.49	50.29
LSBK Lake Shore Bancorp Inc. (MHC)	65.87	10.19	0.37	13.17	27.63	77.35	16.91	77.35	27.63
PBHC Pathfinder Bancorp Inc. (MHC)	28.56	11.50	0.56	15.02	20.39	76.57	8.49	85.35	23.51
UCBA United Community Bancorp (MHC)	84.13	10.40	0.20	12.42	52.16	83.74	19.86	83.74	68.35

(1) At February 15, 2008, there were no publicly-traded thrift institutions in Maine.

EXHIBIT 50

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - FULL CONVERSION

Auburn Savings Bank
Stock Prices as of February 15, 2008

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	42.62	33.57	29.27	21.03	16.70
Price to core earnings	P/CE	44.33	35.51	30.74	30.42	19.66
Price to book value	P/B	64.69%	79.02%	78.45%	96.06%	91.28%
Price to tangible book value	P/TB	64.57%	81.87%	82.10%	108.05%	100.10%
Price to assets	P/A	8.66%	18.24%	15.81%	10.45%	8.99%

Pre conversion earnings	(Y)	$	132,000	For the twelve months ended December 31, 2007.
Pre conversion core earnings	(CY)	$	127,000	For the twelve months ended December 31, 2007.
Pre conversion book value	(B)	$	4,481,000	At December 31, 2007
Pre conversion tang. book value	(TB)	$	4,499,000	At December 31, 2007
Pre conversion assets	(A)	$	63,458,000	At December 31, 2007

Conversion expense	(X)	11.37%	Percent sold	(PCT)	100.00%
ESOP stock purchase	(E)	7.00%	Option % granted	(OP)	10.00%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	40.80%
ESOP term (yrs.)	(T)	15	Option maturity	(OM)	5
RRP amount	(M)	3.00%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 10.00
Tax rate	(TAX)	34.00%			
Investment rate of return, pretax		2.71%			
Investment rate of return, net	(RR)	1.79%			

Formulae to indicate value after conversion:

1. P/E method: Value = P/E*Y / ((1-PE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM))) = $ 5,900,000

2. P/B method: Value = P/B*(B) / (1-PB*(PCT)*(1-X-E-M)) = $ 5,900,000

3. P/A method: Value = P/A*(A) / (1-PA*(PCT)*(1-X-E-M)) = $ 5,900,000

VALUATION CORRELATION AND CONCLUSIONS:

	Price Per Share	Public Shares Issued	Gross Proceeds of Public Offering	MHC Shares Issued	Total Shares Issued	TOTAL VALUE
Midpoint	**10.00**	**590,000**	**$5,900,000**	**0**	**590,000**	**$5,900,000**
Minimum	10.00	501,500	$5,015,000	0	501,500	$5,015,000
Maximum	10.00	678,500	$6,785,000	0	678,500	$6,785,000
Maximum, as adjusted	10.00	780,275	$7,802,750	0	780,275	$7,802,750

EXHIBIT 51

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Auburn Savings Bank
At the MINIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	5,015,000
Less: Estimated offering expenses		671,000
Net offering proceeds	$	4,344,000

2. Generation of Additional Income

Net offering proceeds	$	4,344,000
Less: Stock-based benefit plans [2]		501,500
Less: MHC capitalization		0
Net offering proceeds invested	$	3,842,500
Investment rate, after taxes		1.79%
Earnings increase - return on proceeds invested	$	68,727
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		15,446
Less: Stock-based incentive plan expense, net of taxes		19,859
Less: Option expense, net of applicable taxes		37,444
Net earnings increase (decrease)	$	(4,023)

3. Comparative Pro Forma Earnings

		Net		Core
Before conversion - 12 months ended 12/31/07	$	132,000	$	127,000
Net earnings increase		(4,023)		(4,023)
After conversion	$	127,977	$	122,977

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 12/31/07	$	4,481,000	$	4,499,000
Net cash conversion proceeds		3,842,500		3,842,500
After conversion	$	8,323,500	$	8,341,500

5. Comparative Pro Forma Assets

Before conversion - 12/31/07	$	63,458,000
Net cash conversion proceeds		3,842,500
After conversion	$	67,300,500

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Auburn Savings Bank
At the MIDPOINT

1. Gross Offering Proceeds

Offering proceeds [1]	$	5,900,000
Less: Estimated offering expenses		671,000
Net offering proceeds	$	5,229,000

2. Generation of Additional Income

Net offering proceeds	$	5,229,000
Less: Stock-based benefit plans [2]		590,000
Less: MHC capitalization		0
Net offering proceeds invested	$	4,639,000
Investment rate, after taxes		1.79%
Earnings increase - return on proceeds invested	$	82,973
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		18,172
Less: Stock-based incentive plan expense, net of taxes		23,364
Less: Option expense, net of applicable taxes		44,052
Net earnings increase (decrease)	$	(2,615)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 12/31/07	$	132,000	$	127,000
Net earnings increase		(2,615)		(2,615)
After conversion	$	129,385	$	124,385

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 12/31/07	$	4,481,000	$	4,499,000
Net cash conversion proceeds		4,639,000		4,639,000
After conversion	$	9,120,000	$	9,138,000

5. Comparative Pro Forma Assets

Before conversion - 12/31/07	$	63,458,000
Net cash conversion proceeds		4,639,000
After conversion	$	68,097,000

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Auburn Savings Bank
At the MAXIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	6,785,000
Less: Estimated offering expenses		671,000
Net offering proceeds	$	6,114,000

2. Generation of Additional Income

Net offering proceeds	$	6,114,000
Less: Stock-based benefit plans [2]		678,500
Less: MHC capitalization		0
Net offering proceeds invested	$	5,435,500
Investment rate, after taxes		1.79%
Earnings increase - return on proceeds invested	$	97,219
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		20,898
Less: Stock-based incentive plan expense, net of taxes		26,869
Less: Option expense, net of applicable taxes		50,660
Net earnings increase (decrease)	$	(1,207)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 12/31/07	$	132,000	$	127,000
Net earnings increase		(1,207)		(1,207)
After conversion	$	130,793	$	125,793

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 12/31/07	$	4,481,000	$	4,499,000
Net cash conversion proceeds		5,435,500		5,435,500
After conversion	$	9,916,500	$	9,934,500

5. Comparative Pro Forma Assets

Before conversion - 12/31/07	$	63,458,000
Net cash conversion proceeds		5,435,500
After conversion	$	68,893,500

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 54

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Auburn Savings Bank
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	7,802,750
Less: Estimated offering expenses		671,000
Net offering proceeds	$	7,131,750

2. Generation of Additional Income

Net offering proceeds	$	7,131,750
Less: Stock-based benefit plans [2]		780,275
Less: MHC capitalization		0
Net offering proceeds invested	$	6,351,475
Investment rate, after taxes		1.79%
Earnings increase - return on proceeds invested	$	113,602
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		24,032
Less: Stock-based incentive plan expense, net of taxes		30,899
Less: Option expense, net of applicable taxes		58,258
Net earnings increase (decrease)	$	413

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 12/31/07	$	132,000	$	127,000
Net earnings increase		413		413
After conversion	$	132,413	$	127,413

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 12/31/07	$	4,481,000	$	4,499,000
Net cash conversion proceeds		6,351,475		6,351,475
After conversion	$	10,832,475	$	10,850,475

5. Comparative Pro Forma Assets

Before conversion - 12/31/07	$	63,458,000
Net cash conversion proceeds		6,351,475
After conversion	$	69,809,475

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 55

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Auburn Savings		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	42.62 x		26.94%	45.62%
Price/book value	64.69 %	*	(18.13)%	(17.53)%
Price/assets	8.66 %		(52.49)%	(45.18)%
Price/tangible book value	64.57 %		(21.13)%	(21.36)%
Price/core earnings	44.33 x		32.05%	51.48%
Minimum of range:				
Price/earnings	36.63 x		9.09%	25.14%
Price/book value	60.25 %	*	(23.75)%	(23.19)%
Price/assets	7.45 %		(59.14)%	(52.86)%
Price/tangible book value	60.12 %		(26.56)%	(26.77)%
Price/core earnings	38.12 x		13.53%	30.23%
Maximum of range:				
Price/earnings	48.49 x		44.41%	65.66%
Price/book value	68.42 %	*	(13.41)%	(12.78)%
Price/assets	9.85 %		(46.00)%	(37.69)%
Price/tangible book value	68.30 %		(16.57)%	(16.81)%
Price/core earnings	50.41 x		50.15%	72.25%
Super maximum of range:				
Price/earnings	55.08 x		64.05%	88.18%
Price/book value	72.03 %	*	(8.84)%	(8.18)%
Price/assets	11.18 %		(38.71)%	(29.28)%
Price/tangible book value	71.91 %		(12.16)%	(12.41)%
Price/core earnings	57.24 x		70.48%	95.57%

* Represents pricing ratio associated with primary valuation method.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS - MINORITY OFFERING

Stock Prices as of February 15, 2008

	Market Data				Pricing Ratios				
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)
AUBURN BANCORP, INC.									
Appraised value - midpoint	**5.90**	**10.00**	**0.21**	**10.43**	**45.18**	**95.92**	**9.06**	**95.64**	**47.04**
Minimum	5.02	10.00	0.25	11.56	38.72	86.52	7.74	86.26	40.33
Maximum	6.79	10.00	0.19	9.59	51.54	104.29	10.36	104.00	53.64
Maximum, as adjusted	7.80	10.00	0.16	8.86	58.72	112.86	11.84	112.56	61.10
ALL MHCs									
Average	242.61	13.45	0.13	10.61	34.80	141.86	21.11	151.57	64.75
Median	54.32	10.53	0.26	7.84	30.32	133.87	16.07	141.45	46.94
MAINE MHCs (1)									
Average	NA	NA	NA	NA	NA	NA	NA	NA	NA
Median	NA	NA	NA	NA	NA	NA	NA	NA	NA
COMPARABLE GROUP									
Average	69.14	10.85	0.27	8.25	46.23	138.92	21.43	147.59	63.23
Median	65.63	10.40	0.27	8.09	37.00	131.52	17.26	143.43	42.02
COMPARABLE GROUP									
ALLB Alliance Bancorp of Penn (MHC)	65.39	9.05	0.22	7.12	75.72	131.60	15.65	131.60	39.40
BFSB Brooklyn Federal Bancorp (MHC)	179.97	13.58	0.25	6.47	52.23	210.11	44.99	210.11	52.23
CHEV Cheviot Financial (MHC)	93.69	10.40	0.10	7.54	NM	161.40	34.82	161.40	100.42
GOV Gouverneur Bancorp (MHC)	20.93	9.10	0.42	8.93	21.67	101.90	15.84	101.90	29.42
GCBC Greene County Bncp Inc. (MHC)	52.75	12.75	0.47	8.82	76.27	144.39	15.32	144.39	27.13
JXSB Jacksonville Bancorp (MHC)	22.79	11.47	0.31	11.38	37.00	113.13	8.81	129.61	44.64
KFFB Kentucky First Federal (MHC)	77.31	10.05	0.11	7.91	NM	127.86	29.22	169.92	100.50
LSBK Lake Shore Bancorp Inc. (MHC)	65.87	10.19	0.28	8.27	35.14	124.90	18.68	124.90	35.14
PBHC Pathfinder Bancorp Inc. (MHC)	28.56	11.50	0.45	8.75	25.56	131.43	8.91	159.63	35.04
UCBA United Community Bancorp (MHC)	84.13	10.40	0.11	7.30	NM	142.46	22.02	142.46	168.34

(1) At February 15, 2008, there were no publicly-traded mutual holding companies in Maine.

EXHIBIT 57

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - MINORITY OFFERING

Auburn Savings Bank
Stock Prices as of February 15, 2008

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	45.18	46.23	37.00	34.80	30.32
Price to core earnings	P/CE	47.04	63.23	42.02	64.75	46.94
Price to book value	P/B	95.92%	138.92%	131.52%	141.86%	133.87%
Price to tangible book value	P/TB	95.64%	147.59%	143.43%	151.57%	141.45%
Price to assets	P/A	9.06%	21.43%	17.26%	21.11%	16.07%

Pre conversion earnings	(Y)	$ 132,000	For the twelve months ended December 31, 2007.
Pre conversion core earnings	(CY)	$ 127,000	For the twelve months ended December 31, 2007.
Pre conversion book value	(B)	$ 4,481,000	At December 31, 2007
Pre conversion tang. book value	(TB)	$ 4,499,000	At December 31, 2007
Pre conversion assets	(A)	$ 63,458,000	At December 31, 2007

Conversion expense	(X)	11.37%	Percent sold	(PCT)	45.00%
ESOP stock purchase	(E)	3.43%	Option % granted	(OP)	3.43%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	40.80%
ESOP term (yrs.)	(T)	15	Option maturity	(OM)	5
RRP amount	(M)	1.47%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 10.00
Tax rate	(TAX)	34.00%			
Investment rate of return, pretax		2.71%			
Investment rate of return, net	(RR)	1.79%			

Formulae to indicate value after conversion:

1. P/E method: Value = P/E*Y / ((1-PE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM))) = $ 5,900,000

2. P/B method: Value = P/B*(B) / (1-PB*(PCT)*(1-X-E-M)) = $ 5,900,000

3. P/A method: Value = P/A*(A) / (1-PA*(PCT)*(1-X-E-M)) = $ 5,900,000

VALUATION CORRELATION AND CONCLUSIONS:

	Price Per Share	Public Shares Issued	Gross Proceeds of Public Offering	MHC Shares Issued	Total Shares Issued	TOTAL VALUE
Midpoint	**10.00**	**265,500**	**$2,655,000**	**324,500**	**590,000**	**$5,900,000**
Minimum	10.00	225,675	$2,256,750	275,825	501,500	$5,015,000
Maximum	10.00	305,325	$3,053,250	373,175	678,500	$6,785,000
Maximum, as adjusted	10.00	351,124	$3,511,240	429,151	780,275	$7,802,750

EXHIBIT 58

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Auburn Savings Bank
At the MINIMUM

1. Gross Offering Proceeds

Offering proceeds [(1)]	$	2,256,750
Less: Estimated offering expenses		671,000
Net offering proceeds	$	1,585,750

2. Generation of Additional Income

Net offering proceeds	$	1,585,750
Less: Stock-based benefit plans [(2)]		245,735
Less: MHC capitalization		25,000
Net offering proceeds invested	$	1,315,015
Investment rate, after taxes		1.79%
Earnings increase - return on proceeds invested	$	23,520
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		7,569
Less: Stock-based incentive plan expense, net of taxes		9,731
Less: Option expense, net of applicable taxes		12,843
Net earnings increase (decrease)	$	(6,623)

3. Comparative Pro Forma Earnings

		Net		Core
Before conversion - 12 months ended 12/31/07	$	132,000	$	127,000
Net earnings increase		(6,623)		(6,623)
After conversion	$	125,377	$	120,377

4. Comparative Pro Forma Net Worth [(3)]

		Total		Tangible
Before conversion - 12/31/07	$	4,481,000	$	4,499,000
Net cash conversion proceeds		1,315,015		1,315,015
After conversion	$	5,796,015	$	5,814,015

5. Comparative Pro Forma Assets

Before conversion - 12/31/07	$	63,458,000
Net cash conversion proceeds		1,315,015
After conversion	$	64,773,015

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 59

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Auburn Savings Bank
At the MIDPOINT

1. Gross Offering Proceeds

Offering proceeds [1]	$	2,655,000
Less: Estimated offering expenses		671,000
Net offering proceeds	$	1,984,000

2. Generation of Additional Income

Net offering proceeds	$	1,984,000
Less: Stock-based benefit plans [2]		289,100
Less: MHC capitalization		25,000
Net offering proceeds invested	$	1,669,900
Investment rate, after taxes		1.79%
Earnings increase - return on proceeds invested	$	29,868
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		8,904
Less: Stock-based incentive plan expense, net of taxes		11,448
Less: Option expense, net of applicable taxes		15,110
Net earnings increase (decrease)	$	(5,595)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 12/31/07	$	132,000	$	127,000
Net earnings increase		(5,595)		(5,595)
After conversion	$	126,405	$	121,405

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 12/31/07	$	4,481,000	$	4,499,000
Net cash conversion proceeds		1,669,900		1,669,900
After conversion	$	6,150,900	$	6,168,900

5. Comparative Pro Forma Assets

Before conversion - 12/31/07	$	63,458,000
Net cash conversion proceeds		1,669,900
After conversion	$	65,127,900

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 60

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Auburn Savings Bank
At the MAXIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	3,053,250
Less: Estimated offering expenses		671,000
Net offering proceeds	$	2,382,250

2. Generation of Additional Income

Net offering proceeds	$	2,382,250
Less: Stock-based benefit plans [2]		332,465
Less: MHC capitalization		25,000
Net offering proceeds invested	$	2,024,785
Investment rate, after taxes		1.79%
Earnings increase - return on proceeds invested	$	36,215
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		10,240
Less: Stock-based incentive plan expense, net of taxes		13,166
Less: Option expense, net of applicable taxes		17,376
Net earnings increase (decrease)	$	(4,566)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 12/31/07	$	132,000	$	127,000
Net earnings increase		(4,566)		(4,566)
After conversion	$	127,434	$	122,434

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 12/31/07	$	4,481,000	$	4,499,000
Net cash conversion proceeds		2,024,785		2,024,785
After conversion	$	6,505,785	$	6,523,785

5. Comparative Pro Forma Assets

Before conversion - 12/31/07	$	63,458,000
Net cash conversion proceeds		2,024,785
After conversion	$	65,482,785

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 61

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Auburn Savings Bank
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	3,511,240
Less: Estimated offering expenses		671,000
Net offering proceeds	$	2,840,240

2. Generation of Additional Income

Net offering proceeds	$	2,840,240
Less: Stock-based benefit plans [2]		382,335
Less: MHC capitalization		25,000
Net offering proceeds invested	$	2,432,905
Investment rate, after taxes		1.79%
Earnings increase - return on proceeds invested	$	43,515
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		11,776
Less: Stock-based incentive plan expense, net of taxes		15,140
Less: Option expense, net of applicable taxes		19,983
Net earnings increase (decrease)	$	(3,384)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 12/31/07	$	132,000	$	127,000
Net earnings increase		(3,384)		(3,384)
After conversion	$	128,616	$	123,616

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 12/31/07	$	4,481,000	$	4,499,000
Net cash conversion proceeds		2,432,905		2,432,905
After conversion	$	6,913,905	$	6,931,905

5. Comparative Pro Forma Assets

Before conversion - 12/31/07	$	63,458,000
Net cash conversion proceeds		2,432,905
After conversion	$	65,890,905

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 62

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Auburn Savings		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	45.18 x		(2.26)%	22.11%
Price/book value	95.92 %		(30.95)%	(27.06)%
Price/assets	9.06 %		(57.72)%	(47.51)%
Price/tangible book value	95.64 %	*	(35.20)%	(33.32)%
Price/core earnings	47.04 x		(25.60)%	11.95%
Minimum of range:				
Price/earnings	38.72 x		(16.24)%	4.65%
Price/book value	86.52 %		(37.72)%	(34.21)%
Price/assets	7.74 %		(63.86)%	(55.14)%
Price/tangible book value	86.26 %	*	(41.56)%	(39.86)%
Price/core earnings	40.33 x		(36.22)%	(4.03)%
Maximum of range:				
Price/earnings	51.54 x		11.49%	39.29%
Price/book value	104.29 %		(24.93)%	(20.70)%
Price/assets	10.36 %		(51.64)%	(39.97)%
Price/tangible book value	104.00 %	*	(29.53)%	(27.49)%
Price/core earnings	53.64 x		(15.16)%	27.66%
Super maximum of range:				
Price/earnings	58.72 x		27.04%	58.72%
Price/book value	112.86 %		(18.76)%	(14.19)%
Price/assets	11.84 %		(44.73)%	(31.39)%
Price/tangible book value	112.56 %	*	(23.73)%	(21.52)%
Price/core earnings	61.10 x		(3.36)%	45.41%

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, Keller & Company has provided a wide range of consulting services to over 200 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in twenty-four states and Washington D.C., extending from Oregon to Massachusetts. Keller & Company, Inc. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. Keller & Company, Inc. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

Keller & Company, Inc. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly-traded financial institution in the U.S. Keller & Company, Inc. is on-line for financial data and ratios for every bank and thrift in the U.S. Our data base is SNL Financial. Keller & Company is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of Keller & Company to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading bank consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

3/6/08
Date

Michael R. Keller

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Auburn Bancorp, Inc., in the amount of $25,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 29thst day of February 2008.

NOTARIAL SEAL STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
12/2/2012

NOTARY PUBLIC

END